CapitaLand

04 FEB 20 AM 7:21

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

82-4507

9 February 2004

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

04012998

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 January 2004 till 31 January 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Yours faithfully

Jessica Lum
Secretariat Manager

dlw 2/23

Encs.

cc VP Tan Wah Nam

s/sec/adr/2004/adrltr-jan.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Change of interest in Shanghai Ning Xin Real Estate Development Co., Ltd	2 January 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Change in Senior Management"	2 January 2004	For Public Relations Purposes
Increase in share capital of subsidiaries	9 January 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Increase in investment in subsidiary"	12 January 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Reset Convertible Preference Shares"	13 January 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Date of release of 2003 full year financial results"	13 January 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Appointment of a New Director"	14 January 2004	For Public Relations Purposes
Request for trading halt	15 January 2004	SESTL Listing Manual
Response to Business Times' article on 15 January 2004 entitled "CapitaLand may launch office reit in H1: sources"	15 January 2004	SESTL Listing Manual
Request for lifting of trading halt	15 January 2004	SESTL Listing Manual
Change of interest in Shanghai Ning Xin Real Estate Development Co., Ltd	16 January 2004	SESTL Listing Manual
CapitaLand signs conditional agreement to acquire prime residential site in Tanjong Rhu for S$51.9 million	19 January 2004	For Public Relations Purposes
Announcements and news release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – (1) "Unaudited 2003 full year financial statement and distribution announcement", (2) "CMT 2H2003 distribution exceeds forecast by 6.7%", (3) "Notice of books closure & distribution payment date" and (4) "Asset valuation"	20 January 2004	For Public Relations Purposes
Shanghai Bai Hua Property Investment Consultants Co. Ltd	21 January 2004	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Date of release of financial results for the full year ended 31 December 2003"	21 January 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Date of release of full year financial results announcement"	26 January 2004	For Public Relations Purposes
Announcement and news release by CapitaLand's subsidiary, Raffles Holdings Limited – "Press release and full year financial statement & dividend announcement for the year ended 31 December 2003"	28 January 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "2003 Results Briefings"	29 January 2004	For Public Relations Purposes
Joint venture in The United Arab Emirates	30 January 2004	SESTL Listing Manual
Announcements by CapitaLand's subsidiary, The Ascott Group Limited – (1) "Sale of serviced residence units at Somerset Thonglor by Siam Real Estate Fund, Thailand" and (2) "West Lake Development Company Limited"	30 January 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Update on liquidation of dormant subsidiary"	30 January 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "CapitaMall Trust pays S$55.7 million upfront land premium. CapitaMall Trust pays upfront land premium for IMM building for a lease term of 45 years"	30 January 2004	For Public Relations Purposes
Announcements by CapitaLand's subsidiary, Australand Holdings Limited – (1) "Appendix 4E – Preliminary final report for the year ended 31 December 2003"; (2) Profit announcement – Presentation slides; and (3) "Australand Property Trust – Investment portfolio"	30 January 2004	For Public Relations Purposes
Announcements and news release by CapitaLand's subsidiary, The Ascott Group Limited – (1) "Unaudited results for the year ended 31 December 2003", (2) "News release – Ascott records net profit of S$18.5 million. Serviced residence EBITDA grows 33% despite difficult conditions; and (3) "Asset valuations".	30 January 2004	For Public Relations Purposes

MASNET No. 32 OF 02.01.2004
Announcement No. 32

82-4507

CAPITALAND LIMITED

CHANGE OF INTEREST IN SHANGHAI NING XIN REAL ESTATE DEVELOPMENT CO., LTD

04 FEB 20 AM 7:21

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand's indirect effective interest in Shanghai Ning Xin Real Estate Development Co., Ltd ("Ning Xin"), a company incorporated in the People's Republic of China, has increased from 77.6% to 80.5%. Ning Xin is the owner and developer of the project known as "Oasis Riviera", a residential development in Changning District, Shanghai.

The change in interest took place when its indirect wholly-owned subsidiary, CapitaLand Fund Investment Pte Ltd ("CFIPL"), acquired a 14.55% beneficial interest from two shareholders of Ning Xin, namely, Hua Sheng Holdings Pte Ltd ("Hua Sheng", being another indirect wholly-owned subsidiary of CapitaLand), and HPL Properties (North Asia) Pte Ltd ("HPL"), who each transferred to CFIPL 15% of their existing stakes of 77.6% and 19.4% respectively, for a consideration of RMB29.10 million (approximately S$6.14 million). The remaining 3% in Ning Xin is held by Shanghai Xin Tian Di Real Estate Development Co., Ltd, a party unrelated to the CapitaLand Group.

The above consideration, which will be satisfied in cash, was arrived at on a willing buyer-willing seller basis taking into account, *inter alia,* the net tangible assets of the 14.55% stake in Ning Xin standing at RMB29.10 million (approximately S$6.14 million) as of 31 October 2003.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Jessica Lum
Assistant Company Secretary
2 January 2004

Submitted by Jessica Lum, Assistant Company Secretary on 02/01/2004 to the SGX

MASNET No. 46 OF 02.01.2004
Announcement No. 46

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "CHANGE IN SENIOR MANAGEMENT"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 02/01/2004 to the SGX

82-4507

MASNET No. 29 OF 02.01.2004
Announcement No. 29

THE ASCOTT GROUP LIMITED

CHANGE IN SENIOR MANAGEMENT

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Mr. Gan Juay Kiat will relinquish his role as Chief Corporate Officer of the Company to take up an appointment within the Corporate Planning Division of CapitaLand Limited with effect from 5 January 2004.

With the above changes, the Company's Executive Management Committee will be reconstituted as from 5 January 2004, comprising the following members:-

Mr. Eugene Paul Lai Chin Look, Managing Director/Chief Executive Officer
Mr. Ong Ah Luan Cameron, Deputy Chief Executive Officer (Operations)
Mr. Stanley Ling, Chief Financial Officer
Mr. Ng Lui Kwang Vincent, Chief Investment Officer
Mr. Benett Theseira, Managing Director (Europe)

By order of the Board
Shan Tjio
Company Secretary
2 January 2004

Submitted by Shan Tjio, Company Secretary on 02/01/2004 to the SGX

MASNET No. 61 OF 09.01.2004
Announcement No. 61

82-4507

CAPITALAND LIMITED

INCREASE IN SHARE CAPITAL OF SUBSIDIARIES

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the increase in share capital of the following indirect wholly-owned subsidiaries:

CapitaLand RECM Pte. Ltd. ("RECM")

RECM has increased its issued and paid-up ordinary share capital from S$2 to S$1,000,000 by the allotment and issue of 999,998 shares of S$1 each to CapitaLand Financial Limited ("CFL"), a wholly-owned subsidiary of CapitaLand.

CapitaRetail Singapore Management Pte. Ltd. ("CRM")

CRM has increased its issued and paid-up ordinary share capital from S$2 to S$100,000 by the allotment and issue of 99,998 shares of S$1 each to RECM, a wholly-owned subsidiary of CFL.

CapitaLand's interest in RECM and CRM remains unchanged at 100% after the aforesaid share capital increases.

The aforesaid share capital increases are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
9 January 2004

Submitted by Tan Wah Nam, Company Secretary on 09/01/2004 to the SGX

MASNET No. 49 OF 12.01.2004
Announcement No. 49

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "INCREASE IN INVESTMENT IN SUBSIDIARY"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 12/01/2004 to the SGX

82-4507

MASNET No. 30 OF 12.01.2004
Announcement No. 30

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Increase in Investment in Subsidiary

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that the Company has increased its investment in its wholly-owned subsidiary, Raffles International Limited ("RIL"), by subscribing for an additional 20,000,000 ordinary shares of S$1.00 each in RIL, thereby increasing the issued and paid-up share capital of RIL from the existing S$8,000,000/- to S$28,000,000/-. The said subscription is satisfied by the capitalization of part of the loans due from RIL to the Company.

RIL remains a wholly-owned subsidiary of the Company following the aforesaid subscription.

In line with the said subscription, RIL has also increased its authorized share capital from the existing S$20,000,000/- to S$50,000,000 by the creation of 30,000,000 ordinary shares of S$1.00 each.

The above transaction is not expected to have a material impact on earnings per share or the net tangible asset of the Raffles Holdings Limited Group for the financial year ended 31 December 2003.

Apart from Ms Jennie Chua Kheng Yeng also being a Director of RIL, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Emily Chin, Company Secretary on 12/01/2004 to the SGX

MASNET No. 12 OF 13.01.2004
Announcement No. 12

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "RESET CONVERTIBLE PREFERENCE SHARES"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 13/01/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

13 January 2004

RESET CONVERTIBLE PREFERENCE SHARES

Australand Property Group ("**APG**") announces that there will be no deferred payment to previous holders of Australand Holdings Limited ("**Australand**") Reset Convertible Preference Shares ("**Reset Prefs**") for the cancellation of the Reset Prefs under the Stapling Proposal implemented in November 2003.

As detailed in the Explanatory Memorandum dated 16 September 2003, the formula for calculating the cash consideration payable to Reset Prefs holders was designed to provide Reset Prefs holders with the same economic value per Reset Pref as would have otherwise been received had the Reset Prefs been converted into Australand ordinary shares on 30 December 2003. The deferred payment component was to replicate the implied Reset Prefs call option value. The calculation of the value of the deferred payment was based upon the terms of the Reset Prefs Information Memorandum, namely the call option value having regard to the average of the daily volume weighted average sale price of APG Stapled Securities traded on the Australian Stock Exchange during the 20 business days immediately preceding the conversion date of 30 December 2003 ("**20 day VWAP**").

For a deferred payment to be made in accordance with the formulae set out in the Reset Prefs Information Memorandum, as adjusted for the $225 million entitlement offer which concluded in December 2003, the 20 day VWAP would have needed to be greater than $1.6695. The actual 20 day VWAP of $1.5812 was therefore insufficient to generate a deferred payment.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

MASNET No. 77 OF 13.01.2004
Announcement No. 77

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "DATE OF RELEASE OF 2003 FULL YEAR FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 13/01/2004 to the SGX

82-4507

MASNET No. 37 OF 13.01.2004
Announcement No. 37

CAPITAMALL TRUST

DATE OF RELEASE OF 2003 FULL YEAR FINANCIAL RESULTS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that CMTML will release the financial results for CapitaMall Trust for the full year ended 31 December 2003 on Tuesday, 20 January 2004.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
13 January 2004

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 13/01/2004 to the SGX

MASNET No. 70 OF 14.01.2004
Announcement No. 70

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "APPOINTMENT OF A NEW DIRECTOR"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 14/01/2004 to the SGX

82-4507

MASNET No. 48 OF 14.01.2004
Announcement No. 48

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

APPOINTMENT OF A NEW DIRECTOR

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce the appointment of Mr Aman Mehta to the Board of Directors with effect from 14 January 2004.

Mr Aman Mehta is considered to be an independent director. The Company's Board will now comprise the following Directors:-

1. Mr Cheng Wai Keung (Chairman) - Independent
2. Mr Liew Mun Leong (Deputy Chairman)
3. Ms Jennie Chua Kheng Yeng (President & Chief Executive Officer)
4. Ms Chew Gek Khim - Independent
5. Mr Christopher Forbes - Independent
6. Mr Winston Tan Cheow Kim
7. Mr Tham Kui Seng
8. Mr Ernest Wong Yuen Weng - Independent
9. Mr Lui Chong Chee
10. Mr Giam Chin Toon - Independent
11. Dr Loo Choon Yong - Independent
12. Mr Aman Mehta - Independent

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr Aman Mehta will be released separately to the SGX-ST.

By Order of the Board

Emily Chin
Company Secretary
14 January 2004

Submitted by Emily Chin, Company Secretary on 14/01/2004 to the SGX

82-4507

CAPITALAND LIMITED

Request for Trading Halt

Date of Trading Halt:	15/01/2004
Time of Trading Halt:	0900 hours
Reasons for Trading Halt:	Pending release of an announcement

Submitted by Tan Wah Nam, Company Secretary on 15/01/2004 to the SGX

82-4507

04 FEB 20 AM 7:21

MASNET No. 12 OF 15.01.2004
Announcement No. 12

CAPITALAND LIMITED

RESPONSE TO BUSINESS TIMES' ARTICLE ON 15 JANUARY 2004 ENTITLED "CAPITALAND MAY LAUNCH OFFICE REIT IN H1: SOURCES"

With reference to the abovecaptioned article, CapitaLand Limited ("CapitaLand") wishes to reiterate that CapitaLand continually looks at all possible avenues to improve shareholders' value, including monetising or securitising its commercial assets, at such appropriate time or times, which may include introducing a commercial real estate investment trust.

Over the past three years, CapitaLand has monetised over $3 billion in assets through securitisations, direct sale of properties and the flotation of CapitaMall Trust.

Depending on the nature of any possible avenues being considered, this may involve obtaining relevant regulatory and/or shareholders' approvals.

Appropriate announcements will be made if and when there are any material developments.

CapitaLand would like to reiterate the statement made in its 2003 third quarter financial statements announcement issued on 7 November 2003 that "The Group expects its operations to remain profitable in 2003".

Submitted by Tan Wah Nam, Company Secretary on 15/01/2004 to the SGX

82-4507

CAPITALAND LIMITED

Request for Lifting of Trading Halt

Date of Lifting of Trading Halt:	15/01/2004
Time of Lifting of Trading Halt:	1400 hours

Submitted by Tan Wah Nam, Company Secretary on 15/01/2004 to the SGX

MASNET No. 79 OF 16.01.2004
Announcement No. 79

82-4507

CAPITALAND LIMITED

CHANGE OF INTEREST IN SHANGHAI NING XIN REAL ESTATE DEVELOPMENT CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect effective interest in Shanghai Ning Xin Real Estate Development Co., Ltd ("Ning Xin"), a company incorporated in the People's Republic of China, has changed from 80.51% to 72.17%. Ning Xin is the owner and developer of the project known as "Oasis Riviera", a residential development in Changning District, Shanghai.

CapitaLand's 80.51% indirect interest in Ning Xin was 65.96% held through its indirect wholly-owned subsidiary, Hua Sheng Holdings Pte Ltd ("Hua Sheng") and 14.55% held through another indirect wholly-owned subsidiary, CapitaLand Fund Investment Pte Ltd ("CFIPL"). The change in CapitaLand's interest in Ning Xin, from 80.51% to 72.17%, occurred when CFIPL transferred its 14.55% beneficial interest in Ning Xin to CapitaLand China Residential Fund Limited ("CCRF"), in which CapitaLand has a 42.7% indirect interest, for a consideration of RMB29.10 million (approximately S$6.14 million).

CCRF is a fund company set up to invest primarily in residential development projects in the People's Republic of China in order to capitalize on the growth of the residential property market with a primary focus on the mid to high-end residential segment in Shanghai and Beijing. CapitaLand, as the sponsor of CCRF, had committed to offer to CCRF an opportunity to acquire a stake in the Oasis Riviera project as a seed investment for CCRF. The aforesaid transaction was effected to fulfill that commitment.

The consideration will be satisfied in cash and was arrived at on a willing buyer-willing seller basis taking into account, *inter alia,* the net tangible assets of the 14.55% stake in Ning Xin standing at RMB29.10 million (approximately S$6.14 million) as of 31 October 2003.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Tan Wah Nam
Company Secretary
16 January 2004

Submitted by Tan Wah Nam, Company Secretary on 16/01/2004 to the SGX

82-4507

MASNET No. 25 OF 19.01.2004
Announcement No. 25

CAPITALAND LIMITED

CAPITALAND SIGNS CONDITIONAL AGREEMENT TO ACQUIRE PRIME RESIDENTIAL SITE IN TANJONG RHU FOR S$51.9 MILLION

Tg Rhu site.pdf

Submitted by Tan Wah Nam, Company Secretary on 19/01/2004 to the SGX

82-4507

CapitaLand

For immediate release

19 January 2004

NEWS RELEASE

CapitaLand signs conditional agreement to acquire prime residential site in Tanjong Rhu for S$51.9 million

Singapore, 19 January 2004 -- CapitaLand Limited, through its wholly-owned subsidiary CapitaLand Residential, has entered into a conditional put and call option agreement with Ghim Li Property Pte Ltd (the 'vendor') to acquire a residential site in the Tanjong Rhu/East Coast area for S$51.9 million. The vendor is a wholly owned subsidiary of Ghim Li Holdings Co. Pte Ltd, a garment and textile company. CapitaLand expects to build approximately 150 to 200 homes on the 6,518 square metre site.

The completion of the proposed purchase is dependent upon the vendor satisfactorily fulfilling all conditions precedent in the put and call option. These conditions include the vendor converting the site from industrial use to residential use with a plot ratio of 2.8, and upgrading the remaining lease of about 60 years to a fresh 99-year tenure. The transaction is expected to be completed in the third quarter of 2004.

Ms Patricia Chia, Deputy CEO of CapitaLand Residential Singapore, said, "We are pleased to add another well-located, leasehold site to our portfolio of properties. The proposed acquisition, together with the Jellicoe site, will give CapitaLand a more balanced portfolio of leasehold and freehold sites for development in the next few years. The East Coast area is traditionally popular with homebuyers. This site gives CapitaLand the opportunity to create a

distinctive riverfront residential development. We intend to have the development launch-ready by 2005."

Located at Kampong Kayu Road in Tanjong Rhu, the site is in a predominantly residential vicinity. Residents will enjoy the recreational facilities and amenities in the East Coast area. Schools in the vicinity include Dunman High School and Chung Cheng High School. From the site, it is a pleasant short walk to the proposed Circle Line MRT station at Stadium Boulevard/Old Airport Road, and a five-minute drive to the Central Business District.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Kindly visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited**
Date: **19 January 2004**

For more information, please contact:

Analyst contact:
Harold Woo, Equity Markets
Tel: +65 68233210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 68233218
Email: nicole.neo@capitaland.com.sg

MASNET No. 100 OF 20.01.2004
Announcement No. 100

82-4507

CAPITALAND LIMITED

ANNOUNCEMENTS AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "(1) UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT; (2) CMT 2H2003 DISTRIBUTION EXCEEDS FORECAST BY 6.7%; (3) NOTICE OF BOOKS CLOSURE & DISTRIBUTION PAYMENT DATE; AND (4) ASSET VALUATION"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and news release on the aforesaid matters.

For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 20/01/2004 to the SGX

82-4507

CapitaMall Trust

Embargoed for release till
5.00pm, 20 January 2004

CAPITAMALL TRUST

UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 October 2001 between the Manager, CapitaMall Trust Management Limited, and Bermuda Trust (Singapore) Limited as Trustee, as amended by a First Supplemental Deed dated 26 December 2001, a Second Supplemental Deed dated 28 June 2002, an Amending and Restating Deed dated 29 April 2003 and a Fourth Supplemental Deed dated 18 August 2003.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall. On 26 June 2003, CMT acquired and added another property, IMM Building, into its portfolio. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall).

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Circular dated 11 June 2003, please refer to paragraph 9 specifically.

82-4507

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(a)(i) Statement of total return (4Q 2003 vs 4Q 2002)

	4Q 2003[1] S$'000	4Q 2002 S$'000	Increase / (Decrease) %
Gross rental income	33,471	20,578	62.7
Car park income	1,052	861	22.2
Other income	1,658	914	81.4
Gross revenue	**36,181**	**22,353**	**61.9**
Property management fees	(1,328)	(890)	49.2
Property tax	(1,711)	(1,089)	57.1
Other property operating expenses [2]	(10,282)	(3,239)	217.4
Property operating expenses	**(13,321)**	**(5,218)**	**155.3**
Net property income	**22,860**	**17,135**	**33.4**
Interest income	**15**	**42**	**(64.3)**
Asset management fees	(2,107)	(1,324)	59.1
Trust expenses	(435)	(35)	1,142.9
Administrative expenses	**(2,542)**	**(1,359)**	**87.1**
Net investment income before interest costs and tax	**20,333**	**15,818**	**28.5**
Interest costs	(2,641)	(1,812)	45.8
Net investment income before tax	**17,692**	**14,006**	**26.3**
Taxation [3]	NA	NA	NA
Net investment income after tax	**17,692**	**14,006**	**26.3**

The review of the performance can be found in paragraph 8.

Footnotes :
1 IMM Building was acquired on 26 June 2003 and the results of IMM Building are included in 4Q 2003.
2 Included as part of the other property operating expenses are the following:

	4Q 2003 S$'000	*4Q 2002 S$'000*	*Increase / (Decrease) %*
Depreciation	*10*	*1*	*900*
Amortisation	*152*	*-*	*NA*
Allowance for doubtful debts and bad debts written back/written off	*(33)*	*49*	*Nm*
Assets written off (primarily the carpark systems)	*236*	*-*	*Nm*

3 Upon listing of CMT on 16 July 2002, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents.

82-4507

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

Statement of total return (YTD Dec 2003 vs YTD Dec 2002)

	YTD Dec 2003 S$'000	YTD Dec 2002 [1] S$'000	Increase / (Decrease) %
Gross rental income	107,200	80,612	33.0
Car park income	4,359	3,594	21.3
Other income	5,444	3,638	49.6
Gross revenue	**117,003**	**87,844**	**33.2**
Property management fees	(4,418)	(3,434)	28.7
Property tax	(4,148)	(4,066)	2.0
Other property operating expenses [2]	(30,017)	(16,397)	83.1
Property operating expenses	**(38,583)**	**(23,897)**	**61.5**
Net property income	**78,420**	**63,947**	**22.6**
Interest income	**69**	**66**	**4.6**
Asset management fees	(6,821)	(4,918)	38.7
Trust expenses	(1,149)	(1,100)	4.5
Administrative expenses	**(7,970)**	**(6,018)**	**32.4**
Net investment income before interest costs and tax	**70,519**	**57,995**	**21.6**
Interest costs	(8,792)	(6,845)	28.4
Net investment income before tax	**61,727**	**51,150**	**20.7**
Taxation [3]	NA	(6,156)	Nm
Net investment income after tax	**61,727**	**44,994**	**Nm**

The review of the performance can be found in paragraph 8.

Footnotes :

1 This is a summation of the 4 quarters 2002 results and does not include the 2001 results (which commenced on 28 Dec 2001, the effective date of the acquisition of the properties).

2 Included as part of the other property operating expenses are the following:

	YTD Dec 2003 S$'000	*YTD Dec 2002 S$'000*	*Increase / (Decrease) %*
Depreciation	*28*	*1*	*2,700*
Amortisation	*301*	*-*	*NA*
Allowance for doubtful debts and bad debts written off	*107*	*53*	*101.9*
Assets written off (primarily the carpark systems and video wall)	*648*	*-*	*Nm*

3 Upon listing of CMT on 16 July 2002, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents.

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CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(a)(ii) Distribution statement (4Q 2003 vs 4Q 2002)

	4Q 2003 S$'000	4Q 2002 S$'000	Increase / (Decrease) %
Net investment income after tax	17,692	14,006	26.3
Net effect of non-tax deductible / (chargeable) items (Note A)	1,113	(66)	Nm
Taxable income available for distribution to unitholders	**18,805**	**13,940**	**34.9**
Note A			
Non-tax deductible / (chargeable) items			
- Asset management fees (performance component)	*984*	*735*	*33.9*
- Trustee's fees	*97*	*78*	*24.4*
- Other items	*32*	*(879)*	*Nm*
Net effect of non-tax deductible / (chargeable) items	*1,113*	*(66)*	*Nm*

Distribution statement (YTD Dec 2003 vs YTD Dec 2002)

	1 Jan 03 - 25 Jun 03 S$'000	26 Jun 03 - 31 Dec 03 S$'000	YTD Dec 2003[3] S$'000	1 Jan 02 - 15 Jul 02[1] S$'000	16 Jul 02 - 31 Dec 02[2] S$'000	YTD Dec 2002[3] S$'000
Net investment income after tax	25,241	36,486	61,727	20,562	24,432	44,994
Net effect of non-tax deductible / (chargeable) items (Note A)	1,579	1,557	3,136	-	538	538
Others	-	-	-	(13)	-	(13)
Taxable income available for distribution to unitholders	**26,820**	**38,043**	**64,863**	**20,549**	**24,970**	**45,519**
Note A						
Non-tax deductible / (chargeable) items						
- Asset management fees (performance component)	*1,419*	*1,984*	*3,403*	-	*1,274*	*1,274*
- Trustee's fees	*143*	*200*	*343*	-	*136*	*136*
- Other items	*17*	*(627)*	*(610)*	-	*(872)*	*(872)*
Net effect of non-tax deductible / (chargeable) items	*1,579*	*1,557*	*3,136*	-	*538*	*538*

Footnote

1 CMT as a private trust.

2 CMT as a public trust. Tax transparency applies.

3 It is not meaningful to compare the YTD 2003 and 2002 figures as the public trust commenced only on 16 July 2002. Prior to 16 July 2002, tax transparency did not apply.

82-4507

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(a)(iii) <u>Statement of total return and distribution statement – breakdown of YTD Dec 2003</u>

	1 Jan 2003 - 25 Jun 2003 S$'000	26 Jun 2003 – 31 Dec 2003 S$'000	YTD Dec 2003 S$'000
Gross rental income	39,622	67,578	107,200
Car park income	2,150	2,209	4,359
Other income	2,169	3,275	5,444
Gross revenue	**43,941**	**73,062**	**117,003**
Property management fees	(1,720)	(2,698)	(4,418)
Property tax	(881)	(3,267)	(4,148)
Other property operating expenses	(9,722)	(20,295)	(30,017)
Property operating expenses	**(12,323)**	**(26,260)**	**(38,583)**
Net property income	**31,618**	**46,802**	**78,420**
Interest income	**42**	**27**	**69**
Asset management fees	(2,552)	(4,269)	(6,821)
Trust expenses	(462)	(687)	(1,149)
Administrative expenses	**(3,014)**	**(4,956)**	**(7,970)**
Net investment income before interest costs and tax	**28,646**	**41,873**	**70,519**
Interest costs	(3,405)	(5,387)	(8,792)
Net investment income	**25,241**	**36,486**	**61,727**
Net effect of non-tax deductible / (chargeable) items	1,579	1,557	3,136
Taxable income available for distribution to unitholders	**26,820**	**38,043**	**64,863**
Distribution per unit	**3.62¢** [1]	**4.41¢**[2]	

1 Distribution was paid to the unitholders in July 2003.
2 Please refer to para 6 for basis of computation.

82-4507

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(b)(i) **Balance sheet**

As at 31 Dec 2003 vs 31 Dec 2002

	31 Dec 2003 S$'000	31 Dec 2002 S$'000	Increase / (Decrease) %
Non-current assets			
Plant & equipment	228	80	185.0
Investment properties	1,240,000[1]	935,000	32.6
Investment in securities	58,000[2]	-	NA
Total non-current assets	1,298,228	935,080	38.8
Current assets			
Trade & other receivables	3,819[3]	2,173	75.8
Cash & cash equivalents	49,403[5]	52,969[4]	(6.7)
Total current assets	53,222	55,142	(3.5)
Less current liabilities			
Trade & other payables	34,793[6]	19,183	81.4
Provisions for taxation	367	367	-
Total current liabilities	35,160	19,550	79.9
Net current assets	**18,062**	**35,592**	**(49.3)**
Less non-current liabilities			
Interest bearing loan	325,000[7]	200,000	62.5
Other non-current liabilities	18,847[8]	9,452	99.4
Total non-current liabilities	343,847	209,452	64.2
Net assets	**972,443**	**761,220**	**27.8**
Unitholders' funds	**972,443[9]**	**761,220**	**27.8**

Footnotes:
1 The increase is due to the purchase of IMM Building which was completed on 26 June 2003 and increase in property value for all the properties based on an independent valuation performed for the year ended 31 December 2003.
2 This is the investment in Class E bonds (with attached preference shares) of CapitaRetail Singapore Limited (CRS). If the share of profit and revaluation surplus in the Class E bonds of CRS is included, the investment in securities would have increased by S$425,000 to S$58,425,000.

3 The increase is due to the addition of IMM Building to CMT's portfolio, prepayment of insurance and capitalisation of operating lease incentives which are amortised over the lease periods.
4 This includes the funds required to pay the distributable income for the period of 16 July 2002 to 31 December 2002 (5.5 months) of S$25.0 million which was distributed in February 2003.
5 This includes the funds required to pay the distributable income for the period of 26 June 2003 to 31 December 2003 of S$38.0 million which will be distributed in February 2004.
6 The increase is due to the addition of IMM Building to CMT's portfolio and payables for asset enhancement works at Tampines Mall, Junction 8 and Funan the IT Mall.
7 An additional loan of S$125.0 million was taken to part finance the acquisition of IMM Building.
8 The increase is mainly due to the security deposits received from tenants of IMM Building whose leases expire after 2004.
9 119.8 million of new units were issued on 26 June 2003 to part finance the acquisition of IMM Building. An additional 45 million new units were issued on 17 December 2003 to finance the investment in Class E Bonds (with attached preference shares) of CapitaRetail Singapore Limited.

1(b)(ii) Aggregate amount of borrowings and debt securities

	31 Dec 2003 S$'000	31 Dec 2002 S$'000
Secured borrowings		
Amount repayable in one year or less, or on demand	-	-
Amount repayable after one year	325,000[1]	200,000
	325,000	200,000

Footnotes:
1 An additional S$125.0 million 7-year term loan was drawndown on 26 June 2003 to part finance the acquisition of IMM Building.

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

82-4507

1(c) Cash flows statement (4Q 2003 vs 4Q 2002)

	4Q 2003 S$'000	4Q 2002 S$'000
Operating activities		
Net investment income before tax	17,692	14,006
Adjustments for interest income, interest expense, depreciation, amortisation and asset management fee paid in units, provision for doubtful debts & write-off of car park system	4,128	1,816
Changes in working capital	2,633	13
Tax paid	-	-
Cash generated from operating activities	**24,453**	**15,835**
Investing activities		
Interest received	18	35
Purchase of investment property, plant and equipment and subsequent expenditure	(17,176)	(5)
Investment in securities	(58,000)	-
Cash flows from investing activities	**(75,158)**	**30**
Financing activities		
Proceeds from issue of new units	59,850	-
Establishment, issue and financing expenses	(971)	3,709
Interest bearing borrowings	-	-
Distribution to unitholders	-	-
Interest paid	(2,641)	(2,394)
Cash flows from financing activities	**56,238**	**1,315**
Increase in cash and cash equivalent	**5,533**	**17,180**
Cash and cash equivalent at beginning of period	**43,870**	**35,789**
Cash and cash equivalent at end of period	**49,403**	**52,969**

82-4507

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

Cash flows statement (YTD Dec 2003 vs YTD Dec 2002)

	YTD Dec 2003 S$'000	YTD Dec 2002 [1] S$'000
Operating activities		
Net investment income before tax	61,727	51,150
Adjustments for interest income, interest expense, depreciation, amortisation and asset management fee paid in units, provision for doubtful debts & write-off of assets	13,211	7,363
Changes in working capital	22,884	6,874
Tax paid	-	(5,869)
Cash generated from operating activities	**97,822**	**59,518**
Investing activities		
Interest received	73	59
Purchase of investment property, plant and equipment and subsequent expenditure	(285,540)	(1,667)
Investment in securities	(58,000)	-
Cash flows from investing activities	**(343,467)**	**(1,608)**
Financing activities		
Proceeds from issue of new units	188,036	17,280
Establishment, issue and financing expenses	(10,408)	(13,383)
Interest bearing borrowings	125,000	-
Distribution to unitholders	(51,748)	(20,549)
Interest paid	(8,801)	(6,766)
Cash flows from financing activities	**242,079**	**(23,418)**
(Decrease)/Increase in cash and cash equivalent	**(3,566)**	**34,492**
Cash and cash equivalent at beginning of period	**52,969**	**18,477**
Cash and cash equivalent at end of period	**49,403**	**52,969**

Footnotes:

1 This is a summation of the 4 quarters 2002 results and does not include the 2001 results (which commenced on 28 Dec 2001, the effective date of the acquisition of the properties).

82-4507

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(d)(i) **Statement of changes in unitholders' funds (4Q 2003 vs 4Q 2002)**

As at 31 Dec 2003 vs 31 Dec 2002

	4Q 2003 S$'000	4Q 2002 S$'000
Balance as at beginning of period	**893,911**	**728,732**
Operations		
Net investment income after tax	17,692	14,006
Net appreciation on revaluation of investment property	1,287	15,933
Net increase in net assets resulting from operations	**18,979**	**29,939**
Unitholders' transactions		
Creation of units		
- proceeds from placement/initial public offering	59,850	-
- management fee paid in units	900	583
Establishment, issue and financing expenses	(1,197)	1,966[1]
Distribution to unitholders	-	-
Increase in net assets resulting from unitholders' transactions	**59,553**	**2,549**
Balance as at end of period	**972,443**	**761,220**

Footnote:
1 This refers to expenses which were no longer required.

82-4507

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

Statement of changes in unitholders' funds (YTD Dec 2003 vs YTD Dec 2002)

As at 31 Dec 2003 vs 31 Dec 2002

	YTD Dec 2003 S$'000	YTD Dec 2002 [1] S$'000
Balance as at beginning of period	**761,220**	**720,000**
Operations		
Net investment income after tax	61,727	44,994
Net appreciation on revaluation of investment property	16,870	15,933
Net increase in net assets resulting from operations	**78,597**	**60,927**
Unitholders' transactions		
Creation of units		
- proceeds from placement/initial public offering	188,036[2]	17,280[3]
- management fee paid in units	3,095	583
Establishment, issue and financing expenses	(6,757)[4]	(17,021)
Distribution to unitholders	(51,748)[5]	(20,549)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**132,626**	**(19,707)**
Balance as at end of period	**972,443**	**761,220**

Footnotes:

1 This is a summation of the 4 quarters 2002 results and does not include the 2001 results (which commenced on 28 Dec 2001, the effective date of the acquisition of the properties).

2 New units of 119.8 million were issued on 26 June 2003 to part finance the acquisition of IMM Building and 45 million new units issued on 17 Dec 2003 to finance the investment in Class E bonds of CapitaRetail Singapore Limited (CRS).

3 Proceeds from the initial public offering of 18 million units on 16 July 2002.

4 This comprises mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of IMM Building and investment in Class E bonds of CRS.

5 This comprises distribution income for the period of 16 July 2002 to 31 December 2002 paid in February 2003 and distribution income for the period of January 2003 to 25 June 2003 paid in July 2003.

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CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(d)(ii) Details of any change in the units (4Q 2003 vs 4Q 2002)

	4Q 2003 Units	4Q 2002 Units
Balance as at beginning of period	**860,366,259**	**738,000,000**
Issue of new units :		
- As payment of asset management fees	697,168[1]	560,948[2]
- Investment in securities	45,000,000	-
Balance as at end of period	**906,063,427**	**738,560,948**

Footnote:
1 These are the performance component of the asset management fees for 3Q 2003 which were issued in October 2003.
2 As the payment of asset management fee in units for the performance component of the asset management fee is effective from listing date of 17 July 2002, the units issued in 4Q 2002 were for the period 17 July 2002 to 30 September 2002.

1(d)(ii) Details of any change in the units (YTD 2003 vs YTD 2002)

	YTD Dec 2003 Units	YTD Dec 2002 Units
Balance as at beginning of period	**738,560,948**	**720,000,000**
Issue of new units :		
- As payment of asset management fees	2,702,479[1]	560,948[2]
- Initial Public Offering	-	18,000,000
- Acquisition/investment [3]	164,800,000	-
Balance as at end of period	**906,063,427**	**738,560,948**

Footnote:
1 These are the performance component of the asset management fees for 4Q 2002, 1Q 2003, 2Q 2003 and 3Q 2003 which were issued in January 2003, April 2003, July 2003 and October 2003 respectively.
2 The payment of asset management fee in units for the performance component of the asset management fee for 2002 is from the listing date of 17 July 2002 to 30 September 2002.
3. These are the new units issued to part finance the acquisition of IMM Building on 26 June 2003 and to finance the investment in Class E bonds of CRS on 17 December 2003.

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

82-4507

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31/12/2002.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (4Q 2003 vs 4Q 2002)**

In computing the EPU , the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used except for the period of 26 June 2003 to 31 December 2003. For this period, the number of units in issue that are entitled to the distribution is used.

	4Q 2003	1 Jan 2003 - 25 Jun 2003	26 Jun 2003 - 31 Dec 2003	YTD 2003
Weighted average number of units in issue	868,188,202	739,367,447	864,060,695	803,925,127
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	2.04¢	3.41¢	4.22¢	7.68¢
Based on fully diluted basis	2.04¢	3.41¢	4.22¢	7.68¢

The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

	4Q 2003	1 Jan 2003 - 25 Jun 2003	26 Jun 2003 - 31 Dec 2003	YTD 2003
Number of units in issue at end of period	906,063,427	739,918,671	906,063,427[1]	906,063,427
Number of units in issue at end of period that are entitled to the distribution for 26/6/03-31/12/03	861,063,427	-	861,063,427	861,063,427
Distribution per unit ("DPU") [1]				
Based on the number of units in issue at end of period	2.18¢	3.62¢	4.41¢[2]	7.53¢

Footnotes:

1 *45 million new units which were issued on 17 December 2003 for the investment in Class E bonds of CRS are not entitled to the distribution for the period of 26 June 2003 to 31 December 2003.*

2 *The figure excludes the 45 million units issued on 17 December 2003.*

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

	4Q 2002	1 Jan 2002 - 15 Jul 2002[1]	16 Jul 2002 - 31 Dec 2002[2]	YTD 2002
Weighted average number of units in issue	738,378,030	720,000,000	738,205,792	728,429,531
Number of units in issue at end of period	738,560,948	720,000,000	738,560,948	738,560,948

The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

	4Q 2002	1 Jan 2002 - 15 Jul 2002[1]	16 Jul 2002 - 31 Dec 2002[2]	YTD 2002 [1]
Earnings per unit ("EPU") [2]				
Based on weighted average number of units in issue	1.90¢	2.85¢	3.31¢	6.18¢
Based on fully diluted basis	1.90¢	2.85¢	3.31¢	6.18¢
Distribution per unit ("DPU") [3]				
Based on the number of units in issue at end of period	1.89¢	2.85¢	3.38¢	6.16¢

Footnotes:
1 This is a summation of the 4 quarters 2002 results and does not include the 2001 results (which commenced on 28 Dec 2001, the effective date of the acquisition of the properties).
2 CMT as a private trust. EPU and DPU are based on net investment income after tax.
3 CMT as a public trust. Tax transparency applies.

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	31/12/2003	31/12/2002
NAV per unit	$1.07	$1.03
Adjusted NAV per unit (excluding the distributable income)	$1.03	$1.00

8 **Review of the performance**

	4Q 2003	4Q 2002	YTD Dec 2003	YTD Dec 2002 [1]
	S$'000	S$'000	S$'000	S$'000
Income statement				
Gross revenue	36,181	22,353	117,003	87,844
Property operating expenses	(13,321)	(5,218)	(38,583)	(23,897)
Net property income	22,860	17,135	78,420	63,947
Interest income	15	42	69	66
Administrative expenses	(2,542)	(1,359)	(7,970)	(6,018)
Interest costs	(2,641)	(1,812)	(8,792)	(6,845)

82-4507

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

	4Q 2003 S$'000	4Q 2002 S$'000	YTD Dec 2003[1] S$'000	YTD Dec 2002[1,2] S$'000
<u>**Distribution statement**</u>				
Net investment income before tax	17,692	14,006	61,727	51,150
Net effect of non-tax deductible / (chargeable) items	1,113	(66)	3,136	538
Others	-	-	-	(13)
Taxation	-	-	-	(6,156)
Taxable income available for distribution to unitholders	**18,805**	**13,940**	**64,863**	**45,519**

Footnotes:
1 This is a summation of the 4 quarters 2002 results and does not include the 2001 results (which commenced on 28 Dec 2001, the effective date of the acquisition of the properties).
2 Not meaningful to compare YTD 2003 figures to YTD 2002 figures as the public trust commenced only on 16 July 2002. Prior to 16 July 2002, tax transparency did not apply.

<u>**4Q 2003 vs 4Q 2002**</u>

Gross revenue for 4Q 2003 was S$36.2 million, an increase of S$13.8 million from 4Q 2002. Gross revenue of S$12.0 million from IMM Building contributed to the big increase in revenue. The higher revenue was also due to the higher average rental rates achieved by the properties on new and renewal leases, higher car park income and other income initiatives such as advertising panels, new kiosks, etc. Property operating expenses for 4Q 2003 was S$13.3 million, an increase of S$8.1 million from 4Q 2002. This increase is due to expenses incurred by IMM Building (S$6.0m), higher tenancy and advertising and promotion expenses (S$1.1m), consultancy fees written back in 4Q 2002 (S$0.7m), higher property management reimbursables (S$0.4m), higher utilities and insurance expenses (S$0.2m), write-off of assets (S$0.2m), offset by lower car park maintenance expenses (S$0.4m) and property tax (S$0.1m).
Interest cost for 4Q 2003 was S$2.6 million, S$0.8 million higher than the corresponding quarter in 2002. This was due to the additional loan taken in June 2003 to part finance the acquisition of IMM Building.

<u>**YTD 2003 vs YTD 2002**</u>

Gross revenue for 2003 was S$117.0 million, net of SARs rebates of S$1.2 million given to tenants. This is an increase of S$29.2 million from 2002. This is mainly attributable to revenue from IMM Building (S$24.1m), higher average rental rates achieved by the properties on new and renewal leases, higher car park income and other income initiatives such as advertising panels, new kiosks, etc. Property operating expenses for 2003 is S$38.6 million, an increase of S$14.7 million from 2002. The higher operating expenses were mainly due to expenses incurred by IMM Building (S$11.7m), higher tenancy and advertising and promotion expenses (S$3.5m), assets written off (S$0.7m), higher insurance expense (S$0.4m), higher maintenance expenses (S$0.4m) and higher project management reimbursables (S$0.2m), offset by lower property tax (S$1.4m) and lower car park maintenance expenses (S$0.8m).
Interest cost for 2003 was S$8.8 million, S$1.9 million higher than the corresponding period in 2002. This was due to the additional loan taken in June 2003 to part finance the acquisition of IMM Building.

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CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

---

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

9(i) **Income and distribution statement for the period of 26 June 2003 to 31 December 2003**

	Actual	Forecast [1]	Increase / (Decrease)
	S$'000	S$'000	%
Gross rental income	67,578	66,578	1.5
Car park income	2,209	1,998	10.6
Other income	3,275	1,601	104.6
Gross revenue	**73,062**	**70,177**	**4.1**
Property management fees	(2,698)	(2,584)	4.4
Property tax	(3,267)	(4,084)	(20.0)
Other property operating expenses	(20,295)	(18,393)	10.3
Property operating expenses	**(26,260)**	**(25,061)**	**4.8**
Net property income	**46,802**	**45,116**	**3.7**
Interest income	**27**	**144**	**(81.3)**
Asset management fees	(4,269)	(3,919)	8.9
Trust expenses	(687)	(1,022)	(32.8)
Administrative expenses	**(4,956)**	**(4,941)**	**0.3**
Net investment income before interest costs and tax	**41,873**	**40,319**	**3.9**
Interest costs	(5,387)	(6,182)	(12.9)
Net investment income before tax	**36,486**	**34,137**	**6.9**
Net effect of non-tax deductible / (chargeable) items	1,557	1,534	1.5
Taxable income available for distribution to unitholders	**38,043**	**35,671**	**6.7**
Distribution per unit (in cents)			
For the period	4.41	4.16	6.0
Annualised	8.53	8.04	6.0

Footnote:
1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties for June to December 2003 pro-rated for 26 June 2003 to 31 December 2003.

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

		Actual 26 Jun 2003 - 31 Dec 2003 S$'000	Forecast [1] 26 Jun 2003 - 31 Dec 2003 S$'000	Increase / (Decrease) %
9(iii)	**Breakdown of gross revenue**			
	Tampines Mall	22,912	22,343	2.6
	Junction 8	15,815	14,633	8.1
	Funan The IT Mall	10,265	10,570	(2.9)
	IMM Building	24,335	22,631	7.5
	Gross revenue	**73,327**	**70,177**	**4.5**
	Less : Rebate to tenants	(265)	-	NA
	Gross revenue	**73,062**	**70,177**	**4.1**

Footnote:
1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties for June to December 2003, pro-rated for 26 June 2003 to 31 December 2003.

		Actual 26 Jun 2003 – 31 Dec 2003 S$'000	Forecast [1] 26 Jun 2003 - 31 Dec 2003 S$'000	Increase / (Decrease) %
9(iv)	**Breakdown of net property income**			
	Tampines Mall	17,365	16,756	3.6
	Junction 8	10,773	10,434	3.3
	Funan The IT Mall	6,176	7,098	(13.0)
	IMM Building	12,488	10,828	15.3
	Net property income	**46,802**	**45,116**	**3.7**

Footnote:
1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties for June to December 2003, pro-rated for 26 June 2003 to 31 December 2003.

9(v) **Review of the performance (26 June 2003 to 31 December 2003)**

Actual gross revenue for the period was S$73.1 million, net of the SARs rebates of S$0.3 million granted to the tenants mainly for IMM Building. Regardless of this, the actual gross revenue, on a portfolio basis, is 4.1% higher than the forecasted gross revenue. At the property level, other than Funan The IT Mall, the other three properties have performed better than forecast. The lower performance by Funan The IT Mall is due to the repositioning of the centre for better tenancy mix and long term sustainability. With this, there are voids, fitting-out periods which have been granted to the tenants.

Property operating expenses of S$26.3 million were higher than forecast. The savings from the property tax rebates granted by the government is offset by the higher expenditure incurred to reposition Funan The IT Mall and additional advertising and promotional expenses to create awareness of the centres and the new tenants.

CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

---

10 **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

The strengthened global backdrop and improving domestic demand both point towards sustainable growth momentum in Singapore in 2004. Market sentiment is expected to improve, along with retail spending. Unemployment, which has been the major threat to confidence, is forecast to be near its peak and should be relatively contained going forward. As such, it is expected that shopping malls and retailers, especially those that are focused on the basic and essential consumer segments, or are innovatively differentiated from competitors, will fare better. A potential risk is the return of SARs (Severe Acute Respiratory Syndrome) and other epidemic viruses which may affect customer traffic and spending and hence rental revenue.

CMT has out-performed its forecast as stated in the circular to unitholders dated 11 June 2003, with an annualised distribution per unit of 8.53 cents, as compared to the forecast distribution per unit of 8.04 cents for the period after the acquisition of IMM Building.

Outlook for 2004

The manager of CMT is optimistic to deliver the projected distribution per unit of 8.59 cents for 2004 after taking into consideration the effect of the investment in Class E Bonds in CapitaRetail Singapore and the upfront payment of the land premium for IMM Building, as stated in the Offer Information Statement dated 9 December 2003, barring any unforeseen circumstances.

11 **Distributions**

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 26 June 2003 to 31 December 2003
Distribution type	: Income
Distribution rate	: 4.41 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors will receive pre-tax distributions and pay tax on the distributions at their own marginal rate subsequently. Investors using CPF funds and SRS funds will also receive pre-tax distributions. These distributions are tax exempt. All other investors will receive their distributions after deduction of tax at the rate of 22%.
Remarks	: NA

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11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?

Yes

Name of distribution	: Distribution for 16 July 2002 to 31 December 2002
Distribution type	: Income
Distribution rate	: 3.38 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors will receive pre-tax distributions and pay tax on the distributions at their own marginal rate subsequently. Investors using CPF funds and SRS funds will also receive pre-tax distributions. These distributions are tax exempt. All other investors will receive their distributions after deduction of tax at the rate of 22%.
Remarks	: NA

11(c) Date payable

26 February 2004

11(d) Book closure date

3 February 2004

12 **If no distribution has been declared/recommended, a statement to that effect**

-

13 **Segmental Results**

	Actual YTD 2003 S$'000	Actual YTD 2002 S$'000	Increase / (Decrease) %
Total gross revenue			
Tampines Mall	43,765	41,212	6.2
Junction 8	28,965	26,723	8.4
Funan The IT Mall	20,133	19,909	1.1
IMM Building [1]	24,140	-	NA
Gross revenue	**117,003**	**87,844**	**33.2**

Footnotes :

IMM Building was acquired on 26 June 2003.

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CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

	Actual YTD 2003 S$'000	Actual YTD 2002 S$'000	Increase / (Decrease) %
<u>Net property income</u>			
Tampines Mall	33,408	31,362	6.5
Junction 8	20,306	19,706	3.0
Funan The IT Mall	12,218	12,879	(5.1)
IMM Building [1]	12,488	-	NA
Net property income	**78,420**	**63,947**	**22.6**

Footnotes :

IMM Building was acquired on 26 June 2003.

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

To refer to para 8 on the review of performance.

15 A breakdown of sales as follows:-

		Actual YTD 2003 S$'000	Actual YTD 2002 S$'000	Increase / (Decrease) %
15(a)	Sales reported for first half year	45,714	43,110	6.0
15(b)	Operating profit/loss after tax for first half year	26,017	19,009	Nm[1]
15(c)	Sales reported for second half year	71,289	44,734	59.4
15(d)	Operating profit/loss after tax for second half year	35,710	25,985	Nm[1]

Footnote:

1 It is not meaningful to compare the 2003 figures to 2002 figures as the public trust commenced only on 16 July 2002. Prior to 16 July 2002, tax transparency did not apply.

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CAPITAMALL TRUST
UNAUDITED 2003 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

---

16 **A breakdown of the total annual distribution for the current full year and its previous full year as follows:-**

	1 Jan 03 - 25 Jun 03 S$'000	26 Jun 03 - 31 Dec 03 S$'000	YTD Dec 2003 S$'000	1 Jan 02 - 15 Jul 02 S$'000	16 Jul 02 - 31 Dec 02 S$'000	YTD Dec 2002 S$'000
Annual distribution to unitholders	26,785	-[1]	26,785	20,549	24,963	45,512

Footnote:

Please refer to para 11(a).

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as Manager of CapitaMall Trust)

Winnie Tan

Company Secretary

20 January 2004

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CapitaMall Trust

NEWS RELEASE

20 January 2004
For Immediate Release

CMT 2H2003[1] distribution exceeds forecast[2] by 6.7%

Unitholders enjoy 47% total return for 2003

Asset enhancement plans in place to deliver growth in 2004 with forecast[2] DPU of 8.59¢

Singapore, 15 January 2004 – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce distributable income of S$38 million to CMT unitholders, an increase of S$2.3 million (or 6.7%) over the forecast[2] of S$35.7 million, for the period of 26 June 2003 to 31 December 2003. The Distribution Per Unit (DPU) for the period is 4.41¢ (annualised 8.53¢), which is higher than the forecast[2] DPU of 4.16¢ (annualised 8.04¢). With this DPU, the annualised distribution yield is 6.27%, based on the trading price of S$1.36 as at 19 January 2004. Distributions will be paid to unitholders on 26 February 2004.

Net property income from the four properties — Tampines Mall, Junction 8, Funan The IT Mall and IMM Building — increased by more than 3.7% above the 2003 forecast[2]. This can be attributed to the better than expected contributions from the newly acquired IMM Building, a 75% increase in non-rental income and interest expense savings.

Summary of CMT Results (Reporting period 26 June to 31 December 2003)

	Actual	Forecast[1]	Change (%)
Gross revenue (S$'000)	73,062	70,177	4.1%
Net property income (S$'000)	46,802	45,116	3.7%
Distributable income to unitholders (S$'000)	38,043	35,671	6.7%
DPU (cents)			
- For the period	4.41	4.16	6.0
- Annualised	8.53	8.04	6.0
Annualised distribution yield - Based on S$1.36[2]	6.27%	5.91%	6.0

Footnotes:

[1] Forecast as stated in the circular to unitholders dated 11 June 2003 for all properties for June to December 2003 pro-rated for 26 June 2003 to 31 December 2003.

[2] As at 19 January 2004.

---

[1] ... of 26 June 2003 to 31 December 2003.

Said Mr Pua Seck Guan, CEO of CMTML, "CMT has once again exceeded performance expectations. This was the result of various initiatives put in place in 2003, including the yield accretive acquisition of IMM Building. We have also been actively driving net operating income through tenancy remix, creation of additional revenue streams, and expansion of current non-traditional income sources. In addition, the completion of asset enhancement works at Junction 8 and Tampines Mall will further underpin CMT's DPU growth in the years ahead."

Unit Price Performance and Total Return for 2003

CMT's unit price has grown steadily since its initial public offering in July 2002, closing at a price of S$1.43 on 31 December 2003. This is a 41% increase over the last trading price of S$1.01 on 31 December 2002.

Total return for 2003 exceeds 47% based on the 31 December 2003 unit price of S$1.43, a 41% capital growth in unit price and more than 6% distribution yield. This was a reflection of the market's confidence in CMT and an endorsement of the manager's ability to drive both income and DPU growth, on top of providing sustainable returns.

Said Mr Hsuan Owyang, Chairman of CMTML and Deputy Chairman of CapitaLand Limited, "Since its launch one and a half years ago, CMT has pioneered not only a new financial investment product but also laid the foundations for the REIT industry in Singapore. There has been overwhelming response to its capital raising exercises in 2003, for the purchase of IMM Building and the investment in CapitaRetail Singapore. As an investment asset class, it has outperformed broader indices like the Straits Times Index and the Singapore Property Equities Index by 10% and 3% respectively. These results are testament to CapitaLand's retail management and capital management expertise, which have added much value to CMT and its stable of properties."

Inclusion in European Indices

As of January 2004, CMT has been included in various prestigious investment indices which are widely referred to by European fund managers as performance benchmarks in the selection and monitoring of investments. These include Global Property Research's GPR 250 Index and GPR General, as well as the EPRA/NAREIT Global Real Estate Index and its sub-indices.

The GPR 250 Index is made up of the 250 most-traded property companies worldwide over the last 12 months.

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Optimism for 2004

The strengthened global backdrop and improving domestic demand both point towards sustainable growth momentum in Singapore in 2004. Market sentiment is expected to improve, along with retail spending. Unemployment, which has been the major threat to confidence, is forecast to be near its peak and should be relatively contained going forward. As such, it is expected that shopping malls and retailers, especially those that are focused on the basic and essential consumer segments, or are innovatively differentiated from competitors, will fare better.

The main focus for CMT in 2004 will be to maintain the existing high occupancy rate, control costs, execute asset enhancement initiatives and achieve targeted earnings for the year. CMT is well-positioned for another strong year. The manager is confident of delivering the 2004 forecast distribution of 8.59¢[3] per unit, barring any unforeseen circumstances

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 900 leases from local and international tenants. It has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building. CMT has performed well and exceeded initial forecasts for 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID: 68233541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Janice Tan, DID: 62396856; Email: janice.tan@capitaland.com.sg

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CapitaMall Trust

NOTICE OF BOOKS CLOSURE & DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("CMT") will be closed on **3 February 2004 at 5.00 p.m** to determine unitholders' entitlements to the CMT distribution of 4.41 cents per unit for the period of 26 June 2003 to 31 December 2003 ("Distribution").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with units as at 5.00 p.m on 3 February 2004, will be entitled to the Distribution to be paid on **26 February 2004.**

DECLARATION FOR SINGAPORE TAX PURPOSES

Qualifying unitholders will first receive the gross Distribution, but will have to pay income tax later at their own applicable individual or corporate tax rate. Such unitholders must complete a prescribed form for declaring their Singapore tax residence status (the "Declaration for Singapore Tax Purposes Form"). They will receive the prescribed form from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and they will have to complete and return the form to the Registrar, Lim Associates (Pte) Ltd.

Qualifying unitholders include Singapore Citizens/Permanent Residents and Singapore companies, who are tax resident in Singapore. The complete list of qualifying unitholders will be shown on the "Declaration for Singapore Tax Purposes Form".

Lim Associates (Pte) Ltd will despatch the "Declaration for Singapore Tax Purposes Form" to unitholders on or around **5 February 2004.**

CPF/ SRS FUNDS

Unitholders who have purchased their units using Central Provident Fund (CPF) or Supplementary Retirement Scheme (SRS) fund will receive gross Distribution which is tax-exempt. Therefore, there is no need for them to fill up the "Declaration for Singapore Tax Purposes Form".

JOINT OR NOMINEE UNITHOLDERS

Unitholders who hold their units jointly or through nominees will receive their Distribution net of 22% tax. These Unitholders therefore do not need to return the "Declaration for Singapore Tax Purposes Form" in respect of units held jointly or through nominees.

IMPORTANT DATES AND TIMES

3 February 2004 at 5.00 p.m.	CMT books closure
16 February 2004 at 5.00 p.m.	Unitholders must complete and return "Declaration for Singapore Tax Purposes Form"
26 February 2004	Payment of Distribution

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IMPORTANT NOTE

Qualifying unitholders must complete and return this prescribed form by 5.00 p.m on 16 February 2004 in order to receive the gross Distributions as described above.

The beneficial owner is required to declare the amount of gross income distribution as taxable income in the income tax return for the year of assessment 2004.

For enquiries, please contact Janice Tan at 6536 1188 or email: janice.tan@capitaland.com.sg or visit our website at <www.capitamall.com>.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
20 January 2004

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MASNET No. 76 OF 20.01.2004
Announcement No. 76

CAPITAMALL TRUST

ANNOUNCEMENT - ASSET VALUATION

The Board of Directors of CapitaMall Trust Management Limited (the "Company") wishes to announce that independent valuations for the four properties under CapitaMall Trust, namely Tampines Mall, Junction 8, Funan The IT Mall and IMM Building were undertaken by Knight Frank Pte Ltd and the valuations (dated 31 October 2003) are as follows:

Description of property	Location	Property valuation
Tampines Mall	4 Tampines Central 5	S$450,000,000.00
Junction 8	9 Bishan Place	S$315,000,000.00
Funan The IT Mall	109 North Bridge Road	S$193,000,000.00
IMM Building	2 Jurong East Street 21	S$282,000,000.00
Total		S$1,240,000,000.00

The higher valuation has resulted in a revaluation surplus of S$16.9 million for 2003.

A copy of the valuation report is available for inspection at its registered office during normal business hours for 3 months from today.

By Order of the Board

Winnie Tan
Company Secretary
20 January 2004

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 20/01/2004 to the SGX

MASNET No. 15 OF 21.01.2004
Announcement No. 34

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CAPITALAND LIMITED

SHANGHAI BAI HUA PROPERTY INVESTMENT CONSULTANTS CO., LTD SHANGHAI XIN RUI PROPERTY DEVELOPMENT CO., LTD – COMPLETION OF MEMBERS' VOLUNTARY LIQUIDATION

Further to the announcements made on 24 July 2003 and 24 September 2003, the Board of Directors of CapitaLand Limited wishes to announce that its indirect subsidiaries, namely, Shanghai Bai Hua Property Investment Consultants Co., Ltd ("Bai Hua") and Shanghai Xin Rui Property Development Co., Ltd ("Xin Rui"), have been liquidated.

The liquidation of Bai Hua and Xin Rui (both incorporated in the People's Republic of China) is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
21 January 2004

Submitted by Tan Wah Nam, Company Secretary on 21/01/2004 to the SGX

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MASNET No. 20 OF 21.01.2004
Announcement No. 39

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DATE OF RELEASE OF FINANCIAL RESULTS FOR THE FULL YEAR ENDED 31 DECEMBER 2003"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 21/01/2004 to the SGX

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MASNET No. 8 OF 21.01.2004
Announcement No. 27

THE ASCOTT GROUP LIMITED

DATE OF RELEASE OF FINANCIAL RESULTS FOR THE FULL YEAR ENDED 31 DECEMBER 2003

The Company wishes to announce that it will release its financial results for the full year ended 31 December 2003 on Friday, 30 January 2004.

By order of the Board
Shan Tjio
Company Secretary
21 January 2004

Submitted by Shan Tjio, Company Secretary on 21/01/2004 to the SGX

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MASNET No. 13 OF 26.01.2004
Announcement No. 13

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "DATE OF RELEASE OF FULL YEAR FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RH annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/01/2004 to the SGX

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MASNET No. 9 OF 26.01.2004
Announcement No. 9

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Date of Release of Full Year Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the full year ended 31 December 2003 on Wednesday, 28 January 2004. A web-cast of the results briefing will be available via the Company's website (www.rafflesholdings.com) later, on the same night.

By Order of the Board

Emily Chin
Company Secretary
26 January 2004

Submitted by Emily Chin, Company Secretary on 26/01/2004 to the SGX

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MASNET No. 48 OF 28.01.2004
Announcement No. 48

CAPITALAND LIMITED

ANNOUNCEMENT AND PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "PRESS RELEASE AND FULL YEAR FINANCIAL STATEMENT & DIVIDEND ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2003"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement and press release on the aforesaid matter.

For details, please refer to the announcement and press release posted by RHL on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 28/01/2004 to the SGX

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Raffles
HOLDINGS

Press Release on Financial Statements for the full year ended 31 December 2003

- **RAFFLES HOLDINGS ACHIEVED S$54.1 MILLION NET PROFIT FOR 2003. PATMI FROM OPERATIONS GREW BY A STRONG 60%.**

- **PROPOSE TO RETURN S$0.20 / SHARE OR A TOTAL OF ABOUT S$416M TO SHAREHOLDERS VIA DIVIDEND AND A ONE-OFF CAPITAL DISTRIBUTION**

FINANCIAL HIGHLIGHTS			
(S$ million)	**Full Year 2003**	**Full Year 2002**	**Growth %**
Turnover	420.1	385.3	⇧ 9
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	135.1	117.2	⇧ 15
Profit before tax (PBT)	72.4	61.2	⇧ 18
Profit attributable to shareholders (PATMI)			
- Operating PATMI excluding exceptional items	28.6	17.9	⇧ 60
- Total PATMI	54.1	45.0	⇧ 20
Earnings per share (cents)	2.60	2.16	⇧ 20

- **ACHIEVED HIGHER PATMI OF S$54.1M ON THE BACK OF IMPROVED OPERATING LEVERAGE**

  - PATMI from operations increased by a strong 60% to S$28.6m.

  - Successful implementation of the Group's Strategic Plan in April 2003 to improve efficiency and manage costs was one of the key drivers for better 2003 performance.

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- Overall, PATMI increased by 20% to S$54.1m in spite of the lower net exceptional gains in 2003 compared to 2002.

- **AS PART OF CONTINUING EFFORTS TO ACTIVELY MANAGE BALANCE SHEET TO ENHANCE SHAREHOLDERS' VALUE, PROPOSE TO RETURN S$0.20 / SHARE OR A TOTAL OF ABOUT S$416M TO SHAREHOLDERS, COMPRISING :**

  * **A GROSS FINAL DIVIDEND OF S$0.02 /SHARE; AND**

  * **A ONE-OFF CAPITAL DISTRIBUTION OF S$0.18 / SHARE VIA CAPITAL REDUCTION**

- Return cash that the Group does not immediately need. Will fund future growth with a better mix of debt and internally generated funds to achieve a more optimal gearing.

- The capital distribution via capital reduction is subject to, amongst others, the approval of shareholders and the High Court of Singapore.

- **SUCCESSFUL IMPLEMENTATION OF THE REFOCUSED DEMAND-DRIVEN BUSINESS STRATEGY**

- "The Group has been successful in implementing the various initiatives to improve efficiency and manage costs under its Strategic Plan. This has resulted in a more efficient structure overall and increased profits from operations.

- Going forward, the Group will focus on driving revenue, expanding awareness of its two brands, pushing the e-commerce channel and tapping on emerging markets through wider sales representations and marketing programmes. The Group will also continue to pursue its asset-light strategy to grow its network."

Jennie Chua, President & CEO, Raffles Holdings Limited

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- **THE GROUP IS WELL POSITIONED TO BENEFIT FROM A RECOVERY IN THE GLOBAL LODGING INDUSTRY**

  - "The Group has turned in a good performance despite a very challenging 2003 for the global lodging industry which was severely impacted by a series of unprecedented events.

  - The management has also been proactive in seeking avenues to enhance shareholders' values.

  - With the leaner structure in place, the Group is well positioned to benefit from the expected recovery in the global lodging industry in the coming year.

  - For the whole of 2004, the Group expects its performance from operations to be profitable. However, in the absence of exceptional gains in 2004 as well as higher interest expenses as the Group gears up to fund future growth, the level of profitability is expected to be lower than that achieved in 2003."

Cheng Wai Keung, Chairman, Raffles Holdings Limited

****

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About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 31 major destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings has a hotel management subsidiary, Raffles International Limited. Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

The Group's portfolio of hotels is marketed under two brands. The "Raffles Hotels & Resorts" brand distinguishes itself by the highest standards of products and services available in major cities on an international level. These include the legendary Raffles Hotel, Singapore, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux. The "Swissôtel Hotels & Resorts" brand offers quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveler, with an emphasis on quality and comfort. Under the Swissôtel Hotels & Resorts brand, the Group owns and manages 24 hotels in 21 destinations.

About CapitaLand Limited

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

For more information, please contact:

Lim Li Chuen (Ms)
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: lim.lichuen@raffles.com

Or visit our website at www.rafflesholdings.com

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Appendix A

HOTEL PORTFOLIO

Raffles Hotels & Resorts – 2,647 Rooms and Suites

Raffles Hotel, Singapore	103
Raffles The Plaza, Singapore	783
Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia	131
Raffles Hotel Le Royal, Phnom Penh, Cambodia	210
Raffles L'Ermitage Beverly Hills, California, USA	124
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany	156
Le Montreux Palace, Montreux, Switzerland	235
Raffles Resort Canouan Island, The Grenadines (launching 15 July 2004)	156
Raffles Resort Phuket, Thailand (target opening 2006)	79
Raffles Resort Bali at Jimbaran, Indonesia*	210
Raffles Resort Bintan, Indonesia*	300
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain*	160

Swissôtel – 9,359 Rooms and Suites

Swissôtel The Stamford, Singapore	1,263
Swissôtel Merchant Court , Singapore	476
Swissôtel Beijing, China	475
Swissôtel Dalian, China	423
Swissôtel Nankai Osaka, Japan (leased)	548
Swissôtel Sydney on Market Street, Australia	361
Merchant Court at Le Concorde, Bangkok, Thailand	410
Nai Lert Park, Bangkok, Thailand	338
Swissôtel Berlin, Germany (leased)	316
Swissôtel Dusseldorf, Germany	246
Swissôtel The Howard, London, UK	189
Swissôtel Basel, Switzerland	238
Swissôtel Metropole, Geneva, Switzerland	128
Swissôtel Zurich, Switzerland	347
Swissôtel Amsterdam, The Netherlands (leased)	106
Swissôtel Gocek, Marina & Spa Resort, Turkey	557
Swissôtel The Bosphorus, Istanbul, Turkey	567
Swissôtel Chicago, USA	632
Swissôtel The Drake, New York, USA	495
Swissôtel Lima, Peru	244
Swissôtel Quito, Ecuador	250
Celik Palas Bursa, Turkey**	156
Swissôtel The Celik Palas Bursa, Turkey (target opening 2005)**	241
Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2005)	353

* being developed by owners

** Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International is managing the existing Celik Palas Bursa.

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RAFFLES HOLDINGS

RAFFLES HOLDINGS LIMITED

Full Year Financial Statement And Dividend Announcement

TABLE OF CONTENTS

		Page No.
1(a)	INCOME STATEMENT	2
1(b)	BALANCE SHEET	6
1(c)	CASH FLOW STATEMENT	9
1(d)	STATEMENT OF CHANGES IN EQUITY	11
2,3	AUDIT STATEMENT	13
4	ACCOUNTING POLICIES	13
5	CHANGES IN ACCOUNTING POLICIES	13
6	EARNINGS PER SHARE	13
7	NET ASSET VALUE PER SHARE	13
8	REVIEW OF GROUP PERFORMANCE	14
9	VARIANCE FROM PREVIOUS PROSPECT STATEMENT	19
10	OUTLOOK	19
11	RISK RACTORS	19
12,13	PROPOSED CAPITAL DISTRIBUTION AND FINAL DIVIDEND	20
14,15	SEGMENTAL INFORMATION (BUSINESS & GEOGRAPHICAL)	23
16	BREAKDOWN OF SALES	26
17	INTERESTED PERSONS TRANSACTIONS	27

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Raffles HOLDINGS

RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group (Full Year)		
		31 Dec 2003	31 Dec 2002	Incr / (Decr)
	Note	S$'000	S$'000	%
Turnover	i	**420,105**	**385,333**	9
Cost of sales	i	(209,650)	(187,051)	12
Gross profit	i	**210,455**	**198,282**	6
Advertising & promotion	ii	(28,605)	(25,392)	13
General & administration	ii	(77,980)	(78,347)	(0)
Property & maintenance	ii	(114,615)	(98,498)	16
Exceptional gains	iii	47,676	35,717	33
Exceptional losses	iii	(18,194)	(4,687)	288
Other operating income	iv	6,507	2,083	212
Profit on operating activities	v	**25,244**	**29,158**	(13)
Share of results of associated companies	vi	45,528	36,499	25
Profit before Interest and tax		**70,772**	**65,657**	8
Finance income	vii	10,103	5,205	94
Finance costs	viii	(8,433)	(9,620)	(12)
Profit before tax	ix	**72,442**	**61,242**	18
Income tax expense	x	(18,392)	(12,472)	47
Profit after tax		**54,050**	**48,770**	11
Minority interests		93	(3,787)	n.m.
Profit attributable to shareholders*	xi	**54,143**	**44,983**	20

* **Profit attributable to shareholders**	**54,143**	**44,983**	20
<u>Comprising</u>			
- Operating PATMI	28,656	17,876	60
- Net exceptional items after tax and minority interests	25,487	27,107	(6)

n.m. - not meaningful

Explanatory Notes - FY 2003 vs FY 2002

i) Turnover, cost of sales and gross profit
In 2003, turnover increased by S$34.8 mil or 9.0% to S$420.1 mil over 2002. The increase was due to the consolidation of four months of Swissotel Nankai Osaka's turnover following its launch on 1 September 2003 and the translation of the turnover denominated in foreign currencies (the Swiss Franc, the Euro and the Australian Dollar) into Singapore Dollar at higher exchange rates. As at 31 December 2003, the Swiss Franc, the Euro and the Australian Dollar appreciated by 12.5%, 16.5% and 15.7% respectively against the Singapore Dollar as compared to 31 December 2002. These more than offset the deconsolidation of the Raffles Brown's Hotel's turnover following its divestment in June 2003.

In 2003, cost of sales increased by S$22.6 mil or 12.1% as compared to 2002 due to similar reasons as turnover as explained above. If these effects were excluded, the cost of sales in fact decreased by S$11.8 mil or 6.3% as compared to 2002. This was achieved as a result of the various cost-containment measures such as outsourcing, job enlargement and rationalisation, shared services and central purchasing implemented under the Strategic Plan in April this year.

Gross profit improved by S$12.2 mil or 6.1% compared with 2002 despite the outbreak of SARs and Iraq war in 1H 2003 and softness in the global hospitality market. The improvement was mainly due to higher turnover and successful cost management as described above.

ii) Advertising & promotion, general & administration and property & maintenance
These expenses represented the key operating expenses of the Group.

Advertising & promotion expenses increased by S$3.2 mil or 12.7%. This was mainly due to (a) one-off major promotional expenses incurred for the launching of the Swissotel Nankai Osaka on 1 September 2003 and in the reflagging of Merchant Court Hotel Sydney to Swissotel Sydney in December 2003 and, (b) the effects of the foreign currencies translation into Singapore Dollar at higher exchange rates.

General & administration expenses were lower than 2002 despite the consolidation of Swissotel Nankai Osaka's expenses and the effects of the foreign currencies translation into Singapore Dollar at higher exchange rates. If these effects were excluded, these expenses actually decreased by S$4.9 mil. This was the result of the intensive cost containment measures that had been implemented at both the hotels and corporate level since April this year.

Property & maintenance expenses increased by S$16.1 mil mainly due to the commencement of lease payment of Swissotel Nankai Osaka, higher depreciation charges arising mainly from accelerated depreciation following rooms refurbishment programmes and the effects of the foreign currencies translation into Singapore Dollar at higher exchange rates. Excluding these effects, the property & maintenance expenses decreased by S$3.4 mil.

iii) Exceptional items
The net exceptional gains before tax and minority interests of S$29.5 mil (2002: S$31.0 mil) in 2003 comprised:

		Group	
		31 Dec 2003	31 Dec 2002
		S$ mil	S$ mil
(a)	Gain on the divestment of Raffles Brown's Hotel in London and realisation of exchange gain	37.7	-
(b)	Successful resolution of outstanding legal issues and post-completion matters relating to Swissotel acquisition	6.3	21.8
(c)	Write-back of provision for profit warranty in relation to the sale of 55% interest in Tincel Properties (Private) Limited ("Tincel Properties") for 2003 no longer required as performance exceeded target set	2.8	1.4
(d)	Write-back of allowance for diminution in value of unquoted equity investments upon return of capital by investee companies	0.9	-
(e)	Partial write-back of allowance for the carrying value of a piece of land in Shanghai that was divested and realisation of exchange gain.	-	12.5
Total Exceptional Gains		47.7	35.7
(f)	Provision for settlement of claims and associated professional costs	(9.7)	-
(g)	Allowance for diminution in value of associated companies and investments	(5.5)	(3.2)
(h)	One-off payment pursuant to the Raffles Retirement Gratuity Scheme and employment contracts	(3.0)	-
(i)	Write-down in carrying value of property, plant and equipment following the annual asset impairment review at the end of the financial year in accordance to the Financial Reporting Standard No. 36 (FRS 36).	-	(1.5)
Total Exceptional Losses		(18.2)	(4.7)
Net Exceptional Gains		29.5	31.0

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iv) Other operating income
Other income in 2003 was higher mainly due to:
(a) settlement money received on termination of management contracts
(b) grants received from
- Infocomm Development Authority of Singapore for the Pilot and Trial Hot Spots project in line with the Mobile Workforce Call
- International Enterprise Singapore for the International Brand Marketing Programme

v) Profit on operating activities
Profit on operating activities was lower in 2003 by S$3.9 mil as explained in notes (i) to (iv) above.

vi) Share of results of associated companies
Income derived from associated companies in 2003 increased by S$9.0 mil over 2002 from S$36.5 mil to S$45.5 mil because Tincel Properties (Private) Limited ("Tincel Properties") which owns Raffles City Complex performed better. The Group also no longer equity accounted for the losses of an associated company after having fully provided for the diminution in value of this investment as at 31 December 2002.

vii) Finance income
Finance income increased S$4.9 mil in 2003 as compared against that in 2002 due to higher interest income from short-term investments and on loan extended to an operating investee company and realised exchange gain upon receipt of monies from the sale of a non-core asset.

viii) Finance costs
In 2003, finance costs were lower than 2002 by S$1.2 mil or 12.3% due mainly to lower average interest rates during the year.

ix) Profit before tax
The profit before tax for 2003 of S$72.4 mil was S$11.2 mil or 18.3% higher than the S$61.2 mil recorded in 2002. The increase was mainly due to better operational performance from both the Hotels & Resorts and Commercial Investment segments of about S$6.6 mil and higher finance income (net of finance expenses) of S$6.1 mil, partly offset by lower exceptional gain of S$1.5 mil.

x) Income tax expense
Taxation for 2003 was higher than 2002 by S$5.9 mil or 47.5% due mainly to the provision for tax on the divestment gain of Raffles Brown's Hotel and higher share of tax expenses from associated companies because of one-off write-back of deferred tax liabilities in 2002.

xi) Profit attributable to shareholders (PATMI)
Overall, 2003 profit attributable to shareholders increased by S$9.1 mil despite the outbreak of SARs and Iraq war in 1H 2003 and softness in the global hospitality market. On an operating basis, the increase in profits as compared to 2002 of S$10.7 mil was due to (a) better operating performance from Hotels & Resorts segment on higher turnover and lower costs that arose from successful cost containment measures and non equity accounting of losses of an associated company, (b) better operating performance from Related Commercial Investment segment on higher occupancy and average gross rental rates of shop space and higher occupancy of office space and (c) higher finance income (net of finance expense). Net exceptional gains were lower by S$1.6 mil as compared to 2002.

82-4507

xii) Additional Disclosures

	Group		
	31 Dec 2003	31 Dec 2002	Incr / (Decr)
	S$'000	S$'000	%
Profit before operating activities is arrived at after:			
Charging			
Amortisation	1,685	650	159
Auditors' remuneration			
- PwC Singapore	206	245	(16)
- Other auditors	668	532	26
Other fees paid to PwC, Singapore	53	234	(77)
Bad debts written-off	107	131	(18)
Depreciation of property, plant and equipment	52,551	45,655	15
Directors' remuneration	975	1,194	(18)
Directors' fees	278	284	(2)
Loss on disposal / write-off of property, plant and equipment	484	388	25
Pre-operating expenses	713	-	n.m.
Allowance for doubtful trade debts	2,196	1,772	24
Allowance for diminution / write-off in other assets	-	125	n.m.
Rental expense	15,089	8,044	88
Allowance for diminution in value of unquoted equity investments	-	6	n.m.
Interest expense	8,433	9,400	(10)
Staff costs	177,280	167,242	6
And crediting			
Gain on disposal of property, plant and equipment	489	10	n.m.
Write-back of allowance for doubtful trade debts	163	373	(56)
Government Grant	1,176	25	n.m.
Interest income	7,903	5,080	56
Foreign exchange gain	2,136	93	n.m.
Dividend income	64	32	100

xiii) Extraordinary income

Nil

xiv) Adjustments for under or overprovision of tax in respect of prior years

The adjustment for under or overprovision of tax in respect of prior years is S$0.5 mil (2002: S$0.5mil).

82-4507

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

	Notes	Group 31 Dec 2003 S$'000	Group 31 Dec 2002 S$'000	Company 31 Dec 2003 S$'000	Company 31 Dec 2002 S$'000
Current assets					
Cash and cash equivalents	i	249,367	104,684	187,605	77,208
Receivables	ii	79,964	69,477	17,480	22,036
Short-term investments	i	121,339	158,250	109,369	158,250
Inventories		9,645	10,009	-	-
Other current assets		3,101	3,388	14	25
		463,416	345,808	314,468	257,519
Non-current assets					
Receivables	ii	62,243	69,578	-	113
Other investments and assets		19,703	17,340	91	115
Investment in associated companies	iii	718,457	730,975	371,441	371,441
Investment in subsidiaries		-	-	1,115,826	1,136,436
Investment property		64,800	65,000	-	-
Property, plant and equipment	iv	1,117,114	1,192,860	17	22
Deferred tax asset		2,265	1,900	-	-
Goodwill		18,935	20,442	-	-
		2,003,517	2,098,095	1,487,375	1,508,127
Total assets		**2,466,933**	**2,443,903**	**1,801,843**	**1,765,646**
Current liabilities					
Trade and other payables	v	146,671	120,796	8,589	5,117
Provision for income tax	vi	27,074	16,063	13,952	7,835
Borrowings	vii	95,327	119,439	-	-
Provisions		4,461	4,660	4,461	4,660
		273,533	260,958	27,002	17,612
Non-current liabilities					
Borrowings	vii	181,674	151,578	-	-
Provision for deferred tax		26,427	25,100	-	-
Other non-current liabilities	v	12,327	1,360	1,062	855
Provisions		12,917	17,378	12,917	17,378
		233,345	195,416	13,979	18,233
Total liabilities		**506,878**	**456,374**	**40,981**	**35,845**
Net assets		**1,960,055**	**1,987,529**	**1,760,862**	**1,729,801**
Share capital and reserves					
Share capital		1,040,007	1,040,000	1,040,007	1,040,000
Reserves		866,072	841,523	720,855	689,801
Interests of shareholders of the Company	viii	1,906,079	1,881,523	1,760,862	1,729,801
Minority interests		53,976	106,006	-	-
		1,960,055	**1,987,529**	**1,760,862**	**1,729,801**
Net tangible assets (Interests of shareholders of the Company less goodwill)		1,887,144	1,861,081	1,760,862	1,729,801

82-4507

Explanatory Notes

(i) Cash and cash equivalents and short-term investments increased by S$107.8 mil from S$262.9 mil to S$370.7 mil mainly due to the gross sales proceeds of S$160.9 mil from the divestment of Raffles Brown's Hotel less the purchase price of S$53.2 mil paid for the remaining 43.33% shares in Raffles Hotel.

(ii) Current receivables and non-current receivables increased by S$3.1 mil from S$139.1 mil to S$142.2 mil mainly due to the consolidation of Swissotel Nankai Osaka and partly offset by the deconsolidation of Raffles Brown's Hotel.

(iii) Investment in associated companies decreased by S$12.5 mil from S$731.0 mil to S$718.5 mil mainly due to:

(a) Our share of the diminution in value of the investment property of an associated company
(b) Provision of the diminution in the value of investments in associated companies

partly offset by:

(c) S$8.2 mil acquisition of a 20% stake in companies that were to develop a luxury resort in Phuket, Thailand, as part of a business transaction to secure a hotel / villa management contract.
(d) Extension of a working capital loan of S$10.0 mil to an associated company

(iv) Property, plant and equipment decreased by S$75.8 mil from S$1,192.9 mil to S$1,117.1 mil mainly due to the divestment of Raffles Brown's Hotel of S$128.1 mil and depreciation during the year of S$52.6 mil, offset partly by the S$79.0 mil increase in balances due to the translation of foreign currency denominated property, plant and equipment balances into the Singapore Dollar at higher rates and capital expenditure of S$29.8 mil.

(v) The consolidation of Swissotel Nankai Osaka resulted mainly in the increase in the trade and other payables of S$25.9 mil and other non-current liabilities of S$10.9 mil. The non-current liabilities were mainly deposits received from the shop tenants and spa members.

(vi) Provision for income tax increased by S$11.0 mil from S$16.1 mil to S$27.1 mil mainly due to the provision for tax on divestment gain of Raffles Brown's Hotel and higher tax provision on income from an associated company.

(vii) *The Group's total borrowings increased by S$6.0 mil from S$271.0 to S$277.0 mil. This was due to increase in balances on translation of foreign currency denominated loans to Singapore Dollars, partly offset by repayment of loans during the year. The increase in loan balances arising from the translation of foreign currency denominated loans were totally offset by the corresponding increase in property, plant and equipment balances.*

As part of the Group's continuous liabilities management efforts, the short-term borrowings were reduced by S$24.1 mil and the borrowings repayable after one year increased by S$30.1 mil.

(viii) Interests of shareholders of the Company (Shareholders' funds)
The Group's shareholders' funds increased by S$24.6 mil to S$1,906.1 mil as at 31 December 2003 as compared to S$1,881.5 mil as at 31 December 2002. The increase was due mainly to the following:

(a) net profit of S$54.1 mil;
(b) balance sheet translation gain on the Group's net foreign currency denominated assets of S$34.8 mil;

partly offset by:

(c) dividend payment to shareholders of S$32.4 mil.
(d) our share of the revaluation deficit of investment properties of S$28.0 mil.

(ix) Contingent Liabilities

As at 31 December 2003, there was corporate guarantee given by the Company amounting to S$31.8 mil (31 December 2002: S$32.0 mil) to a bank for banking facility extended to a wholly owned subsidiary.

82-4507

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31 Dec 2003		As at 31 Dec 2002	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
57,007	38,320	75,694	43,745

(b) Amount repayable after one year

As at 31 Dec 2003		As at 31 Dec 2002	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
141,674	40,000	106,578	45,000

(c) Details of any collateral

At the end of the financial year, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	31 Dec 2003	31 Dec 2002
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	477,111	373,161

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1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Note	Group 2003 S$'000	Group 2002 S$'000
Cash flows from operating activities			
Profit before tax		72,442	61,242
Adjustments for :			
Exceptional gains		(47,676)	(35,717)
Exceptional losses		18,194	4,687
Depreciation and amortisation		54,236	46,305
Exchange difference		424	(2,660)
Interest and dividend income		(7,967)	(5,112)
Interest expense		8,433	9,400
Provision for retirement gratuity		382	467
Net loss on disposal of property, plant and equipment and other assets		10	378
Provision for diminution in value/ write-off of assets		-	131
Share of results of associated companies		(45,528)	(36,499)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		52,950	42,622
Change in operating assets and liabilities, net of effects from disposal of subsidiaries:			
Inventories		(106)	222
Receivables		(17,156)	(4,705)
Payables		1,677	(1,476)
Cash generated from operations		37,365	36,663
Dividends and interest received from associated company		42,252	35,362
Income tax paid		(8,723)	(7,598)
Net long-term deposits paid		(2,967)	-
Payment pursuant to retirement gratuity scheme and employment contract		(2,978)	-
NET CASH INFLOW FROM OPERATING ACTIVITIES		64,949	64,427
Cash flows from investing activities			
Net proceeds from disposal of subsidiary, net of cash disposed		149,638	575
Proceeds from sale / (purchase) of short-term market investments		48,881	(89,448)
Investment in associated companies		(9,027)	-
Subscription of convertible bonds issued by an associated company		(10,000)	-
Purchase of property, plant and equipment and other assets		(29,029)	(49,632)
Purchase of remaining interest in a subsidiary company		(53,150)	-
Proceeds from sale of a non-core asset by a subsidiary company		32,365	-
Other dividend and interest received		8,446	5,170
Proceeds from sale of property, plant & equipment and other assets		1,568	729
Return of capital from an associated company		-	501
Return of capital from investee companies		945	-
Payment of income support in respect of subsidiary disposed		(1,910)	(4,566)
Settlement of post-completion issues relating to Swissotel acquisition		-	6,241
Purchase of unquoted investments		-	(533)
NET CASH INFLOW / (OUTFLOW) FROM INVESTING ACTIVITIES		138,727	(130,963)
Cash flows from financing activities			
Proceeds from issue of shares under share options schemes		7	-
Dividends paid to shareholders of the Company		(32,448)	(64,896)
Dividends paid to minority shareholder		(675)	(874)
Interest paid		(8,625)	(9,596)
(Repayment of) / proceeds from term borrowings		(14,532)	3,260
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(56,273)	(72,106)
Net increase/ (decrease) in cash and cash equivalents held	ii	147,403	(138,642)
Cash and cash equivalents at the beginning of the financial year		101,439	240,081
Cash and cash equivalents at the end of the financial year	i	248,842	101,439

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Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial year comprised the following:

	Group	
	31 Dec 2003	31 Dec 2002
	S$'000	S$'000
Cash and cash equivalents	249,367	104,684
Less: Bank overdrafts*	(525)	(3,245)
Cash and cash equivalents per consolidated cash flow statement	248,842	101,439

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash inflow for 2003 of S$147.4 mil was mainly due to the receipt of S$149.6 mil (net of cash disposed) from the divestment of Raffles Brown's Hotel and proceeds from sales of short-term market investments upon maturity of S$48.9 mil partly offset by the purchase of minority interest of Raffles Hotel of S$53.2 mil.

The ending cash balance did not include the Group's investments in short-term market investments of S$109.4 mil although it is readily convertible to cash.

82-4507

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year**

<u>Group</u>

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained earnings	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2003	1,040,000	105,152	258,287	(42,331)	520,415	1,881,523
Revaluation deficit on investment properties	-	-	(28,009)	-	-	(28,009)
Net currency translation adjustment	-	-	-	47,743	-	47,743
Transfer to income statement on disposal of subsidiary	-	-	-	(13,002)	(3,878)	(16,880)
Net losses / gains not recognised in income statement	-	-	(28,009)	34,741	(3,878)	2,854
Net profit after tax	-	-	-	-	54,143	54,143
Total recognised (losses) / gains for the financial year	-	-	(28,009)	34,741	50,265	56,997
Transfer from retained profits to capital reserves	-	-	-	67	(67)	-
Issue of shares under share options schemes	7	-	-	-	-	7
Dividend for 2002	-	-	-	-	(32,448)	(32,448)
As at 31 Dec 2003	1,040,007	105,152	230,278	(7,523)	538,165	1,906,079
As at 1 Jan 2002	1,040,000	105,152	277,344	(61,239)	541,172	1,902,429
Revaluation deficit on investment properties	-	-	(19,057)	-	-	(19,057)
Net currency translation adjustment	-	-	-	20,850	-	20,850
Transfer to income statement on disposal of subsidiaries	-	-	-	(2,786)	-	(2,786)
Net (losses)/ gains not recognised in income statement	-	-	(19,057)	18,064	-	(993)
Net profit after tax	-	-	-	-	44,983	44,983
Total recognised (losses)/ gains for the financial year	-	-	(19,057)	18,064	44,983	43,990
Transfer from retained profits to capital reserves	-	-	-	844	(844)	-
Dividend for 2001	-	-	-	-	(64,896)	(64,896)
As at 31 Dec 2002	1,040,000	105,152	258,287	(42,331)	520,415	1,881,523

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Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained earnings	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2003	1,040,000	105,152	17,454	567,195	1,729,801
Net currency translation adjustment	-	-	28,780	-	28,780
Transfer to income statement on disposal of subsidiary	-	-	(13,363)	-	(13,363)
Net gains not recognised in income statement	-	-	15,417	-	15,417
Net profit after tax	-	-	-	48,085	48,085
Total recognised gains for the financial year	-	-	15,417	48,085	63,502
Issue of shares under share options schemes	7	-	-	-	7
Dividend for 2002	-	-	-	(32,448)	(32,448)
As at 31 Dec 2003	1,040,007	105,152	32,871	582,832	1,760,862
As at 1 Jan 2002	1,040,000	105,152	11,731	600,198	1,757,081
Net currency translation adjustment	-	-	7,586	-	7,586
Transfer to income statement on disposal of subsidiaries	-	-	(1,863)	-	(1,863)
Net gains not recognised in income statement	-	-	5,723	-	5,723
Net profit after tax	-	-	-	31,893	31,893
Total recognised gains for the financial year	-	-	5,723	31,893	37,616
Dividend for 2001	-	-	-	(64,896)	(64,896)
As at 31 Dec 2002	1,040,000	105,152	17,454	567,195	1,729,801

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year**

During the financial year, the Company issued 13,000 ordinary shares of S$0.50 each for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

Share Options

11,583,800 new options were granted under the Share Option Plan during 2003. During the financial year, 13,000 ordinary shares of S$0.50 each fully paid in share capital were issued pursuant to the exercise of options granted. As at 31 December 2003, there were 29,225,200 (31 December 2002: 22,587,500) unissued ordinary shares of S$0.50 each of the Company under Option under the aforesaid Share Option Plan, after accounting for 4,933,100 share options that were cancelled upon resignation of employees during the financial year.

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company. During 2003, there were 1,200,000 new awards and cancellations of 800,000 performance shares. As at 31 December 2003, there were 2,700,000 (31 December 2002: 2,300,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. To date, no release of awards has been made as the three-year performance cycle of the first grant of awards would end in 2004 and any release of performance shares would be made in 2005. The amount provided in the income statement for 2003 is S$0.3 mil.

The details of the Performance Share Plan can be found in the 2002 Annual Report.

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2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited nor reviewed by the Group's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial year compared with the financial statements as at 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

		Group	
		31 Dec 2003	31 Dec 2002
(a)	Based on the weighted average number of ordinary shares on issue (cents)	2.60	2.16
(b)	On fully diluted basis (cents)	2.60	2.16

Basic earnings per ordinary share on existing issued share capital is computed based on the weighted average number of shares in issue during the financial year of 2,080,003,000 (31 December 2002 : 2,080,000,000).

Earnings per ordinary share on a fully diluted basis is computed based on the weighted average number of shares during the financial year adjusted to assume conversion of all potential dilutive ordinary shares.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-

(a) current financial period reported on; and
(b) immediately preceding financial year

	Group		Company	
	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
Net asset value* per ordinary share (S$)	0.94	0.96	0.85	0.83

Net asset value per ordinary share decreased from S$0.96 to S$0.94 mainly due to reduction in minority interests as a result of the purchase of minority interest of Raffles Hotel.

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

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8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

In 2003, the lodging industry worldwide was adversely affected by a series of unprecedented events. The outbreak of Severe Acute Respiratory Syndrome (SARS) and the military conflict in Iraq in the first half of the year severely curtailed international travel that was already weakened by sluggish economic growth. According to the International Air Transport Association (IATA), worldwide air passenger traffic declined by 3.3% for the first 11 months of the year. Asia-Pacific routes were the hardest hit and experienced a decline of 10.4% for the same period.

Against this backdrop, the Group announced in its second quarter ("Q2 2003") financial statement, a refocused demand-driven business strategy ("Strategic Plan") that it had implemented to :-

(a) re-organise its hotel operations around its two distinctive brands (namely Raffles Hotels & Resorts and Swissotel Hotel & Resorts), rather than by regions to ensure better responsiveness to market and customer demand and direct bottomline accountability;

(b) restructure costs and corporate support structures to achieve greater operational efficiencies and cost savings; and

(c) pursue asset-light accretive growth through a mix of management contracts, leases and equity participation and to swap assets, where appropriate to improve returns.

The Group began to benefit from this Strategic Plan in Q3 2003 despite the difficult operating conditions and continued to feel its positive effects in Q4 2003 as the improvement in operating leverage flowed down to its bottomline and resulted in an overall better performance for 2003.

In 2003, the Group achieved a net profit attributable to shareholders (PATMI) of S$54.1 mil, a 20.2% increase over the S$45.0 mil recorded in 2002, on a 9.0% increase in turnover. This included a net exceptional gain of S$25.5 mil which was mainly due to the divestment of the Raffles Brown's Hotel. On an operating basis, excluding the net exceptional gain, Group PATMI increased by a strong 60.3% to S$28.7 mil compared with 2002. For Q4 2003, on an operating basis, Group PATMI grew by 82.3% to S$20.6 mil compared with Q4 2002.

During the year, the Group was successful in pursuing its asset-light growth strategy by adding a total of four new management contracts to its portfolio. These included the management contracts for the Swissotel Nankai Osaka, Japan, the Nai Lert Park, Bangkok, Thailand, and the Raffles Resort Canouan Island, the Grenadines, all without equity participation. The Group also secured a contract to manage the Raffles Resort Phuket in Thailand with 20% equity participation in the companies which would develop the hotel and villas in The Resort. The Group also swapped assets to improve yields. In June, the Group successfully divested Raffles Brown's Hotel in London, realising gross proceeds of S$160.9 mil and a divestment gain of S$37.7 mil. In December, the Group raised its shareholding in the Raffles Hotel to 100% following the completion of the acquisition of the remaining 43.33% shareholding. The 100% ownership would allow the Group greater flexibility in the financial and operational management of the Raffles Hotel.

The Group received recognition for its achievements in several areas in 2003. In Operations, Raffles International Limited (RIL), the hotel management subsidiary of Raffles Holdings Limited (RHL), was named one of "The Strongest Singapore Brand" by International Enterprise Singapore, for successfully crossing Singapore borders and gaining brand recognition worldwide. Seven of the Group's hotels were honoured as best hotels in the world by prestigious travel magazines, Condé Nast Traveler and Travel + Leisure in their respective January 2003 issues. The seven award-winning hotels under both the Raffles and Swissotel brands were Raffles Hotel, Singapore; Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia; Raffles L'Ermitage, Beverly Hills, California, USA; Swissotel Lima, Peru; Swissotel The Bosphorus, Istanbul, Turkey; Swissotel The Watergate, Washington D.C., USA and Swissotel Chicago, USA. In total, the Group's hotels reaped in a bumper crop of 59 international awards and accolades for 2003.

In Human Resource Management, RafflesGALAXY™, RIL's Human Capital Management System won the Intelligent20 Award given by Intelligent Enterprise Asia which benchmarked RIL against the best in class in the areas of training, communications and HR processes. RIL was also voted one of Singapore's Top 10 employers for 2003 by Hewitt Associates.

In Corporate Governance, RHL was awarded "The Most Transparent Company Award" in the Hotel sector by the Securities Industry Association of Singapore for the fourth consecutive year and was ranked joint third out of 285 companies in the Business Times Corporate Transparency Index. RHL was also named "The Best Company in Asia" in the Hotels sector by Global Finance Magazine.

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(i) Turnover

	Group (Q4)				Group (Full Year)			
	Q4 2003	Q4 2002	Incr / (Decr)		31 Dec 2003	31 Dec 2002	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	135.6	102.6	33.0	32	418.8	384.1	34.7	9
Related Commercial Investment	0.3	0.3	-	-	1.3	1.2	0.1	8
Total Turnover	**135.9**	**102.9**	**33.0**	**32**	**420.1**	**385.3**	**34.8**	**9**

FY 2003 vs FY 2002

In 2003, total turnover increased by S$34.8 mil to S$420.1 mil or 9.0% increase over 2002 because of higher turnover in the Hotels & Resorts segment. The increase in the Hotels & Resorts segment was mainly due to the consolidation of the four-month turnover of Swissotel Nankai Osaka following its launch on 1 September 2003 and aggressive marketing campaigns (like direct marketing, creative partnerships with major on-line travel players and sales campaigns in new markets) undertaken by the Group's hotels to maintain market share. In addition, the increase was also due to the translation of the turnover denominated in foreign currencies (the Swiss Franc, the Euro and the Australian Dollar) into the Singapore Dollar at higher exchange rates. These more than offset the deconsolidation of the Raffles Brown's Hotel turnover following its divestment in June 2003.

With the 55% divestment of Tincel Properties which owns Raffles City Complex, the Group no longer consolidated the turnover of Tincel Properties. Turnover recorded by the Related Commercial Investment segment related to management fees, which remained substantially unchanged from 2002.

Q4 2003 vs Q4 2002

For Q4 2003, Group turnover increased by S$33.0 mil or 32.1% over 2002 due to the consolidation of three-month turnover of Swissotel Nankai Osaka and improved performance by the other hotels within its portfolio; partly offset by the deconsolidation of Raffles Brown's Hotel following the divestment.

(ii) Profitability

	Group (Q4)				Group (Full Year)			
	Q4 2003	Q4 2002	Incr / (Decr)		31 Dec 2003	31 Dec 2002	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisaton (EBITDA)	**27.4**	**35.8**	**(8.4)**	**(23)**	**135.1**	**117.2**	**17.9**	**15**
Comprising:								
Hotels & Resorts (Note 1)	29.2	14.2	15.0	106	66.1	54.8	11.3	21
Related Commercial Investment (Note 2)	6.4	5.7	0.7	12	29.4	26.2	3.2	12
Unallocated (Note 3)	2.6	1.6	1.0	63	10.1	5.2	4.9	94
Operational EBITDA	38.2	21.5	16.7	78	105.6	86.2	19.4	23
Net exceptional items	(10.8)	14.3	(25.1)	n.m.	29.5	31.0	(1.5)	(5)
	27.4	35.8	(8.4)	(23)	135.1	117.2	17.9	15
Profit after tax and minority interests attributable to shareholders (PATMI)	**9.8**	**25.6**	**(15.8)**	**(62)**	**54.1**	**45.0**	**9.1**	**20**
Comprising:								
Operating PATMI	20.6	11.3	9.3	82	28.6	17.9	10.7	60
Net exceptional items after tax and minority interest	(10.8)	14.3	(25.1)	n.m.	25.5	27.1	(1.6)	(6)

Notes:

(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial segments. This was principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.

(3) Unallocated relates mainly to interest income and exchange differences.

FY 2003 vs FY 2002

For 2003, the Group achieved higher earnings before interest, tax, depreciation and amortisation (EBITDA) of S$135.1 mil, a 15.3% increase over 2002. The significantly higher EBITDA was mainly attributable to higher contribution from operations of S$19.4 mil, partly offset by lower net exceptional gain of S$1.5 mil.

The 20.6% improvement in the EBITDA contribution from Hotels & Resorts segment was the main reason for higher EBITDA from operations. The better performance was as a result of the higher turnover and lower costs arising from the successful cost-containment measures implemented under the Strategic Plan in April this year. The Group had also stopped equity accounting for the losses of an associated company after having fully provided for the diminution in the value of investment in 31 December 2002.

EBITDA from the Related Commercial Investment segment grew by 12.2% to S$29.4 mil in 2003 due to higher occupancy and higher average gross rental rates of shop space and higher occupancy of office space.

The Group achieved a strong 59.8% growth in PATMI from operations to S$28.6 mil in FY 2003, despite challenging market conditions. The increase was mainly due to (a) better operational performance from both the Hotels & Resorts segment and Related Commercial Investment segment of S$4.7 mil and (b) higher finance income (net of finance expenses) of S$6.1 mil earned on short-term investments and on loan extended to an operating investee company and realised exchange gain upon receipt of monies from the sale of a non-core asset. Overall, including exceptional items, the Group achieved a 20.2% growth in PATMI over 2002 to S$54.1 mil in 2003.

Q4 2003 vs Q4 2002

For Q4 2003, EBITDA excluding exceptional items improved by 77.7% over 2002 to S$38.2 mil underpinned mainly by better performance from the Hotels & Resorts segment. The leaner cost structure arising from successful implementation of cost containment measures resulted in a better flow through to bottom line from the pick up in top line growth during the quarter. Overall, including net exceptional items, EBITDA was lower because of the S$10.8 mil provisions in Q4 2003 and S$14.3 mil exceptional gains in Q4 2002. This flowed through to a lower PATMI for the quarter.

(iii) Review Of Operating Performance

(a) Hotels & Resorts segment

The Hotels & Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

The Group has 28 operating hotels and resorts, 14 were wholly or majority owned. 11 hotels are located in Asia-Pacific, 6 in the Americas, and 11 in Europe and the Mediterranean.

In Q4 2003, the Group achieved an overall RevPAR of S$155, an increase of 7.2% compared with Q4 2002. This was driven mainly by occupancy growth in Singapore, the Americas and Europe. RevPAR improved by double-digit in the hotels in Singapore, Asia-Pacific and Europe and surpassed the pre-SARS levels. Asia-Pacific registered the most impressive growth of 24.7% compared with Q4 2002.

For FY 2003, the Group achieved an overall RevPAR of S$137, a decline of 3.2% compared with FY 2002. This was due to a weaker first half where the hotels in Singapore, Asia-Pacific and the Mediterranean in particular were severely impacted by SARS and the Iraq war. Performance recovered strongly in the second half of 2003. The hotels in Singapore and the Mediterranean achieved an impressive growth in occupancy of 24.1 percentage points (ppts) and 19.3 ppts respectively in 2H 2003 over 1H 2003. Compared to the industry, the Group fared better in RevPAR terms in Singapore and Asia-Pacific.

The Group's hotels and resorts are managed under two brands, namely

- Raffles Hotels and Resorts comprising 7 hotels & resorts.
- Swissotel Hotels and Resorts comprising 21 hotels & resorts.

Raffles Hotels & Resorts

Raffles Hotels & Resorts (www.raffles.com) is a collection of 12 luxury hotels located in major cities to serve affluent travellers and upper scale corporate travellers. The hotels distinguish themselves by the highest standards of products and services and are landmarks positioned at the top of their respective cities.

Raffles Hotels & Resorts' portfolio comprised 7 operating hotels and resorts, of which 6 were wholly or majority owned. Four Raffles brand hotels are located in Asia-Pacific, 1 in the United States, and 2 in Europe. Two resorts located in the Caribbean and Phuket are under development, with openings targeted in July 2004 and mid-2006 respectively.

Performance (Q4 2003 vs Q4 2002)
In Q4 2003, Raffles Hotels & Resorts achieved an overall RevPAR of S$161, an increase of 7.8% compared with Q4 2002. This increase was mainly attributable to occupancy growth in all regions except hotels in Cambodia.

In Singapore, the combined RevPAR of the hotels increased by 7.1%, driven mainly by occupancy growth of 9.4 ppts arising from an increase in travel from the corporate and leisure group segments.

In Cambodia, the combined RevPAR of Raffles Hotel Le Royal and Raffles Grand Hotel d'Angkor declined by 25.2% in Q4 2003, mainly as a result of a decrease in occupancy, caused by softening demand from the leisure group segment.

In Europe, both Raffles Hotel Vier Jahreszeiten and Le Montreux Palace achieved a remarkable increase in RevPAR of 16.5% and 12.1% respectively. Raffles Hotel Vier Jahreszeiten achieved an occupancy growth of 18.9 ppts, bolstered by the completion of the renovation of rooms in October 2003. Le Montreux Palace improved its occupancy, driven by increased business from conference bookings.

In the United States, RevPAR in Raffles L'Ermitage increased by 7.6% in Q4 2003 over the same period last year. This was attributable to an increase in occupancy, mainly in the corporate individual and corporate group segments in Q4 2003.

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts (www.swissotel.com) is a distinctive group of international deluxe hotels for today's discerning business and leisure travellers. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality.

Swissotel Hotels & Resorts' portfolio comprised 21 operating hotels, of which 5 were wholly or majority owned and 3 were leased properties. 7 of Swissotel brand hotels are located in Asia-Pacific, 5 in the Americas and 9 in Europe and the Mediterranean.

Performance (Q4 2003 vs Q4 2002)
In Q4 2003, Swissotel Hotels & Resorts achieved an overall RevPAR of S$154, an increase of 7.2%. This increase was mainly attributable to occupancy growth in Singapore and Europe.

In Singapore, the hotels achieved an impressive increase in combined RevPAR of 21.8% attributable to growth in occupancy. Through strong sales strategies, Swissotel The Stamford increased its business from the leisure individual segment and incentive groups while Swissotel Merchant Court Singapore increased its room business through better support from the airline segment.

In China, the combined RevPAR in the hotels was unchanged from Q4 2002. Swissotel Dalian which continued to lead its competitive set saw an increase in occupancy of 3.9 ppts due mainly to higher demand from the corporate individual and corporate group segments.

In Australia, Merchant Court Sydney was rebranded as Swissotel Sydney on 3rd December 2003 after an upgrading programme which would position the hotel well to benefit from the brand's worldwide presence and network. In Q4 2003, the RevPAR of Swissotel Sydney increased by 17.1%, driven by an impressive increase in average room rates arising from creative upselling efforts and yield management.

In Thailand, the Tourism Authority of Thailand projected visitor arrivals to decline by 10.1% in FY 2003. Against this backdrop, Merchant Court Bangkok experienced a slight decline of 2.0% in RevPAR. However, average room rates increased with stronger support from the Korean, Hong Kong and Taiwan markets in the corporate and leisure group segments.

In Japan, the 548-rooms Swissotel Nankai Osaka was able to achieve RevPAR which was in line with the market only 4 months after it was relaunched as a Swissotel hotel. This was the result of aggressive marketing and sales initiatives particularly to tap the local corporate travel market and the good response to the hotel's promotional launch offers.

In London, Swissotel London achieved a remarkable RevPAR growth of 19.1% with increases in both average room rates and occupancy and stronger business from the corporate individual and corporate group segments.

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In Germany, operating conditions remained challenging with continued pressure on rates. In Q4 2003, the hotels in Germany experienced a RevPAR decline of 7.5% due mainly to decline in average room rates in the corporate individual and the conference segment which was partly compensated by a 7.4 ppts increase in occupancy from tour groups and corporate meetings.

In Switzerland, the hotels achieved a RevPAR growth of 3.5%. Swissotel Geneva performed exceptionally well with 31.0% increase in RevPAR, due to high demand from the corporate group segment. The hotel also expanded its scope of business when it was awarded the contract to manage "Restaurant Du Parc des Eaux-Vives" by the City of Geneva.

In The Netherlands, Swissotel Amsterdam performed well with a RevPAR growth of 6.9% driven mainly by occupancy growth in the leisure individual segment especially through the e-commerce channel.

In the Mediterranean, the unstable political situation had resulted in reduced international and business arrivals. In Q4 2003, the combined RevPAR of Swissotel hotels in the Mediterranean declined by 5.7%.

In the United States, the hotels achieved a slight increase in combined RevPAR of 0.2% in Q4 2003. Swissotel New York and Swissotel Atlanta registered RevPAR growth of 3.0% and 1.9% respectively.

In South America, Swissotel Quito achieved a RevPAR growth of 5.9%, attributable to strong sales efforts and higher demand from the corporate individual and leisure individual segments. Swissotel Lima improved its room rates from better business in the corporate group segment but saw a decline in occupancy.

(b) Related Commercial Investment segment

Related Commercial Investment segment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and office segments. This was principally the net rental income from Raffles City Shopping Centre that has a net leaseable retail space of about 26,700 square metres and the net rental income from Raffles City Tower, that has a net leaseable office space of about 35,300 square metres.

Tincel Properties performed well in 2003 despite difficult market conditions. Against the backdrop of an over supply of office space and weak demand, Raffles City Tower sustained an occupancy rate of more than 90% for its office space at competitive rental rates. Raffles City Shopping Centre ("RCSC") enjoyed almost full occupancy for its shop space due to its premium positioning with new and renewal leases signed at competitive rates.

During the year, RCSC embarked on two key initiatives in trade mix management and yield enhancement to strengthen its market position. In terms of trade mix, there was a deliberate emphasis to increase the proportion of fashion-related tenants to better meet the demand of its customers. In respect of yield enhancement, RCSC recovered some 5,000 square feet of non-revenue generating space for conversion to retail use to gain recurrent rental revenue.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In its Q3 2003 results announcement, it was stated that:

"For Q4 2003, the Group's hotel operations are expected to be profitable while the performance of Tincel Properties is expected to remain stable. Rentals from both retail and office space are expected to remain resilient for the rest of 2003 in view of the limited supply of prime retail space and the tenure of the committed office leases.

For the whole of 2003, the Group expects its performance from operations to be better compared with 2002. In addition, the gain from the successful divestment of Raffles Brown's Hotel will contribute positively to the overall 2003 profit attributable to shareholders. In line with the Group's practice, a review of the carrying values of property, plant and equipment for any indication of impairment will be conducted at the end of the current financial year."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Market Outlook

According to the Economist Intelligence Unit, global GDP is expected to grow 4.2% in 2004, an upward revision from its earlier forecast of 3.9%. An improving global economy is expected to increase demand for international travel and IATA has forecast a 7% to 8% increase in international passenger traffic in 2004, with Asia-Pacific leading the recovery. This expected pick-up in economic growth and international traffic will, in turn, flow through in lodging demand globally in the coming year.

Initiatives for 2004

For the Hotels & Resorts business, the Group has been successful in implementing the various initiatives to improve efficiency and manage costs under its Strategic Plan which has resulted in a more cost efficient structure overall. For the coming year, the Group will focus on growing its revenue with the expected recovery in the global lodging industry to benefit from the improvement in its operating leverage.

The Group will also be embarking on further initiatives to expand the awareness of its two distinct brands – Raffles Hotels & Resorts and Swissotel Hotels & Resorts – to entrench their positions as a luxury lifestyle provider and an international deluxe brand for discerning business travelers, respectively. The Group will be launching various programmes to better serve the changing needs of its customers. The successful launching of the 2 additional Swissotel hotels in 2003 and the opening of the Raffles Resort Canouan Island in 2004 have contributed to raising the awareness of the 2 brands.

In sales and marketing, the Group will redouble its efforts to push the important e-commerce channel to tap a market segment not fully served by our traditional global sales and marketing network. Additionally, the Group will tap emerging source markets of China, Russia and Middle East through wider sales representations and marketing programmes.

The Group will continue to pursue its asset-light strategy to grow its network of hotels internationally. It will seek an appropriate mix of management contracts, leases and equity participation to expand its presence in key gateway cities and resort destinations around the world.

For the Related Commercial Investment business, Tincel Properties will remain focused on fine-tuning the trade mix of Raffles City Shopping Centre to maintain its premium positioning as well as asset enhancement to improve yield. The performance of Tincel Properties is expected to remain stable in 2004. Rentals from both its retail and office space are expected to remain resilient in view of the limited supply of prime retail space and the tenure of committed leases.

Financial Outlook

In line with the economic and industry outlook, the Group expects performance from operations to be profitable for the whole of 2004 and for Q1 2004 to be better than Q1 2003. However, on an overall basis, the Group expects the level of profitability to be lower than 2003 as it does not currently expect exceptional gains this year as well as higher interest expenses as the Group gears up to fund future growth.

11. Risk Factors

The Group has in place processes and procedures which aim to identify and manage areas of significant strategic, business and financial risks.

The Group's risk management framework is designed using an enterprise-wide risk management methodology which incorporates risk identification, analysis, assessment, treatment and monitoring/review of a wide range of risk and compliance issues including external environment, process risk and decision making risks. This framework is implemented at each operating unit and monitored at the Group under the guidance of the Board of Directors and Audit Committee. Within this structure, potential risk exposures are assessed to determine the appropriate type of risk management to be applied. The following are some of the potential risk exposures that the Group faces:

- Financial risk
- Operational risk
- Competition risk
- Investment risk
- Compliance and legal risk
- Interested persons transactions risk
- Human resource risk

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12. Proposed Capital Distribution and Final Dividend

The Board of Directors (the "Board") is pleased to announce that Raffles Holdings Limited (the "Company" or "RHL") is proposing a S$0.20 per share distribution or a total distribution of about S$416 mil for the financial year ended 31 December 2003 ("FY 2003") comprising:

(a) a gross final dividend of S$0.02 for each Share; and

(b) a one-off capital distribution (the "Capital Distribution") of S$0.18 for each Share, amounting in aggregate to approximately S$374.4 mil based on the issued and paid-up share capital of the Company as at the date of this announcement.

The Capital Distribution is proposed to be effected by way of a capital reduction exercise (the "Capital Reduction") to be carried out by the Company. In conjunction with the Capital Reduction, the par value of each Share will be reduced from S$0.50 to S$0.32.

Rationale

The RHL group has reviewed its cashflow requirement and decided to return cash that it does not immediately need to shareholders. In view of the very low gearing of the RHL group, it will fund future growth with a better mix of debt and internally generated funds to achieve a more optimal gearing.

Details of the Capital Reduction

It is proposed that the Capital Reduction be undertaken in accordance with Section 73 of the Companies Act, Chapter 50 of Singapore (the "Companies Act"), pursuant to which the Company's issued and paid-up share capital will be reduced from S$1,040,006,500 divided into 2,080,013,000 ordinary shares of S$0.50 each to S$665,604,160 divided into 2,080,013,000 ordinary shares of S$0.32 each ("S$0.32 Shares"). The Capital Reduction will be effected, *inter alia*, as follows:

(a) cancelling the issued and paid-up share capital to the extent of S$0.18 on each of the 2,080,013,000 Shares which have been issued and are fully paid-up, or credited as fully paid-up;

(b) reducing the nominal amount of all ordinary shares in the capital of the Company, both issued and unissued, from S$0.50 to S$0.32, so that the authorised share capital is reduced from S$2,000,000,000 to S$1,280,000,000; and

(c) forthwith upon the Capital Reduction taking effect:

    (i) there shall be a capital distribution to Shareholders of an amount equal to the credit arising upon the Capital Reduction, being approximately S$374.4 mil and equivalent to S$0.18 for each Share; and

    (ii) the authorised capital of the Company shall be increased to its former capital of S$2,000,000,000 by the creation of an additional 2,250,000,000 Shares.

There will be no change in the number of shares held by Shareholders as a result of the Capital Reduction.

The Company has granted options ("RHL Share Options") under the Raffles Holdings Share Option Plan which are exercisable into Shares. The actual amount of capital to be distributed to Shareholders may be adjusted, based on the issued and paid-up share capital of the Company on a date to be determined by the Directors of the Company.

Financial effects

The proforma financial effects of the Capital Distribution and the Capital Reduction presented below are **purely for illustration only** and are based on the unaudited consolidated financial statements of the RHL group for FY 2003, and do not reflect the actual future financial position of the RHL group.

The proforma financial effects are prepared on the following basis:

(a) the financial position as at 31 December 2003 has been prepared on a proforma basis on the assumption that the Capital Distribution and Capital Reduction had taken place on 31 December 2003;

(b) the financial results for FY 2003 have been prepared on a proforma basis on the assumption that the Capital Distribution and Capital Reduction had taken place on 1 January 2003; and

(c) transaction costs incurred for the Capital Distribution and Capital Reduction are assumed to be insignificant and ignored for computational purposes.

(I) Share capital

For illustration purposes only, the proforma financial effects on the share capital of the Company as at 31 December 2003 are as follows:

	Assuming that none of the RHL Share Options outstanding as at the Books Closure Date are exercised		Assuming that all of the exercisable RHL Share Options outstanding are exercised
	Before the Capital Reduction and Capital Distribution	After the Capital Reduction and Capital Distribution	After the Capital Reduction and Capital Distribution
Par value (S$)	0.50	0.32	0.32
No. of Shares ('000)	2,080,013	2,080,013	2,088,442
S$'000	1,040,007	665,604	668,301

(II) Net tangible assets ("NTA")

For illustration purposes only, the proforma financial effects on the consolidated NTA per share of the RHL group as at 31 December 2003 are as follows:

	Assuming that none of the RHL Share Options outstanding as at the Books Closure Date are exercised		Assuming that all of the exercisable RHL Share Options outstanding are exercised
	Before the Capital Reduction and Capital Distribution	After the Capital Reduction and Capital Distribution	After the Capital Reduction and Capital Distribution
NTA (S$'000)	1,887,144	1,512,742	1,515,439
No. of Shares ('000)	2,080,013	2,080,013	2,088,442
NTA per Share (S$)	0.91	0.73	0.73

(III) Earnings per Share ("EPS")

For illustration purposes only, the proforma financial effects on the consolidated earnings per Share of the RHL group for the financial year ended 31 December 2003 are as follows:

	Assuming that none of the RHL Share Options outstanding as at the Books Closure Date are exercised		Assuming that all of the exercisable RHL Share Options outstanding are exercised
	Before the Capital Reduction and Capital Distribution	After the Capital Reduction and Capital Distribution	After the Capital Reduction and Capital Distribution
PATMI* (S$'000)	54,143	46,592	46,725
No. of Shares ('000)	2,080,013	2,080,013	2,088,442
EPS (cents)	2.60	2.24	2.24

*Profit after tax and minority interests

(IV) Gearing

For illustration purposes only, the proforma financial effects on the consolidated gearing of the RHL group as at 31 December 2003 are as follows:

	Assuming that none of the RHL Share Options outstanding as at the Books Closure Date are exercised		Assuming that all of the exercisable RHL Share Options outstanding are exercised
	Before the Capital Reduction and Capital Distribution	After the Capital Reduction and Capital Distribution	After the Capital Reduction and Capital Distribution
Borrowings of the RHL group (S$'000)	277,001	397,254	394,557
Shareholders' funds (S$'000)	1,906,079	1,531,677	1,534,374
Gearing (times)	0.15	0.26	0.26

Approvals for the Capital Reduction

The implementation of the Capital Reduction and the Capital Distribution is conditional upon, *inter alia*, the following:

(a) the passing of a special resolution of Shareholders approving the Capital Reduction and the Capital Distribution at an extraordinary general meeting ("EGM") of the Company to be convened;

(b) the approval and confirmation of the High Court of Singapore for the Capital Reduction and the lodgement of a copy of the Order of Court sanctioning the Capital Reduction with the Registrar of Companies and Businesses; and

(c) the approval of all other relevant regulatory authorities.

Further information

A circular setting out details of the Capital Reduction and the Capital Distribution and enclosing a notice of the EGM of the Company will be despatched to Shareholders in due course.

Final Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Final
Dividend Type	Cash
Dividend amount per share	S$0.02
Dividend Rate	4% per ordinary share less tax
Par value of shares	S$0.50
Tax Rate	22.0%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Final
Dividend Type	Cash
Dividend amount per share	S$0.02
Dividend Rate	4% per ordinary share less tax
Par value of shares	S$0.50
Tax Rate	22%

(c) Date payable

The dividend is payable on 25 May 2004.

(d) Books closure date

NOTICE IS HEREBY GIVEN that subject to approval being obtained at the 9th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 25 May 2004, the Transfer Books and Register of Members of the Company will be closed on 12 May 2004.

Register transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00pm on 11 May 2004 will be registered to determine shareholders' entitlement to the proposed dividends.

13. If no dividend has been declared / recommended, a statement to that effect

NA

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PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT *(This part is not applicable to Q1, Q2, Q3 or Half Year Results)*

14. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited financial statements, with comparative information for the immediately preceding year**

(a) Primary reporting - business segments

31 Dec 2003 S$'000	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Turnover				
External sales	418,773	1,332	-	420,105
Profit on operating activities	23,912	1,332	-	25,244
Share of results of associated companies	17,391	28,137	-	45,528
Profit before interest and tax	41,303	29,469	-	70,772
Finance income				10,103
Finance costs				(8,433)
Profit before tax				72,442
Taxation				(18,392)
Profit after tax				54,050
Minority interests				93
Profit attributable to shareholders				54,143

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Other information				
Segment assets	1,431,667	-	316,809	1,748,476
Associated companies	361,320	357,137	-	718,457
Consolidated total assets	1,792,987	357,137	316,809	2,466,933
Segment liabilities	154,767	-	352,111	506,878
Capital expenditure	29,837	-	-	29,837
Depreciation	52,551	-	-	52,551
Amortisation	1,685	-	-	1,685

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31 Dec 2002 S$'000	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Turnover				
External sales	384,126	1,207	-	385,333
Profit on operating activities	27,951	1,207	-	29,158
Share of results of associated companies	11,529	24,970	-	36,499
Profit before interest and tax	39,480	26,177	-	65,657
Finance income				5,205
Finance costs				(9,620)
Profit before tax				61,242
Taxation				(12,472)
Profit after tax				48,770
Minority interests				(3,787)
Profit attributable to shareholders				44,983

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Other information				
Segment assets	1,458,753	-	254,175	1,712,928
Associated companies	367,776	363,199	-	730,975
Consolidated total assets	1,826,529	363,199	254,175	2,443,903
Segment liabilities	121,361	-	335,013	456,374
Capital expenditure	47,623	-	-	47,623
Depreciation	45,655	-	-	45,655
Amortisation	650	-	-	650
Impairment charges	1,503	-	-	1,503

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(b) Secondary reporting - geographical segments

	Group			
	31 Dec 2003		31 Dec 2002	
	S$'000	%	S$'000	%
Turnover				
Singapore	93,585	22%	104,665	27%
Asia-Pacific excluding Singapore	81,843	20%	37,103	10%
Europe	209,635	50%	206,993	53%
Americas	35,042	8%	36,572	10%
	420,105	100%	385,333	100%
EBITDA				
Singapore	58,437	43%	43,304	37%
Asia-Pacific excluding Singapore	318	0%	16,929	15%
Europe	68,154	51%	37,957	32%
Americas	8,202	6%	18,977	16%
	135,111	100%	117,167	100%
Total assets				
Singapore	1,441,859	58%	1,409,262	57%
Asia-Pacific excluding Singapore	246,352	10%	195,392	8%
Europe	665,594	27%	722,448	30%
Americas	113,128	5%	116,801	5%
	2,466,933	100%	2,443,903	100%
Capital expenditure				
Singapore	2,952	10%	8,133	16%
Asia-Pacific excluding Singapore	5,437	18%	1,835	4%
Europe	21,080	71%	36,266	77%
Americas	368	1%	1,389	3%
	29,837	100%	47,623	100%

15. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Turnover

Turnover of Singapore segment decreased by S$11.1 mil from S$104.7mil to S$93.6 mil mainly due to the outbreak of SARs and Iraq war in 1H 2003 and softness in the global hospitality market.

Turnover of Asia-Pacific excluding Singapore segment included four months of Swissotel Nankai Osaka's turnover following its launch on 1 September 2003 and as a result increased by S$44.7 mil from S$37.1 mil to S$81.8 mil.

Turnover of Europe segment increased by S$2.6 mil to S$209.6 mil mainly due to translation of the turnover denominated in foreign currencies (the Swiss Franc and the Euro) into Singapore Dollar at higher exchange rates which more than offset the deconsolidation of the Raffles Brown's Hotel's turnover following its divestment in June 2003.

Lower turnover in USA segment was due to translation of turnover at lower exchange rate.

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EBITDA

EBITDA of Singapore segment increased by S$15.1 mil in 2003. Excluding exceptional items, EBITDA of Singapore segment increased by S$10.8 mil mainly due to cost savings, higher income derived from associated companies in 2003 as Tincel Properties performed better and the Group no longer equity accounted for the losses of a associated company after having fully provided for the diminution in value of this investment as at 31 December 2002.

EBITDA of Asia-Pacific excluding Singapore decreased by S$16.6 mil. Excluding exceptional items, EBITDA of Asia-Pacific segment was comparable to 2002.

EBITDA of Europe segment increased by S$30.2 mil and EBITDA of Americas segment decreased by S$10.8 mil. . Excluding exceptional items, EBITDA of Europe and Americas segments increased by S$6.1 mil and S$2.3 mil respectively mainly due to various cost-containment measures such as outsourcing, job enlargement and rationalisation, shared services and central purchasing implemented since April this year.

Total Assets

The movements in the total assets of the various segments are influenced by the following key events during the year:

a) Asia-Pacific excluding Singapore segment increased over last year due to consolidation of Swissotel Nankai Osaka

b) Europe segment decreased over last year due to divestment of Raffles Brown's Hotel

16. A breakdown of sales

		Group		
		31 Dec 2003	31 Dec 2002	Incr / (Decr)
		S$'000	S$'000	%
(a)	Sales reported for first half year	188,102	191,253	(2)
(b)	Operating profit after tax before deducting minority interests reported for the first half year	34,004	20,565	65
(c)	Sales reported for second half year	232,003	194,080	20
(d)	Operating profit after tax before deducting minority interests reported for the second half year	20,046	28,205	(29)

A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	32,448	32,448
Preference	-	-
Total:	32,448	32,448

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17. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Party	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested person transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	20,000	2,887
Singapore Technologies Pte Ltd Group	-	1,212
Temasek Holdings (Private) Limited Group	-	6,300
Total	**20,000**	**10,399**

* As approved at Annual General Meeting on 16 April 2003.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
28 January 2004

MASNET No. 12 OF 29.01.2004
Announcement No. 12

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "2003 RESULTS BRIEFINGS"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 29/01/2004 to the SGX

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

29 January 2004

2003 RESULTS BRIEFINGS

Australand Property Group announces that it will hold a series of investor briefings following the release of its 2003 results on Friday 30 January 2003.

An initial briefing will be held at 11.00am on Friday 30 January 2003. All stakeholders are invited to listen into this briefing by dialing the following toll free phone number:

1800 725 725 followed by PIN No. 825043#

Copies of all materials provided at these briefings will be lodged with the Australian and Singapore Stock Exchanges and will be available on the Company's website before the commencement of the briefing.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

MASNET No. 106 OF 30.01.2004
Announcement No. 120

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CAPITALAND LIMITED

JOINT VENTURE IN THE UNITED ARAB EMIRATES

The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce that its indirect wholly-owned subsidiary, PREMAS Investments Pte Ltd ("PREMAS"), has today entered into a joint venture agreement with Tricon Global General Contracting And Maintenance ("Tricon"), a business registered in the United Arab Emirates ("UAE"), for the establishment of Tricon PREMAS LLC ("JV Company"), a limited liability company to be incorporated in Abu Dhabi.

The JV Company will provide integrated facility management services including consultancy and procurement services, interior space planning and related training activities.

The JV Company will be capitalized at UAE Dirhams 200,000 (approximately S$100,000) through the issue of 200 ordinary shares of UAE Dirhams 1,000 each. PREMAS will hold 49% of the issued share capital of the JV Company and the balance 51% will be held by Tricon.

Tricon is part of the Tricon group which has been in operation for more than 30 years with offices in the UAE (Abu Dhabi, Dubai and Sharjah), USA, Turkey and South Africa. Their core business is in the provision of Real Estate Management, Healthcare, Catering and Food Services, Publicity and Advertisement, Contracting, operational support and training in Law Enforcement, Security, Emergency Medical Services, Crisis Management, Emergency Response and Incidence Command Systems.

The joint venture will provide PREMAS with a strategic platform to capitalise on facilities management opportunities in the UAE and the other Gulf Cooperation Council States.

The joint venture is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the joint venture.

By Order of the Board

Tan Wah Nam
Company Secretary
30 January 2004

Submitted by Tan Wah Nam, Company Secretary on 30/01/2004 to the SGX

MASNET No. 111 OF 30.01.2004
Announcement No. 125

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "(1) SALE OF SERVICED RESIDENCE UNITS AT SOMERSET THONGLOR BY SIAM REAL ESTATE FUND, THAILAND; AND (2) WEST LAKE DEVELOPMENT COMPANY LIMITED"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued announcements on the above matters. Attached Ascott's announcements are for information.

Ascott - somerset thonglor.do Ascott - westlake.doc

Submitted by Jessica Lum, Assistant Company Secretary on 30/01/2004 to the SGX

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MASNET No. 15 OF 30.01.2004
Announcement No. 15

THE ASCOTT GROUP LIMITED

SALE OF SERVICED RESIDENCE UNITS AT SOMERSET THONGLOR BY SIAM REAL ESTATE FUND, THAILAND

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Siam Real Estate Fund ("SREF"), a property fund established in Bangkok, Thailand, which is jointly controlled by Golden Land Property Development Public Company Limited (60%) and the Company (40%), has recently released 82 serviced residence units and 3 shop units (collectively, the "Sale Properties") at its property, Somerset Thonglor, Bangkok, Thailand, for sale to the public.

Ascott International Management (Thailand) Limited ("AIMT"), the Company's wholly owned Thai subsidiary, is the manager of the Sale Properties. In accordance with the Management Agreement entered into between AIMT and SREF on 1 June 2000, SREF will compensate AIMT in the event that the Sale Properties are sold without management contracts.

As at 31 December 2003, SREF sold a total of 48 units of the Sale Properties, comprising 47 serviced residence units and 1 shop unit. The Company's share of the profits (including compensation) recognised in its 2003 results amounted to approximately THB33,087,118 (equivalent to SGD1.44 million).

RATIONALE FOR THE SALE

As the prices of residential properties in Thailand have risen considerably over the last two years, SREF has decided to sell the Sale Properties to capitalise on the buoyant market.

FINANCIAL EFFECTS

The sale of the 48 Sale Properties increased the earnings per share and the net tangible assets per share of the Group by 0.09 cents for the financial year ended 31 December 2003.

The proceeds from the Sale Properties may be re-invested into other serviced residence projects with good growth.

DIRECTORS' AND CONTROLLING SHAREHOLDERS' INTERESTS

None of the Directors and Controlling Shareholders of the Company has any interest, direct or indirect, in the aforesaid transaction.

By Order of the Board
Shan Tjio
Company Secretary
30 January 2004

Submitted by Shan Tjio, Company Secretary on 30/01/2004 to the SGX

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MASNET No. 16 OF 30.01.2004
Announcement No. 16

THE ASCOTT GROUP LIMITED

WEST LAKE DEVELOPMENT COMPANY LIMITED

The Ascott Group Limited (the "Company") had on 26 May 2003, announced that the Company's indirect subsidiary, West Lake Development Company Limited ("West Lake"), had increased its share capital by USD1,730,390, from USD3,101,428 to USD4,831,818.

Due to a delay in the completion of documentation for the contribution of investment, the Company wishes to announce that the aforesaid additional investment in West Lake has not yet been completed.

The Company's interest in West Lake remains unchanged at 70%.

By order of the Board

Shan Tjio
Company Secretary
30 January 2004

Submitted by Shan Tjio, Company Secretary on 30/01/2004 to the SGX

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MASNET No. 109 OF 30.01.2004
Announcement No. 123

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "UPDATE ON LIQUIDATION OF DORMANT SUBSIDIARY"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 30/01/2004 to the SGX

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MASNET No. 84 OF 30.01.2004
Announcement No. 98

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

Update on Liquidation of Dormant Subsidiary

Further to the announcement released by Raffles Holdings Limited (the "Company") on 6 January 2003, the Company hereby announces that L'Entrée AG, an indirect subsidiary, has been duly liquidated.

The above liquidation does not have a material impact on earnings per share or the net tangible asset of the Raffles Holdings Limited Group for the financial year ended 31 December 2003 and for the financial year ending 31 December 2004.

By Order of the Board

Emily Chin
Company Secretary
30 January 2004

Submitted by Emily Chin, Company Secretary on 30/01/2004 to the SGX

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MASNET No. 105 OF 30.01.2004
Announcement No. 119

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "CAPITAMALL TRUST PAYS S$55.7 MILLION UPFRONT LAND PREMIUM. CAPITAMALL TRUST PAYS UPFRONT LAND PREMIUM FOR IMM BUILDING FOR A LEASE TERM OF 45 YEARS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 30/01/2004 to the SGX

82-4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

CAPITAMALL TRUST PAYS S$55.7 MILLION UPFRONT LAND PREMIUM

CAPITAMALL TRUST PAYS UPFRONT LAND PREMIUM FOR IMM BUILDING FOR A LEASE TERM OF 45 YEARS

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that CMT has today accepted an offer (the "**Revised Conversion Offer**") from Jurong Town Corporation ("**JTC**") for CMT to convert its holding of IMM Building (presently under an annual rent revision scheme) to an upfront premium scheme upon the payment of an upfront land premium (the "**Upfront Land Premium**") for a lease term of 45 years ending 22 January 2049.

The Upfront Land Premium of S$55,702,738 (together with applicable goods and services tax and fees) has today been paid by CMT. The quantum of the Upfront Land Premium is based on a land area of 61,221.9 square metres ("**sqm**") for IMM Building (after taking into account a gazetted acquisition area of 1,897 sqm for a road widening project) and a conversion rate of S$910 per square metre ("**psm**").

Terms of the IMM Building Land Lease

Under the previous land lease for IMM building, CMT was required to pay JTC an annual land rent based on the applicable market rent in the relevant year for each year of the current lease term, which is due to expire on 22 January 2019. The lease provided that any increase in the annual land rent from year to year shall not exceed 5.5% of the annual land rent for the immediately preceding year. For 2004, CMT was required to pay JTC an annual land rent of S$5.1 million.

The previous land lease for IMM Building was renewable for a further term of 30 years up till 22 January 2049 at an annual land rent based on the market rate as at the commencement of the said further term, subject to annual revision.

JTC Offers

On 26 November 2003, JTC offered to allow CMT to pay an upfront land premium of S$45 million for a period of 30 years commencing from 1 April 2004 or such earlier date on which payment of the upfront land premium is made, in lieu of the annual land rent payable by CMT under the previous land lease for IMM Building (the "**Earlier Conversion Offer**"). The Earlier Conversion Offer was earlier disclosed in CMT's announcement of 9 December 2003. At the end of the 30-year period in 2034, CMT will have to negotiate with JTC on the rent payable for the remainder of the lease term up till 22 January 2049.

Upon receiving the Earlier Conversion Offer, the Manager sought to have the annual rent revision scheme converted to an upfront premium scheme for the entire remaining lease term of 45 years for the IMM Building and successfully secured the Revised Conversion Offer from JTC.

Certain Terms of the Revised Conversion Offer

Under the terms of the Revised Conversion Offer, should the actual area acquired for the road widening project referred to above (as determined by final survey) be less than the gazetted

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acquisition area, CMT is required to pay JTC a further amount of upfront land premium for the difference in area at the rate of S$910 psm. Should the actual area acquired for the road widening project (as determined by final survey) be more than the gazetted acquisition area, JTC will make a premium refund to CMT for the difference in area at the rate of S$910 psm.

Source of Funds

The payment of the Upfront Land Premium was financed by a bridge loan facility. The Manager intends to refinance the bridge loan with long term financing arrangements. The form of such long term financing arrangements has yet to be determined. The Manager is currently reviewing various options and will advise details in due course.

The payment of the Upfront Land Premium pursuant to the Revised Conversion Offer will not have an impact on the forecast distribution per unit in CMT of 8.59 cents for the year ending 31 December 2004, as stated in CMT's Offer Information Statement dated 9 December 2003 which was lodged with the Monetary Authority on the said date.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
Singapore
30 January 2004

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MASNET No. 14 OF 30.01.2004
Announcement No. 14

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "(1) APPENDIX 4E - PRELIMINARY FINAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2003; (2) PROFIT ANNOUNCEMENT - PRESENTATION SLIDES; AND (3) AUSTRALAND PROPERTY TRUST - INVESTMENT PORTFOLIO"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued announcements on the aforesaid matters.

For details, please refer to the announcements posted by AHL on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 30/01/2004 to the SGX

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AUSTRALAND AUSTRALAND PROPERTY GROUP

APPENDIX 4E - PRELIMINARY FINAL REPORT
FOR THE YEAR ENDED 31 DECEMBER 2003

AUSTRALAND PROPERTY GROUP COMPRISING AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696) AND AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)

RESULTS FOR ANNOUNCEMENT TO THE MARKET

				Aggregated 2003 $'000
Revenue from ordinary activities	up	21.4%	to	1,405,369
Profit from ordinary activities after tax attributable to stapled security holders	up	5.3%	to	95,206
Net profit after tax attributable to stapled security holders	up	5.3%	to	95,206

Dividends / distributions	**Amount per security**	**Franked amount per security**
Final dividend / distribution	4.36 cents	Refer note 7
Previous corresponding period (dividend on ordinary shares)	3.0 cents	Refer note 7
Record date for determining entitlements to the dividend / distribution	5.00pm, 31 December 2003	

Explanation of results

Please refer to the attached commentary for an explanation of the results

AUSTRALAND ACHIEVES RECORD PROFIT FOR 2003

Australand Property Group ("**Australand**") today announced a net profit after tax of $95.2 million for the year ended 31 December 2003, which compares favourably to the forecast net profit after tax of $92.6 million as disclosed in the Product Disclosure Statement and Prospectus for the $225 million Entitlement Offer ("**Prospectus**") completed in December 2003. This is the first profit announcement of the new Australand Property Group following the successful restructure of the group as part of the Stapling Proposal implemented in November 2003 and the 7th consecutive year of record profits.

The key elements of the 2003 result were:

- Net Profit After Tax for the stapled group increased 5.3% to $95.2 million on gross revenue of $1,405.4 million compared to $1,157.9 million in the previous year for Australand Holdings Limited (pre stapling), with all divisions improving profitability. This result was achieved after writing off $11 million of stapling costs and acquisition costs associated with the acquisition of Australand Wholesale Property Trust ("**AWPT**") and Australand Wholesale Property Trust No. 2 ("**AWPT2**") as part of the Stapling Proposal implemented in November 2003, which added $374 million of investment property assets.
- Australand's development operations achieved an operating profit after tax of $100.1 million compared to $90.4 million for the previous year.
- Operating profit before tax of $146.4 million compared to $131.2 million for the previous year.
- Earnings per stapled security of 17.08 cents compared to 16.6 cents per share for the previous year.
- Net tangible asset backing per stapled security increased to $1.36 compared to $1.26 per ordinary share for the previous year.
- Equity of $225 million was raised in December 2003 to fund the acquisition of AWPT and AWPT2, the cancellation of the Reset Convertible Preference Shares and to retire part of Australand's debt. A further $19 million was issued to AWPT and AWPT2 unitholders as part consideration for their units.
- The total dividends / distributions for the year increased to 13.36 cents, compared to 12.0 cents dividend per ordinary share for 2002. The final 2003 dividend / distribution of 4.36 cents per stapled security (comprising a 3 cent fully franked dividend and a 1.36 cent distribution, tax deferred to 22%) is to be paid on Monday 2 February 2004. The total dividend / distribution per stapled security for 2004 is forecast to increase to 16.48 cents as disclosed in the Prospectus.

As previously announced, a new Distribution Reinvestment Plan ("DRP") will be operative for the final 2003 dividend / distribution enabling stapled security holders to reinvest their dividends / distributions in Australand stapled securities.

Securities will be issued to participants in the DRP at a price of $1.59 per stapled security, which has been calculated as a 2.5% discount from the weighted average of all sales of Australand Property Group stapled securities recorded on the Australian Stock Exchange during the five trading days immediately following and inclusive of the record date for the distribution, being 31 December 2003.

Australand's Managing Director Mr Brendan Crotty, said: "This result demonstrates the underlying strength of the new Australand Property Group. Each division positively contributed to the result as follows:

- Land & Housing Division's operating profit before tax increased to $87.9 million, up 10.2% from the previous year principally due to an overall increase in land and housing prices.
- Apartments Division's operating profit before tax increased to $43.9 million, up 65% from the previous year principally due to an uplift in sales, margins and increased contributions from joint ventures.
- Commercial & Industrial Division's operating profit before tax increased to $26.7 million, up 6.8% from the previous year. Revenue increased by 83% from $255.9 million in 2002 to $468.6 million reflecting a lower contribution from commercial office projects and a higher contribution from lower margin industrial projects.
- Australand Property Trust generated an operating profit before tax of $9.8 million since it was constituted in September 2003."

MAJOR FINANCIAL TRANSACTIONS

In addition to the creation of the stapled group and the acquisition of AWPT and AWPT2, the following major financial transactions occurred in 2003:

- Australand's 50% interest in the KPMG Commercial Tower at Kings Street Wharf in Sydney and a 50% interest in the Freshwater Commercial Tower in Melbourne were sold to Colonial Managed Investments Limited in June 2003 for $110m and $134m respectively.
- Construction was completed in November 2003 of the last of eight buildings in Australand's 3rd wholesale property trust, AWPT3, with a total on-completion value of $215 million. Current forecasts are that AWPT3 will deliver its unitholders income returns slightly in excess of those originally forecasted in the Information Memorandum released in November 2002.

- Australand's 4th wholesale property trust, AWPT4, was launched in June 2003 with an equity base of $117 million and holding 4 commercial & industrial properties with an estimated on completion value of approximately $250 million. These properties include the remaining 50% interest in the Freshwater Commercial Tower (due for completion in February 2005), two Coles Myer distribution centres (completed) and a commercial office building at Mascot pre-leased to Qantas (due for completion in March 2004).
- Australand's 5th wholesale property trust, AWPT5, was launched in December 2003 with an equity base of $50 million and holding 8 industrial properties with an estimated on-completion value of approximately $104 million. It is expected that construction of the properties will be completed during 2004.
- The Freshwater Residential & Glebe apartment projects were placed into joint ventures to free up working capital and mitigate project risk.

OUTLOOK

Mr. Crotty confirmed: "The outlook for Australand Property Group remains sound and the forecast net profit after tax for the 2004 financial year of $135.3 million, disclosed in the Offer Prospectus, is expected to be achieved."

"As previously announced, our medium term strategy is to reduce the group's dependence on development profits and increase the level of recurrent income from income producing properties, said Mr. Crotty.

"Consistent with this strategy, Australand intends to submit an acquisition proposal to AWPT3 unitholders during this year, depending on market conditions which, if accepted will bring the value of total investment property assets to approximately $590 million. It is expected that similar proposals will be put forward in relation to AWPT 4 and AWPT5, which will hold assets with an aggregate completed value in excess of $300 million, in late 2005 / early 2006."

"These initiatives together with the development of further commercial and industrial income producing properties during the next three years, should enable the company to achieve its medium term objective of having recurrent income equivalent to development income by 2007."

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REVIEW OF OPERATIONS

The 2003 results can be summarised as follows:

	Summary 2003	2002	% Change
Gross Revenue ($m)	**1,405.4**	1,157.9	+ 21.4
Stapling and acquisition costs ($m) [1]	**(11.0)**	-	-
Operating Profit before Tax ($m)	**146.4**	131.2	+ 11.6
Net Profit after Tax and outside equity interests ($m)	**95.2**	90.4	+ 5.3

Key Ratios are:

	2003	2002	% Change
Earnings Per Stapled Security (share in 2002) (cents)	**17.1**	16.6	+ 2.9
Dividend/distribution Per Stapled Security (share in 2002) (cents)	**13.4**	12.0	+ 11.2
Return on Shareholders' Funds (%) [2]	**11.9**	12.2	- 2.4
Gearing Ratio - External Liabilities to Tangible Assets (%) [3]	**51.0**	51.2	- 0.4
Net Tangible Asset Backing per stapled security ($)(share in 2002)	**1.36**	1.26	+ 7.9

1 Stapling and acquisition costs of $11m arising from the acquisition of Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2 and creation of Australand Property Group were charged in the period

2 Net profit after tax ÷ Total stapled group equity interest (weighted average)

3 Total liabilities less cash ÷ Tangible assets less cash

The divisional operating profits can be summarised as follows:

2003	Land & Housing $m	Apartments $m	Commercial & Industrial $m	Total Development $m	Property Investment $m	Unallocated $m	Stapled Group $m
Revenue	443.1	484.0	468.6	1,395.7	6.1	3.6	1,405.4
Operating profit before tax and inter-segment fees and interest	87.9[1]	43.9[1, 2]	26.7[1, 2]	158.5[1]	2.3	(14.4)	146.4
Interest & other fees charged between Company and Trust				(7.5)	7.5		-
Income Tax Expense				(50.9)	-	0.9	(50.0)
Profit After Tax (excluding outside equity interests)				100.1	9.8	(13.5)	96.4

[1] After allocation of corporate overhead & interest.

[2] The operating profit before tax recognised in respect of the sale of the KPMG Tower has been allocated equally between the Apartments and the Commercial & Industrial divisions.

For comparison purposes the divisional operating profits for the prior corresponding period were as follows:

2002	Land & Housing $m	Apartments $m	Commercial & Industrial $m	Unallocated $m	Development $m
Revenue	432.6	461.1	255.9	8.3	1,157.9
Operating profit before tax [1]	79.7	26.6	25.0	(0.1)	131.2
Income Tax Expense					(40.8)
Profit After Tax					90.4

[1] After allocation of corporate overhead & interest.

DIVISIONAL OVERVIEW:

Land and Housing

For the year ended 31 December 2003, the Division generated revenue of $443.1 million from the sale of 1,876 lots and 669 dwellings, 2.4% above that achieved in 2002. Operating profit before tax increased 10.2% from 2002, reflecting an overall increase in land and housing prices. Consistent with this, the Divisional profit margin increased from 18.4% to 19.8%. Overall, margins on a product-by-product basis improved on those achieved in 2002.

Due to the continued shortage of affordable, zoned and serviceable land in Sydney, coupled with the difficult planning environment, additional capital has been allocated to the other three Business Units (Melbourne, South-East Queensland and Perth) in order to maintain future revenue and profitability.

While re-stocking remains difficult in Sydney, this Business Unit further secured its revenues for the period 2005 to 2010 by securing the rights to jointly develop 1,330 zoned lots at Second Ponds Creek in Sydney's North West with the NSW Government's Land Development Agency, Landcom.

In order to remain ahead of the market and capitalise on changing demographics and consumer trends, the Division has re-engineered its housing product range to allow it to produce more dwellings for a greater segment of the market. This strategy will further improve margins and the return on capital employed in the Division.

During the year the Division allocated $132 million of capital to inventory re-stocking and secured adequate development sites to recognise revenue and profit for the period 2005 to 2008. The projected future yields and sales revenue from Australand's Land and Housing projects can be summarised as follows:

BUSINESS UNIT		NO OF PROJECTS	PROJECTED FUTURE YIELD (No.) LAND	HOUSING	PROJECTED FUTURE REVENUE $m LAND	HOUSING	ESTIMATED TRADING LIFE (Yrs)
Sydney	Wholly owned	18	48	781	25.2	454.9	Up to 6 years
	Joint Venture	4	2,654	946	760.1	575.1	
Melbourne	Wholly owned	27	1,389	1,315	175.3	470.5	Up to 7 years
	Joint Venture	4	3,707	233	468.9	26.0	
South-East Queensland	Wholly owned	13	788	725	169.7	301.0	Up to 8 years
	Joint Venture	3	232	359	38.8	264.2	
Perth	Wholly owned	10	2,225	442	437.3	125.0	Up to 5 years

Overall, sound economic conditions continue to create employment growth and demand for owner-occupier residential real estate in an undersupplied market. Despite the market's reaction to the last two successive

interest rate rises, middle ring second and third buyer housing remains affordable in all markets in which the Division continues to do business producing stable prospects for the Division's profitability in 2004.

Apartments

The Apartments Division generated a pre-tax operating profit of $43.9 million from revenue of $484.0 million compared to a pre-tax operating profit of $26.6 million from revenue of $461.1 million for the prior year, due mainly to margin improvements and reduced project delays than in 2002. The rate of pre-sale generation for the investor market slowed during the year, however the generation of presales for owner-occupier apartments has continued at satisfactory rates.

During the year the Sydney business unit released three projects for sale - Discovery Point at Wolli Creek, Russet Place at Forestville and Glebe Harbour, with strong interest shown in the Glebe Harbour and Discovery Point projects. However, the business unit still faces the challenge of approval delays, which have delayed the release of projects in Duntroon Avenue, St Leonards and 46a Macleay Street, Potts Point. Preliminary approval work is continuing on the Carlton United Brewery Site (Balfour Park, Broadway, NSW) and the outcome of the design competition is expected to be known by June 2004. The business unit manages over 700 apartments in Sydney and vacancy rates have held around 2 to 2.5%.

The South-East Queensland apartment market is performing satisfactorily and saw the release of three projects for sale during 2003. During the year, Australand entered into contractual arrangements through the establishment of a co-venture on the Aurora site at Hope Island in Queensland which has an aggregate value of approximately $90 million of which approximately 25% relates to the Apartments Division with the remainder in the Land & Housing Division.

The Melbourne apartment market has been considerably slower than in previous years. The Melbourne business unit generated a satisfactory level of pre-sales on its Freshwater apartments project due to the location and quality of the development and has joint ventured this project during the year. Selling rates of owner-occupier stock in Freshwater have been consistent since the commencement of marketing and the majority of the investor stock in Freshwater has now exchanged. Australand has established a property management service for apartments in Melbourne and the initial letting take-up rate has been strong.

Australand currently holds approximately $166 million in pre-sales in respect of its wholly owned projects and approximately $342 million in pre-sales for its joint venture projects, for which revenue has not yet been recognised. The reduction in the level of pre-sales held by the Group is attributable to delays in launching pre-sale campaigns due to Sydney projects suffering approval delays. One Sydney project is the subject of appeal proceedings in the Land & Environment Court.

The number of apartments yet to be developed on future projects and unsold stock on projects under construction are as follows:

Business Unit		No. of Apartments	Construction Life
Sydney	-Wholly owned	539	Up to 4 years
	Joint Venture	1,533	Up to 6 years
Melbourne	-Wholly owned	735	Up to 4 years
	Joint Venture	341	Up to 2 years
S.E. Qld	-Wholly owned	329	Up to 3 years
	Joint Venture	330	Up to 6 years

Commercial & Industrial

The Commercial & Industrial Division generated revenue of $468.6 million (2002: $255.9 million) and a pre-tax operating profit of $26.7 million (2002: $25.0 million), from the sale of land and the construction of 19 pre-committed projects comprising approximately 76,000m^2 of commercial space and 120,000m^2 of industrial space. During the year the Division continued with the construction programme for projects being delivered for Australand Wholesale Property Trust No.3 and Australand Wholesale Property Trust No.4.

Pre-commitments were negotiated in respect of more than 130,000m^2 of industrial space and 10,000m^2 of commercial space, during 2003. Though the total area of pre-leases achieved during the 2003 year was lower than the record aggregate leasing activity achieved in the 2002 year, the current level of enquiry for pre-lease industrial space remains satisfactory. As the industrial pre-lease market is presently stronger than the commercial office pre-lease market and most of last year's restocking activity was directed towards industrial projects, 2004 industrial development profit is expected to be proportionately higher than it has been in the last three years.

Australand Property Trust

Australand Property Trust ("**APT**") acquired AWPT and AWPT2 on 27 October following approvals provided by the AWPT and AWPT2 unitholders at their respective meetings on that date. The acquisition of both AWPT and AWPT2 was settled in December 2003 following the successful completion of the $225 million capital raising. APT now has a portfolio of eighteen office and industrial properties underpinned by 21 tenancies. The portfolio is currently valued at $374m and is 97% leased. The average lease term of the property portfolio is 8 years as at 31 December 2003, weighted by base rent. Major tenants in these buildings include Coles Myer, Commonwealth Government of Australia, Star Track Express, Amcor and Laminex Industries.

APT generated a pre-tax profit of $9.8 million since it was constituted in September 2003.

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Statement of Financial Performance

For the year ended 31 December 2003

	Notes	Aggregated 2003 A$'000	2002 A$'000
Revenue from ordinary activities	3	**1,405,369**	1,157,888
Cost of property sold		**(1,111,497)**	(894,990)
Investment property expenses		**(963)**	-
Employee expenses		**(82,021)**	(67,838)
Depreciation		**(2,589)**	(5,183)
Amortisation of goodwill		**(5,326)**	(5,326)
Borrowing costs expense		**(14,834)**	(5,981)
Other expenses from ordinary activities		**(46,240)**	(55,146)
Share of net profits of associates and joint ventures		**15,529**	7,762
Stapling and acquisition costs		**(11,017)**	-
Operating profit from ordinary activities before income tax		**146,411**	131,186
Income tax expense		**(49,964)**	(40,746)
Net profit		**96,447**	90,440
Net profit attributable to outside equity interests		**(1,241)**	-
Net profit attributable to the stapled security holders of APG		**95,206**	90,440
Non-owner transaction changes in equity			
Net increase in retained profits on the initial adoption of: Revised AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		**15,731**	-
Increase in asset revaluation reserve due to fair value adjustment		**5,018**	-
Total changes in equity from non-owner related transactions attributable to the members of the stapled entity		**115,955**	90,440
Basic earnings per stapled security (share in 2002)	6	**17.08 cents**	16.60 cents
Diluted earnings per stapled security (share in 2002)	6	**17.08 cents**	16.60 cents

The accompanying notes form an integral part of these financial statements.

Statement of Financial Position

As at 31 December 2003

	Notes	Aggregated 2003 A$'000	2002 A$'000
Current Assets			
Cash		**30,567**	30,015
Receivables		**328,079**	178,824
Inventories		**494,397**	536,162
Other		**1,578**	11,356
Total Current Assets		**854,621**	756,357
Non-Current Assets			
Receivables		**-**	56
Inventories		**556,208**	590,479
Investments accounted for using the equity method		**123,421**	82,637
Other financial assets		**34,690**	55,296
Investment properties		**374,376**	-
Plant and equipment		**4,304**	7,314
Deferred tax assets		**-**	10,623
Intangible assets		**54,789**	60,115
Total Non-Current Assets		**1,147,788**	806,520
Total Assets		**2,002,409**	1,562,877
Current Liabilities			
Payables		**181,413**	143,086
Interest bearing liabilities		**247,601**	80,080
Current tax liabilities		**44,967**	47,915
Provisions		**39,868**	22,838
Land vendor liabilities		**85,781**	80,394
Total Current Liabilities		**599,630**	374,313
Non-Current Liabilities			
Interest bearing liabilities		**374,000**	337,000
Deferred tax liabilities		**20,096**	49,626
Provisions		**1,715**	1,571
Land vendor liabilities		**12,160**	21,774
Total Non-Current Liabilities		**407,971**	409,971
Total Liabilities		**1,007,601**	784,284
Net Assets		**994,808**	778,593
Equity			
Contributed equity		**794,333**	593,380
Asset Revaluation Reserve		**5,018**	-
Retained profits	8	**190,108**	176,713
Total stapled entity interest		**989,459**	770,093
Outside equity interest in controlled entities	9	**5,349**	8,500
Total Equity		**994,808**	778,593

The accompanying notes form an integral part of these financial statements.

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Statement of Cash Flows

For the Year Ended 31 December 2003

	Aggregated 2003 A$'000	2002 A$'000
Cash Flows from Operating Activities		
Receipts from customers	**1,399,492**	1,185,883
Payments to suppliers and employees	**(1,140,639)**	(984,035)
Payments to others	**(124,752)**	(89,778)
Interest received	**4,555**	5,030
Dividends and trust distributions received	**2,733**	-
Borrowing costs paid	**(55,295)**	(39,188)
Income tax paid	**(71,819)**	(25,620)
Net cash flows provided by operating activities	**14,275**	52,292
Cash Flows from Investing Activities		
Proceeds from sale of investments	**22,842**	-
Payments for purchase of joint venture equity investments	**(25,255)**	(2,173)
Payments for acquisition of Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2	**(122,180)**	-
Payments for acquisition of units in Australand's wholesale property trusts	**(25,000)**	(19,705)
Loans advanced (to)/from related parties	**22,035**	(8,870)
Proceeds from sale of plant & equipment	**607**	-
Payments for plant and equipment	**(142)**	(2,458)
Net cash flows (used in) investing activities	**(127,093)**	(33,206)
Cash Flows from Financing Activities		
Proceeds from borrowings	**401,955**	246,642
Repayment of borrowings	**(407,543)**	(254,328)
Dividends/distributions paid	**(56,698)**	(67,110)
Payments for redemption of reset preference shares	**(53,132)**	-
Cash acquired on acquisition of entities	**3,016**	-
Proceeds from issue of units/shares (net of equity raising costs)	**225,772**	62,285
Net cash flows provided by /(used in) financing activities	**113,370**	(12,511)
Net Increase in Cash Held	**552**	6,575
Cash at the beginning of period	**30,015**	23,440
Cash at the end of period	**30,567**	30,015

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

1. BASIS OF PREPARATION

The financial statements of Australand Property Group ("the Stapled Group") have been prepared on an aggregated basis in recognition of the fact that each share issued by Australand Holdings Limited is stapled to a unit in Australand Property Trust and these trade as a stapled security and cannot be traded separately. The aggregated financial statements incorporate an elimination of inter-entity transactions and balances and other adjustments necessary to present the financial statement on a combined basis. Outside equity interests in the results and equity of controlled entities are shown separately in the combined statement of financial performance and statement of financial position respectively.

The financial statements have been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial statements have been prepared on the basis of historical costs and except where stated, do not take into account changing money values or current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets.

The statement of financial performance of Australand Property Group has been prepared for the 12 months to 31 December 2003 for Australand Holdings Limited and its controlled entities, aggregated with Australand Property Trust and its controlled entities, which has been prepared for the period since it was constituted on 14 September 2003 to 31 December 2003. Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2 results have been included since 27 October 2003. The 2002 comparative financial statements are for 12 months to December 2002 for Australand Holdings Limited and its controlled entities.

Where control of an entity is obtained during a financial year, its results are included in the aggregated statement of financial performance from the date on which control commences. Where control of an entity ceases during the year its results are included for the part of the year during which control existed.

2. CHANGE IN ACCOUNTING POLICY

The aggregated entity has applied the revised AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from January 2003.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the combined financial reports as at 1 January 2003 as a result of this change are:

- $15,731,000 increase in opening retained profits
- $15,731,000 decrease in provision for dividends

3. REVENUE

	Aggregated	
	2003 A$'000	**2002 A$'000**
Revenue from operating activities		
Property development sales	**1,374,925**	1,138,486
Rent from investment properties	**6,060**	-
	1,380,985	1,138,486
Other revenue from operating activities		
Interest received or receivable from:		
- Trade debtors	**1,026**	387
- Other	**3,529**	4,643
Sundry income	**16,786**	12,068
Distributions from investments in unlisted trusts	**3,043**	2,304
	24,384	19,402
Revenue from ordinary activities (excluding share of equity accounted net profits of associates and joint ventures)	**1,405,369**	1,157,888

4. OPERATING PROFIT

	Aggregated 2003 A$'000	2002 A$'000
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:		
Expenses		
Cost of property sold excluding recovery of capitalised borrowing cost	**1,069,081**	859,694
Capitalised borrowing cost recovered in cost of property sold	**42,416**	35,296
Total cost of properties sold	**1,111,497**	894,990
Depreciation of plant and equipment	**2,589**	5,183
Amortisation of goodwill	**5,326**	5,326
Borrowing costs:		
Interest paid or payable to other parties	**48,771**	29,069
Finance charges relating to loan establishment and financing fees	**13,724**	10,119
	62,495	39,188
Less: borrowing costs capitalised	**(47,661)**	(33,207)
Borrowing costs expensed	**14,834**	5,981
Net profit/(loss) on disposal of plant and equipment	**42**	(230)
Amounts set aside to provisions:		
- Employee entitlements	**899**	395
- Bad and doubtful debts	**(210)**	420
Total provisions	**689**	815
Superannuation expense	**5,778**	4,817
Operating lease rentals:		
- Premises	**2,506**	2,573
- Motor vehicles	**716**	712
- Office equipment	**90**	102
Total operating lease rentals	**3,312**	3,387
Auditors' Remuneration:		
Amounts received, or due and receivable, by the aggregated entity's auditors, KPMG, for:		
- Auditing and reviewing the financial statements *	**690**	375
- Other assurance services	**191**	170
- Other services **	**698**	361
	1,579	906

* *2003 comprises audits as at 30 June 2003 and 31 December 2003*

** *Other services predominantly comprise professional fees in relation to an Investigating Accountant's Report and an Independent Expert's Report in respect of stapling, taxation, accounting advice services and preparation of demographic reports.*

Individually significant items		
Write down of inventories to net realisable value	**(10,691)**	(9,498)
Stapling and acquisition costs	**(11,017)**	-

5. COMPARISON OF HALF YEAR PROFITS

	Aggregated 2003 A$'000	Aggregated 2002 A$'000
Aggregated profit from ordinary activities after tax attributable to shareholders reported for the first half year	**41,181**	24,702
Aggregated profit from ordinary activities after tax attributable to stapled security holders reported for the second half year	**54,025**	65,738
Aggregated profit from ordinary activities after tax attributable to stapled security holders	**95,206**	90,440

6. EARNINGS PER STAPLED SECURITY

		Aggregated 2003	Aggregated 2002
Basic	- Ordinary earnings per stapled security	**17.08 cents**	16.60 cents
Diluted	- Ordinary earnings per stapled security	**17.08 cents**	16.60 cents

EARNINGS RECONCILIATION

	2003	2002
Basic earnings per stapled security		
Net profit after tax	**95,206**	90,440
Less reset convertible preference share dividends paid	**(4,250)**	(4,250)
Earnings used in calculating basic earnings per security	**90,956**	86,190
Diluted earnings per stapled security		
Net profit	**95,206**	90,440
Less reset convertible preference share dividends paid	**(4,250)**	(4,250)
Earnings used in calculating diluted earnings per stapled security	**90,956**	86,190

The weighted average number of stapled securities on issue used in the calculation of basic ordinary earnings per stapled security was 532,457,756 stapled securities (2002: 519,218,554 shares).

The weighted average number of stapled securities on issue used in the calculation of diluted ordinary earnings per securities was 532,457,756 securities (2002: 519,380,625 shares).

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7. DIVIDENDS/DISTRIBUTIONS

Dividends / distributions recognised in the current year by the Company and Trust are:

2003	Cents per Share/Unit	Total Amount A$'000	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
Ordinary shares					
Interim dividend	3 cents	15,733	28-05-03	30%	100%
Interim dividend	3 cents	15,775	12-09-03	30%	100%
Interim dividend	3 cents	15,985	10-11-03	30%	100%
Final dividend	3 cents	20,697	02-02-04	30%	100%
Total dividend	12 cents	68,190			
				Tax Deferred %	
Units					
Final distribution	1.36 cents	9,371	02-02-04	22%	
Total distribution	1.36 cents	9,371			
Reset Convertible Preference Shares					
Interim dividend	$2.0959	1,048	31-03-03	30%	100%
Interim dividend	$2.1425	1,071	30-06-03	30%	100%
Interim dividend	$2.1425	1,071	30-09-03	30%	100%
Final dividend	$2.1192	1,060	31-10-03	30%	100%
Total dividend	$8.5001	4,250			

The Australand Property Group Distribution Reinvestment Plan ("**DRP**") is in operation for the final 2003 dividend / distribution. The Record Date to determine entitlements to the final 2003 dividend / distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2003. The final 2003 dividend / distribution of 4.36 cents per stapled security is payable on 2 February 2004.

2002	Cents per Share	Total Amount A$'000	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
Ordinary shares					
Interim dividend	3 cents	16,835	31-05-02	30%	50%
Interim dividend	3 cents	15,731	30-08-02	30%	100%
Interim dividend	3 cents	15,731	29-11-02	30%	100%
Final dividend	3 cents	15,731	28-02-03	30%	100%
Total dividend	12 cents	64,028			
Reset Convertible Preference Shares					
Interim dividend	$2.0959	1,048	04-04-02	30%	100%
Interim dividend	$2.1425	1,071	01-07-02	30%	100%
Interim dividend	$2.1425	1,071	30-09-02	30%	100%
Final dividend	$2.1192	1,060	30-12-02	30%	100%
Total dividend	$8.5001	4,250			

Franking credits

Franking credits available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends / distributions and receipt of dividends receivable.

	Aggregated 2003 A$'000	Aggregated 2002 A$'000
Franking surplus	84,894	46,970

The balances of the franking accounts disclosed above are based on a tax rate of 30%. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends / distributions.

	Aggregated 2003 A$'000	Aggregated 2002 A$'000
8. RETAINED PROFITS		
Retained profits at beginning of the year	176,713	154,551
Net profit attributable to the stapled security holders of APG	95,206	90,440
Net effect on dividends / distributions from:		
- Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	15,731	-
- Dividends / distributions recognised during the year	(97,542)	(68,278)
- Total dividends / distributions	(81,811)	(68,278)
Retained profits at end of the year	190,108	176,713
9. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES		
Outside equity interests in controlled entities comprise:		
Interest in net operating income	1,241	-
Interest in undistributed income at the end of the financial year	1,241	-
Interest in issued capital	4,108	8,500
	5,349	8,500

10. CONTINGENT LIABILITIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The stapled group has given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	2003 A$'000	2002 A$'000
Bank guarantees outstanding	44,003	38,507
Insurance bonds outstanding	27,388	23,469
	71,391	61,976

(b) In the ordinary course of business, the stapled group provides rental guarantees and income support arrangements to tenants and owners of various residential and commercial buildings, which the aggregated entity is developing or has completed development on. These arrangements require the aggregated entity to guarantee the rental income of these properties for certain periods of time. As at the date of this report, the Directors are of the opinion that based on the current sub-lease proposals and forecasted sub-lease commitments, together with the allowances made within the development budgets for these property developments adequate allowance has been made in the financial statements for these potential obligations.

10. CONTINGENT LIABILITIES (CONTINUED)

(c) Australand Holdings Limited provided certain guarantees to Australand Wholesale Property Trust No. 4, including:

- Providing an underwritten yield of 8.75% p.a. up to 30 June 2004 and 9% from 1 July 2004 up to and including Practical Completion of the last property completed. It is estimated that this obligation will cease in February 2005.
- Ensuring that establishment costs of the Trust do not exceed a pre-determined maximum value. Australand Holdings Limited is required to reimburse the Trust for any establishment costs exceeding these amounts.
- Controlling, managing and underwriting the development of each property so that the Trust bears no development and construction risk for properties under development.
- Guaranteeing the first year's rent should a tenant not take occupation as a result of a Trust property not being completed and becoming available to the tenant in accordance with the agreement to lease.
- In addition further rental guarantees have been provided in respect of the Freshwater Commercial Tower – refer Note 10(e).

(d) Australand Holdings Limited provided certain guarantees to Australand Wholesale Property Trust No. 5, including:

- Providing an underwritten yield of 8.50% p.a. up to and including Practical Completion of the last property completed. It is estimated that this obligation will cease by 31 October 2004.
- Ensuring that establishment costs of the Trust do not exceed a pre-determined maximum value. Australand Holdings Limited is required to reimburse the Trust for any establishment costs exceeding these amounts.
- Controlling, managing and underwriting the development of each property so that the Trust bears minimal development and construction risk for properties under development.
- Guaranteeing the first year's rent should a tenant not take occupation as a result of a Trust property not being completed and becoming available to the tenant in accordance with the agreement to lease.

(e) Freshwater Commercial Tower

Australand Holdings Limited entered into a rental support deed with the co-owners of the Freshwater Commercial Tower, whereby Australand Holdings Limited has agreed for the first 5 years after Practical Completion (estimated to be February 2005) to guarantee the rent for the vacant tenancies as at Practical Completion. As at the date of this report, the total rent support, based upon the existing tenancy profile is $12,057,975 per annum. The guaranteed income amounts escalate at the rate of 3.35% per annum. The Directors are of the opinion that based on the current sub-lease proposals and forecasted sub-lease commitments, together with the allowances made within the development forecasts for this project, adequate allowance has been made for these potential obligations.

(f) In the ordinary course of business, the stapled group becomes involved in litigation, some of which falls within the aggregated entity's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the aggregated entity. A claim has been made by 85 owners of certain interests in the Sovereign Australis Hotel on the Gold Coast seeking to avoid their obligations under various contracts for sale. The aggregated entity has been advised that it has strong prospects of successfully defending this claim.

11. ACQUISITION OF CONTROLLED ENTITIES

During the financial year the stapled group acquired control of Australand Wholesale Property Trust ("AWPT") and Australand Wholesale Property Trust No. 2 ("AWPT2"). The consolidated operating results of the acquired entities and their controlled entities are included in aggregated net income from 27 October 2003.

	Aggregated 2003 A$'000
Details of the acquisitions are as follows:	
Cash consideration	122,180
Issue of Australand Property Group stapled securities as consideration	18,944
Total acquisition price	141,124
Fair vale of net assets of entities acquired:	
Investment properties	373,039
Cash assets	3,016
Receivables	663
Other assets	1,974
Payables	(3,129)
Interest-bearing liabilities	(210,109)
Net assets at acquisition	165,454
Outside equity interests at acquisition at fair value	(28,266)
Net investment valued acquired	137,188
Premium on acquisition written off	3,936

The premium on acquisition represents the excess of the purchase consideration paid to AWPT and AWPT2 unitholders over the fair value of the identifiable net assets acquired. The fair value of Australand Property Group securities issued as a part of the consideration paid has been determined as their market price at the date of acquisition.

The Directors are of the opinion that the premium on acquisition does not represent goodwill to be carried forward and amortised because AWPT and AWPT2 have no employees, intellectual property or other assets which are likely to give rise to goodwill.

12. SEGMENT REPORTING

The aggregated entity is organised into the following divisions:

- Land & Housing
- Apartments
- Commercial & Industrial
- Property Investment

The aggregated entity operates wholly within Australia.

Business Segment Summary 2003	Land & Housing	Apartments	Commercial & Industrial	Total Development	Property Investment	Unallocated	Aggregated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	443,104	483,997	468,679	**1,395,780**	6,060	-	**1,401,840**
Unallocated interest revenue						3,529	**3,529**
Total Revenue							**1,405,369**
Segment result before interest expense and interest in cost of goods sold	98,730	63,736	35,423	**197,889**	4,627	-	**202,516**
Capitalised interest in cost of goods sold & other interest	(13,806)	(27,886)	(13,203)	**(54,895)**	(2,355)	-	**(57,250)**
Interest & other fees charged between developer and Trust *	-	-	-	**(7,523)**	7,523	-	-
Net segment result after interest expense	84,924	35,850	22,220	**135,471**	9,795	-	**145,266**
Interest revenue	-	-	-	-	-	3,529	**3,529**
Share of net profits of associates and joint venture partnerships accounted for using the equity method	2,932	8,094	4,503	**15,529**	-	-	**15,529**
Unallocated corporate costs	-	-	-	-	-	(6,896)	**(6,896)**
Profit from ordinary activities before tax and stapling costs	87,856	43,944	26,723	**151,000**	9,795	(3,367)	**157,428**
Stapling and acquisition costs	-	-	-	-	-	(11,017)	**(11,017)**
Profit from ordinary activities before tax	87,856	43,944	26,723	**151,000**	9,795	(14,384)	**146,411**
Income tax expense				**(50,844)**	-	880	**(49,964)**
Net Profit after income tax expense				**100,156**	**9,795**	**(13,504)**	**96,447**

* Inter-segment interest and fees have not been allocated to divisions within the developer

Total Segment Assets	639,566	632,607	297,530	**1,569,703**	402,139	30,567	**2,002,409**
Total Segment Liabilities	107,049	73,536	125,846	**306,431**	14,505	686,665	**1,007,601**
Investments in associates and joint venture partnerships	28,178	104,257	2,552	**134,987**	-	-	**134,987**
Acquisitions of property, plant and equipment	47	47	48	**142**	-	-	**142**
Depreciation and amortisation expense	1,010	2,956	3,949	**7,915**	-	-	**7,915**
Other non-cash expenses	2,384	26	379	**2,789**	-	-	**2,789**

12. SEGMENT REPORTING (CONTINUED)

Under the revised AASB 1005 individual business segments have been identified based on the aggregated entity's management reporting systems. AASB 1005 does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include unallocated corporate expenses, borrowing costs, interest and dividend revenue, proceeds from sale of investments and income tax expenses.

Revenue and profits relating to mixed development sites which involves interest by two or more divisions share the revenue and profit generated based on the equity contributed, engagement of staff and resources committed. The operating profit before tax recognised in respect of the KPMG Tower sale during 2003 year has been allocated equally to the Apartments and the Commercial & Industrial divisions.

Business Segment Summary	Land& Housing	Apartments	Commercial & Industrial	Unallocated	Development
2002	$'000	$'000	$'000	$'000	$'000
Total Segment revenue	432,561	461,143	255,890	-	1,149,594
Unallocated revenue					8,294
Total Revenue					1,157,888
Segment result before capitalised interest recovered in cost of sales	88,276	46,291	30,234	-	164,801
Capitalised interest expensed in cost of sales	(3,171)	(25,345)	(6,780)	-	(35,296)
Segment result	85,105	20,946	23,454	-	129,505
Share of net profits of associates and joint venture	620	5,624	1,518	-	7,762
Unallocated Revenue				8,294	8,294
Unallocated Corporate costs	-	-	-	(8,394)	(8,394)
Unallocated Borrowing costs	(5,981)	-	-	-	(5,981)
Profit before tax from ordinary activities	79,744	26,570	24,972	(100)	131,186
Income tax expense					(40,746)
Net Profit after income tax expense					**90,440**

Total Segment Assets	564,204	668,318	289,717	40,638	1,562,877
Total Segment Liabilities	79,754	140,110	34,070	530,350	784,284
Investments in associates and joint venture partnerships	25,842	56,144	651	-	82,637
Acquisitions of property, plant and equipment	819	819	820	-	2,458
Depreciation and amortisation expense	1,728	3,858	4,923	-	10,509
Other non-cash expenses	516	729	289	1,169	2,703

13. EVENTS SUBSEQUENT TO BALANCE DATE

There have been no significant events or transactions that have arisen since the end of the financial period, which in the opinion of the Directors, would affect significantly the operations of the aggregated entity, the results of those operations, or the state of affairs of the aggregated entity.

Other Information

a) Control gained over entities having material effect:

The acquisition of Australand Wholesale Property Trust and Australand Wholesale Property Trust No.2 on 27 October 2003 - refer Note 11. These entities contributed $2,321,000 to net profit to 31 December 2003.

b) Control lost over entities having material effect:

During the year the interest in the following material entities (and their wholly owned subsidiaries) were disposed of:

Name of entity	Date of disposal	Ownership interest disposed of	Profit recognised on disposal $'000
Glebe Harbour Unit Trust	22 December 2003	50%	5,000
Freshwater Residential Trust	30 June 2003	50%	5,500
Australand Stage 3A Partner Trust	23 June 2003	100%	-
Australand Stage 3A Trust	23 June 2003	100%	-
Australand Wholesale Property Trust No.4	30 June 2003	90%	-
Australand Wholesale Property Trust No.5	29 December 2003	54%	-
Freshwater Office Trust No.1	30 June 2003	100%	-
Freshwater Holding Trust No.1	30 June 2003	100%	-

c) Details of aggregate share of profits (losses) of associates and joint venture entities:

	2003 $'000	2002 $'000
Profit from ordinary activities before tax	**15,529**	7,916
Income tax on ordinary activities	**-**	(154)
Profit from ordinary activities after tax	**15,529**	7,762
Share of net profit of associates and joint venture entities	**15,529**	7,762

d) Material interests in entities which are not controlled entities:

Name of entity	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities		Current period %	Previous corresponding period %	Current period $'000	Previous corresponding period $'000
Australand Land and Housing No. 5 (Hope Island) Pty Limited	(a)	50%	-	-	-
Australand Land and Housing No. 6 (Baldi) Pty Limited	(a)	50%	-	-	-
Australand Land and Housing No. 7 (Hope Island) Pty Limited	(a)	50%	-	-	-
Australand Land and Housing No. 8 (Hope Island) Pty Limited	(a)	50%	-	-	-
Avon Road Pymble Pty Ltd	(a)	50%	-	-	-
Baldi Unit Trust	(a)	50%	-	-	-
Balmain Shores Pty Ltd		50%	50%	-	-
Brisun Pty Ltd		50%	50%	181	361
Camden Green Pty Limited (formerly Australand Land and Housing No 1 Pty Limited)	(b)	50%	100%	(121)	-
Chymont Pty Limited		50%	50%	3,173	1,520
Freshwater Residential Trust	(b)	50%	100%	-	-
Glebe Harbour Unit Trust (formerly Glebe Unit Trust)	(b)	50%	100%	-	-
Glenwood Land Unit Trust		50%	50%	1,051	620
Land and Housing No.1 Unit Trust	(b)	50%	100%	-	-
Minto Industrial Development Trust		50%	-	-	-
Motorway Business Park Pty Ltd		50%	50%	-	-
Soncal Pty Limited		50%	50%	-	-
Sur-Mer (Cronulla) Pty Ltd		50%	50%	-	-
Trust Project No.9 Trust		50%	50%	-	-
Trust Project No.11 Trust		50%	50%	1,221	-
W9 & 10 Stage 1 Partnership	(c)	-	50%	3,959	-
W9 & 10 Stage 2 Partnership		50%	50%	-	7,211
W9 & 10 Stage 3A Partnership		50%	50%	-	-
W9 & 10 Stage 4A Partnership		50%	50%	2,624	-
W9 & 10 Stage 4B Partnership		50%	50%	-	-
W9 & 10 Construction Stage 1 Partnership	(c)	-	50%	-	-
W9 & 10 Construction Stage 2 Partnership		50%	50%	-	-
W9 & 10 Construction Stage 3 Partnership		-	50%	-	-
W9 & 10 Construction Stage 3A Pty Ltd		50%	-	2,660	-
W9 & 10 Construction Stage 3A Financing Pty Ltd		50%	-	-	-
W9 & 10 Construction Stage 3B Pty Ltd		50%	-	-	-
W9 & 10 Construction Stage 3C Pty Ltd		50%	-	-	-
W9 & 10 Construction Stage 4A Partnership		50%	50%	-	-
W9 & 10 Construction Stage 4B Partnership		50%	-	-	-
Woolloomooloo Unit Trust		-	50%	-	(1,950)
Australand Holdings Limited & BMD Constructions Pty Ltd		50%	-	781	-
Total				**15,529**	7,762
Other material interests				-	-
Total				**15,529**	7,762

(a) Joint venture entities created during the year
(b) Joint venture entities created during the year by disposal of 50% interest
(c) Joint venture entities disposed of during the year

82-4507

AUSTRALAND

ANNUAL MEETING

The annual meeting will be held as follows:

Place:	Heritage Ball Room, Level 4 The Westin Hotel 1 Martin Place, Sydney
Date:	20 April 2004
Time:	10.00 am
Approximate date the annual report will be available:	19 March 2004

COMPLIANCE STATEMENT

1. This report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, Corporations Act 2001 and other standards acceptable to the Australian Stock Exchange.
2. This report and the financial statements upon which the report is based, use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. This report is based on financial statements that are in the process of being audited, and therefore, no audit report has been attached.
5. Australand Property Group has a formally constituted audit committee.

Dated at Sydney this 30th day of January 2004

Brendan Crotty
Managing Director

MASNET No. 113 OF 30.01.2004
Announcement No. 127

82-4507

CAPITALAND LIMITED

ANNOUNCEMENTS AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "(1) UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003; (2) NEWS RELEASE - ASCOTT RECORDS NET PROFIT OF S$18.5 MILLION. SERVICED RESIDENCE EBITDA GROWS 33% DESPITE DIFFICULT CONDITIONS; AND (3) ASSETS VALUATIONS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued announcements and news release on the aforesaid matters.

For details, please refer to the announcements and news release posted by Ascott on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 30/01/2004 to the SGX

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

82-4507

1(a)(i) INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	GROUP 3 months ended 31 December 2003 S$'000	GROUP 3 months ended 31 December 2002 S$'000	% +/-	GROUP Year ended 31 December 2003 S$'000	GROUP Year ended 31 December 2002 S$'000	% +/-
Revenue		**52,434**	**49,467**	+6	**200,245**	**228,748**	-12
Cost of sales	A.1	(40,810)	(21,525)	+90	(137,521)	(136,615)	+1
Gross profit		11,624	27,942	-58	62,724	92,133	-32
Other operating income	A.2	2,499	543	+360	7,625	3,818	+100
Administrative expenses	A.3	(6,213)	(17,234)	-64	(26,424)	(41,794)	-37
Other operating expenses		(216)	(179)	+21	(553)	(323)	+71
Profit from operations		**7,694**	**11,072**	-31	**43,372**	**53,834**	-19
Profit on disposal of - discontinued operations	A.4	(3)	161	-102	2,186	16,061	-86
- continued operations	A.5	-	(29)	nm	-	9,324	nm
Revaluation surplus / (deficit)	A.6	83	(1,454)	+106	83	(1,454)	+106
Exchange gain / (loss)	A.7	(973)	2,720	-136	(1,614)	1,016	-259
Interest income	A.8	2,301	996	+131	7,008	4,392	+60
Finance costs		(5,276)	(4,315)	+22	(21,395)	(21,348)	nm
Share of profits/ (losses) of - associates	1.1	614	44	nm	1,866	(2,706)	+169
- jointly controlled entities	1.1	(1,107)	79	nm	8,027	2,211	+263
Profit before tax	A.9	**3,333**	**9,274**	-64	**39,533**	**61,330**	-36
Taxation	A.10	(5,149)	(3,839)	+34	(15,203)	(11,790)	+29
Profit after tax		**(1,816)**	**5,435**	-133	**24,330**	**49,540**	-51
Minority interests		(1,385)	(1,157)	+20	(5,847)	(9,527)	-39
Net Profit attributable to Shareholders		**(3,201)**	**4,278**	-175	**18,483**	**40,013**	-54

Note: 1) In prior years, the Group's revenue and other operating income included interest income from loans to associates and bank deposits and exchange gain. With effect from the current financial year, such interest income and exchange differences are re-presented as separate items on the face of the income statement. Accordingly, the comparative figures have been restated.

2) With effect from the current financial year, the Group's leasehold land and buildings in China, Vietnam and Indonesia are accounted for as investment properties. This change in accounting policy is accounted for retrospectively. Accordingly, the comparative figures have been restated to take into account the retrospective reversal of depreciation charged on these leasehold land and building.

1(a)(ii) Explanatory Notes to Income Statement

A.1 Cost of sales

The change in 4Q 2003 as compared to 4Q 2002 was mainly due to adjustments in 4Q 2002 for the capitalized intercompany interest (S$9.1 million) and write-back of provision for legal and professional fees (S$1.6 million). 4Q 2003 cost of sales had also increased due to one-off pre-operating and rebranding expenses for the Australia properties (S$2.5 million).

A.2 Other operating income

This comprises mainly compensation fee, guarantee fee, maintenance service fee and rental of kiosk, temporary space, ATM and advertising panels. The improvement was due mainly to compensation fee received for the termination of the management contracts on disposal of Kallista residences and Somerset Thonglor in Thailand (S$0.5 million), and guarantee fee received from our jointly controlled entities for extending the Group's guarantee for the bank loans (S$0.6 million).

A.3 Administrative expenses

This comprises principally depreciation of property, plant and equipment, amortization of goodwill, personnel and related costs for support staff and office rental and maintenance. The decrease was mainly due to higher provision for doubtful receivables and higher depreciation and amortization expense in FY 2002 (refer to item A.9 Page 4).

A.4 Profit on disposal of discontinued operations

For FY 2003, this relates to the gain arising from the disposal of its fixed assets in Scotts Picnic Food Court in Kuala Lumpur in March 2003. For FY 2002, this mainly relates to the gain arising from the sale of York Road Limited.

A.5 Profit on disposal of continued operations

For FY 2002, this relates to a gain of S$9.3 million from the sale of subsidiaries which owned Somerset Grand Shanghai and residential land in Shanghai and the disposal of a 50% share of The Ascott Mayfair to a jointly controlled entity.

A.6 Revaluation surplus / (deficit)

This arises from the revaluation of investment properties in Indonesia.

A.7 Exchange gain / (loss)

The exchange loss for the period under review relates principally to the revaluation loss of shareholder's loan extended to the Group's associates, as a result of the weakening of the US Dollar against Singapore Dollar.

A.8 Interest income

The increase in interest income was due to higher shareholder's loan extended to jointly controlled entities.

A.9 Profit before taxation includes the following major items:

	GROUP 3 months ended 31 December 2003 S$'000	GROUP 3 months ended 31 December 2002 S$'000	% +/-	GROUP Year ended 31 December 2003 S$'000	GROUP Year ended 31 December 2002 S$'000	% +/-
Allowance for doubtful receivables	(335)	(9,145)	-96	(392)	(9,496)	-96
Depreciation and amortization^	(1,392)	(3,675)	-62	(9,246)	(15,170)	-39
Staff costs*	(12,590)	(11,253)	+12	(48,024)	(44,979)	+7
Profits on the sale of residential properties	712	681	+5	2,242	2,603	-14

^ The reduction in depreciation was mainly from the property, Somerset Grand Shanghai, which was sold in August 2002.

* The higher staff costs was mainly due to a write-back of prior year's bonus provision in 4Q 2002.

A.10 Adjustments for under or overprovision of tax in respect of prior years

The Group's tax charge in FY 2003 included an underprovision of current tax of S$210,000 and deferred tax of S$1,180,000 in respect of prior years.

82-4507

1(a)(iii) Additional disclosure

1.1 Share of Associates and Jointly Controlled Entities Results

	ASSOCIATES 3 months ended 31 December 2003 S$'000	2002 S$'000	% +/-	ASSOCIATES Year ended 31 December 2003 S$'000	2002 S$'000	% +/-
Profit before interest, taxation, depreciation & amortization ('EBITDA')	1,427	1,078		5,601	4,318	
Depreciation and amortization	(370)	(482)		(1,902)	(2,053)	
Profit before interest and taxation	1,057	596		3,699	2,265	
Finance costs	(443)	(552)		(1,833)	(4,971)	
Profit before taxation	614	44	nm	1,866	(2,706)	+169

The Group's share of results of associates was higher in FY 2003 as compared to FY 2002 due to improvement in the operating results of The Ascott, Beijing.

	JOINTLY CONTROLLED ENTITIES 3 months ended 31 December 2003 S$'000	2002 S$'000	% +/-	JOINTLY CONTROLLED ENTITIES Year ended 31 December 2003 S$'000	2002 S$'000	% +/-
Profit before interest, taxation, depreciation & amortization ('EBITDA')	10,303	2,374		39,065	10,234	
Divestment gain	1,713	-		6,664	-	
Revaluation deficit	(3,222)	-		(3,222)	-	
Depreciation and amortization	(3,223)	(506)		(11,022)	(1,378)	
Profit before interest and taxation	5,571	1,868		31,485	8,856	
Finance costs (net)	(6,678)	(1,789)		(23,458)	(6,645)	
Profit before taxation	(1,107)	79	nm	8,027	2,211	+263

The Group's share of the net loss before tax of jointly controlled entities was attributable mainly to revaluation write-downs of the UK properties. This was partly offset by divestment gains from the sale of Kallista residences and Somerset Thonglor in Thailand.

The increase in the Group's share of EBITDA, depreciation and amortization and finance cost was mainly from the new acquisition of the Citadines joint venture in Europe, which was completed in February 2003. The improvement in EBITDA was also contributed by Somerset Ho Chi Minh, partly offset by losses from the UK Ascott-Dilmun joint venture.

82-4507

1(b)(i) BALANCE SHEET AS AT 31 DECEMBER 2003

	Note	GROUP 31.12.03 S$'000	GROUP 31.12.02 S$'000	COMPANY 31.12.03 S$'000	COMPANY 31.12.02 S$'000
Non-Current Assets					
Property, Plant and Equipment	B.1	60,124	60,999	2,502	3,145
Investment Properties	B.1	1,379,959	1,386,801	330,000	330,000
Properties under development		16,998	18,723	-	-
Interest in Subsidiaries		-	-	385,199	347,144
Interest in Associates		39,009	35,087	2,961	2,992
Interest in Jointly Controlled Entities	B.2	396,735	163,603	-	-
Long-term Investments		6,741	6,826	-	-
Goodwill arising on Consolidation		9,632	6,732	-	-
Deferred Tax Assets		3,763	2,935	-	-
		1,912,961	**1,681,706**	**720,662**	**683,281**
Current Assets					
Properties held for sale		27,600	33,721	-	-
Inventories		951	669	-	-
Trade and other receivables	B.3	132,549	205,146	163,632	116,477
Other financial assets		118	58	-	-
Cash and bank balances		88,621	81,689	1,501	1,241
		249,839	**321,283**	**165,133**	**117,718**
Total Assets		**2,162,800**	**2,002,989**	**885,795**	**800,999**
Less: **Current Liabilities**					
Trade and other payables		(135,834)	(132,485)	(187,617)	(90,521)
Bank overdrafts (unsecured)		-	(1)	-	-
Bank loans - Current portion	1b(ii)	(203,235)	(350,736)	-	(93,250)
Unconsumed annual leave		(1,633)	(1,214)	(312)	(292)
Current tax payable		(14,727)	(15,656)	(3,529)	(2,407)
		(355,429)	**(500,092)**	**(191,458)**	**(186,470)**
Net Current Liabilities		**(105,590)**	**(178,809)**	**(26,325)**	**(68,752)**
		1,807,371	**1,502,897**	**694,337**	**614,529**
Less: **Non-Current Liabilities**					
Loans and borrowings	1b(ii)	(445,331)	(135,370)	(194,218)	(100,000)
Deferred income		(8,578)	(7,871)	-	-
Deferred taxation		(11,464)	(9,064)	(1,509)	(1,163)
		(465,373)	**(152,305)**	**(195,727)**	**(101,163)**
		1,341,998	**1,350,592**	**498,610**	**513,366**
Less:					
Minority interests		(95,901)	(90,199)	-	-
Amounts due to minority shareholders		(4,176)	(4,265)	-	-
		(100,077)	**(94,464)**	**-**	**-**
Net Assets		**1,241,921**	**1,256,128**	**498,610**	**513,366**
Representing:-					
Share Capital		310,263	309,918	310,263	309,918
Share Premium		291,308	291,076	48,828	48,596
Capital Reserves	B.1	646,410	648,922	113,831	113,831
Currency Translation Reserve		(17,917)	(6,561)	(313)	831
Accumulated Profits/(Losses)	B.1	11,857	12,773	26,001	40,190
Share Capital and Reserves		**1,241,921**	**1,256,128**	**498,610**	**513,366**

Explanatory Notes to Balance Sheet

B.1 The 2002 figures have been restated due to a change in accounting policy for leasehold land and buildings (refer to Section 4 Page 13).

B.2 Interest in jointly controlled entities increased by S$233.1 million, mainly due to the acquisition of a 50% stake in the Citadines group in Europe and a 38% stake in The Ascott Sathorn in Thailand.

B.3 The decrease in trade and other receivables was mainly due to the receipt from the sale of Somerset Grand Shanghai.

1(b)(ii) GROUP BORROWINGS

	As at 31.12.03 S$'000	As at 31.12.02 S$'000
Repayable in one year or less or on demand		
- secured	118,809*	276,983
- unsecured	84,426	73,753
	203,235	350,736
Repayable after one year		
- secured	319,121	135,068
- unsecured	126,210	302
	445,331	135,370
Total	648,566	486,106

* The decrease was mainly due to the redemption of the Group's secured medium term notes which was re-financed by a new secured 2-year term loan facility of S$214 million. A large portion of the debts due in the year was re-financed by longer term borrowings ranging from 2 to 5 years.

Details of Collateral

The borrowings of the Group are generally secured by:

- Mortgage on the borrowing subsidiaries' land and building, investment properties, properties under development or properties held for sale with an aggregate carrying value of S$773.9 million (31.12.02: S$623.8 million);
- Pledge of shares of a subsidiary;
- Pledge of fixed deposits of S$21.5 million (31.12.02 : S$26.5 million) of a subsidiary; and
- Assignment of all rights and benefits with respect to the properties.

82-4507

1(c) CASH FLOW STATEMENT

	Note	3 months ended 31.12.03 S$'000	3 months ended 31.12.02 S$'000	12 months ended 31.12.03 S$'000	12 months ended 31.12.02 S$'000
Operating Activities					
Profit from ordinary activities before taxation		3,333	9,274	39,533	61,330
Adjustments for					
Allowance for doubtful receivables		-	8,633	-	8,633
Amortisation of goodwill		(1,051)	92	(638)	530
Accretion of deferred income		(617)	(588)	(2,417)	(1,919)
Depreciation of property, plant and equipment		2,442	3,583	9,884	14,672
(Gain) / loss on disposal of					
- property, plant and equipment		93	123	(2,069)	863
- investment properties		-	(28)	-	1,123
- interest in subsidiaries and associate		-	(103)	-	(27,259)
- investments		18	-	18	-
Impairment loss on investments		22	(10)	(59)	(44)
Interest income		(2,301)	(996)	(7,008)	(4,392)
Interest expense		4,811	4,230	19,766	20,590
Share of (profits) / losses of associates		(614)	(44)	(1,866)	2,706
Share of profits of jointly controlled entities		1,107	(79)	(8,027)	(2,211)
Write back of provision for development costs		-	(963)	-	(963)
Revaluation (surplus) / deficit		(83)	1,454	(83)	1,454
Operating profit before working capital changes		7,160	24,578	47,034	75,113
Changes in working capital:					
Properties held for sale		912	755	8,655	46,547
Trade and other receivables		14,058	25,155	10,755	14,601
Other current assets		127	156	(233)	64
Trade and other payables		17,197	6,779	(1,404)	(3,986)
Cash generated from operations		39,454	57,423	64,807	132,339
Income tax paid		(1,408)	(5,830)	(9,459)	(25,435)
Proceeds from sale of golf memberships		491	414	2,088	1,894
Cash flow from operating activities		38,537	52,007	57,436	108,798
Investing Activities					
Interest received		2,301	996	7,008	4,391
Dividends received from associate and jointly controlled entities		2,838	905	16,800	905
Acquisition of property, plant and equipment		(2,561)	(8,542)	(12,339)	(19,928)
Proceeds from disposal of property, plant and equipment		26	151	2,485	11,560
Proceeds from sale of investment properties		-	17,113	-	18,827
Additions to investment properties and properties under development		(2,160)	22	(2,737)	(7,818)
Acquisition of subsidiary		(992)	530	(1,183)	(17)
Disposal of subsidiaries and associate		(763)	(73,106)	44,419	54,759
Investment in associate and jointly controlled entities		(22,433)	(61,262)	(227,676)	(61,262)
Other investing cashflow		(91)	(1,308)	(2,182)	(2,632)
Cash flow from investing activities		(23,835)	(124,501)	(175,405)	(1,215)
Financing Activities					
Interest paid		(4,811)	(4,230)	(19,766)	(21,034)
Dividends paid		(952)	-	(21,396)	(24,170)
Pledge of fixed deposit as security		517	884	4,394	2,652
Proceeds / (repayment) from bank borrowings		7,110	44,024	167,358	(328,371)
Repayment of loans to minority shareholders		-	11,912	-	(8,877)
Other financing cashflow		544	676	578	-
Cash flow from financing activities		2,408	53,266	131,168	(379,800)
Net (decrease) / increase in cash and cash equivalents		17,110	(19,228)	13,199	(272,217)
Cash and cash equivalents at beginning of period		51,562	74,525	55,168	328,013
Effect of exchange rate changes on balances held in foreign currencies		(1,502)	(129)	(1,197)	(628)
Cash and cash equivalents at end of period		67,170	55,168	67,170	55,168

82-4507

1(d)(i) STATEMENT OF CHANGES IN EQUITY

	Note	GROUP 31.12.03 S$'000	GROUP 31.12.02 S$'000	COMPANY 31.12.03 S$'000	COMPANY 31.12.02 S$'000
Share Capital					
At 1 January, 31 March and 30 June		309,918	309,866	309,918	309,866
Issue of ordinary shares		21	52	21	52
At 30 September		309,939	309,918	309,939	309,918
Issue of ordinary shares		324	-	324	-
At 31 December		**310,263**	**309,918**	**310,263**	**309,918**
Share Premium					
At 1 January, 31 March and 30 June		291,076	291,043	48,596	48,563
Premium on issue of ordinary shares		13	33	13	33
At 30 September		291,089	291,076	48,609	48,596
Premium on issue of ordinary shares		219	-	219	-
At 31 December		**291,308**	**291,076**	**48,828**	**48,596**
Revaluation Reserve					
At 1 January		142,018	185,608	18,695	18,695
Deficit on revaluation of investment properties / properties under development		-	(28)	-	-
Realisation of revaluation surplus on disposal of investment properties / subsidiaries		-	(4,546)	-	-
Share of deficit on revaluation of investment properties - jointly controlled entities		(121)	(309)	-	-
Translation adjustment		(107)	(106)	-	-
At 31 March		141,790	180,619	18,695	18,695
Deficit on revaluation of investment properties / properties under development		-	(2)	-	-
Share of deficit on revaluation of investment properties - jointly controlled entities		(2,516)	(420)	-	-
Translation adjustment		37	(500)	-	-
At 30 June		139,311	179,697	18,695	18,695
Deficit on revaluation of investment properties / properties under development		-	-	-	-
Realisation of revaluation surplus on disposal of investment properties		-	3,142	-	-
Share of deficit on revaluation of investment properties - jointly controlled entities		(960)	(226)	-	-
Translation adjustment		205	(129)	-	-
At 30 September		138,556	182,484	18,695	18,695
Deficit on revaluation of investment properties / properties under development		(2,954)	(18,417)	-	-
Realisation of revaluation surplus on disposal of investment properties		-	184	-	-
Share of deficit on revaluation of investment properties - jointly controlled entities and associates		5,085	(19,959)	-	-
Translation adjustment		(2,046)	(2,274)	-	-
At 31 December		**138,641**	**142,018**	**18,695**	**18,695**

82-4507

1(d)(i) STATEMENT OF CHANGES IN EQUITY (Cont'd)

	Note	GROUP 31.12.03 S$'000	GROUP 31.12.02 S$'000	COMPANY 31.12.03 S$'000	COMPANY 31.12.02 S$'000
Reserve on Consolidation					
At 1 January, 31 March and 30 June		10,148	14,215	-	-
Adjustment on acquisition / disposal of subsidiary		810	1,944	-	-
At 30 September		10,958	16,159	-	-
Adjustment on disposal of subsidiary		-	(6,011)	-	-
At 31 December		**10,958**	**10,148**	-	-
Statutory Reserve					
At 1 January and 31 March		146	153	-	-
Translation adjustment		(4)	(5)	-	-
At 30 June		142	148	-	-
Translation adjustment		2	(1)	-	-
At 30 September		144	147	-	-
Transfer from revenue reserve		60	-	-	-
Translation adjustment		(3)	(1)	-	-
At 31 December		**201**	**146**	-	-
Capital Reduction Reserve					
At 1 January, 31 March, 30 June & 30 September & 31 December		**95,136**	**95,136**	**95,136**	**95,136**
Merger Reserve					
At 1 January, 31 March, 30 June & 30 September & 31 December		**396,000**	**396,000**	-	-
Other Capital Reserve					
At 1 January, 31 March, 30 June & 30 September & 31 December		**5,474**	**5,474**	-	-
Foreign Currency Translation Reserve					
At 1 January		(6,561)	789	831	1,794
Foreign currency translation differences		(2,266)	(1,930)	41	(303)
At 31 March		(8,827)	(1,141)	872	1,491
Foreign currency translation differences		(2,204)	(4,690)	(781)	(316)
At 30 June		(11,031)	(5,831)	91	1,175
Foreign currency translation differences		(452)	(256)	490	72
At 30 September		(11,483)	(6,087)	581	1,247
Foreign currency translation differences		(6,434)	(474)	(894)	(416)
At 31 December		**(17,917)**	**(6,561)**	**(313)**	**831**

1(d)(i) STATEMENT OF CHANGES IN EQUITY (Cont'd)

	Note	GROUP 31.12.03 S$'000	GROUP 31.12.02 S$'000	COMPANY 31.12.03 S$'000	COMPANY 31.12.02 S$'000
Revenue Reserve					
At 1 January		12,773	(3,070)	40,190	41,264
Profit for the first quarter		7,209	13,014	(2,023)	6,627
At 31 March		19,982	9,944	38,167	47,891
Profit for the second quarter		7,260	16,705	1,988	(559)
Dividend paid		(19,339)	(24,170)	(19,339)	(24,170)
At 30 June		7,903	2,479	20,816	23,162
Profit for the third quarter		7,216	6,014	(528)	(441)
At 30 September		15,119	8,493	20,288	22,721
Profit for the fourth quarter		(3,202)	4,280	5,713	17,469
Transfer to statutory reserve		(60)	-	-	-
At 31 December		**11,857**	**12,773**	**26,001**	**40,190**

1(d)(ii) SHARE CAPITAL

Since the last financial year ended 31 December 2002, the issued and paid-up capital of the Company increased by S$345,100 to S$310,263,318 as a result of the exercise of share options by some participants of The Ascott Share Option Plan (the "Plan").

Share Options

Under the Plan, options for 15,872,000 unissued shares of S$0.20 each were granted during the current period at the subscription price of S$0.321 per share:

Option Category	No. of Holders	Option Period	No. of Unissued Shares Under Option
Group executives	265	10 May 2004 to 9 May 2013	12,901,000
Parent group executives	185	10 May 2004 to 9 May 2013	2,221,000
Non-executive directors	6	10 May 2004 to 9 May 2008	750,000
	456		15,872,000

As at 31 December 2003, there were 52,389,000 unissued ordinary shares of S$0.20 each of the Company under the Plan. This had taken into account 6,760,500 share options which were cancelled upon resignation of staff.

Performance Shares

During the period under review, conditional awards amounting to 1.4 million performance shares were granted to four key executives of the Company for the performance qualifying period of 2003 to 2005.

As at 31 December 2003, conditional awards of performance shares granted were as follows:

Year	No. of Performance Shares Conditionally Awarded	Qualifying Period
2002	1,800,000	2002 to 2004
2003	1,400,000	2003 to 2005
	3,200,000	

No release of performance shares has been made as the three-year performance cycle for the first grant will end in 2004 and any release of performance shares will be in 2005.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2002 except for the following:

In prior years, the Group's leasehold land and buildings in China, Vietnam and Indonesia were treated as property, plant and equipment and depreciated over the period of the land use rights. With effect from the current financial year, these leasehold land and buildings are treated and reclassified as investment properties. This is to be consistent with the accounting policies of its immediate holding company, CapitaLand Limited, which is to state investment properties at valuation on an open market basis. The value of investment properties with remaining lease period of 20 years or less are amortised over the remaining leasehold lives unless there is a prospect of extending the lease period for a nominal value.

The change in accounting policy is accounted for retrospectively for the financial year 2003, and the effect is that investment properties is increased by S$524.3 million (2002: S$523.8 million) and property, plant and equipment is decreased by S$407.9 million (2002: S$430.5 million) as at 1 January 2003. The difference is due to retrospective reversal of depreciation charged on the leasehold land and buildings, which are now classified as investment properties. The change has also increased the net profit of the Group for the current financial year by S$10.7 million (2002: S$11.7 million).

In addition, the Group's revaluation reserve was restated for these properties. The effect for the Group is an increase in revaluation reserve of S$62.4 million (2002: S$81.9 million) as at 1 January 2003. A revaluation surplus of S$7.8 million on the leasehold land and buildings, now classified as investment properties, was charged to the Group's revaluation surplus during the year.

82-4507

Effects of Changes in Accounting Policies

	Group 2003 $'000	Group 2002 $'000
Opening accumulated losses, as previously reported	(36,126)	(40,246)
Reclassification of leasehold land and building	48,899	37,176
Opening accumulated profit, as restated	12,773	(3,070)
Net profit before changes in accounting policies	7,788	28,290
Reclassification of leasehold land and building	10,695	11,723
Net profit for the year	18,483	40,013

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Not applicable

6. **Earnings in cents per ordinary share based on profit attributable to Members of the Company**

	GROUP 3 months ended 31.12.03	GROUP 3 months ended 31.12.02^	GROUP 12 months ended 31.12.03	GROUP 12 months ended 31.12.02^
(i) Based on existing issued share capital #	(0.21)	0.28	1.19	2.58
(ii) On a fully diluted basis +	(0.21)	0.28	1.19	2.58

Net earnings per share calculation is based on the weighted average number of 1,550,002,884 shares of S$0.20 each in issue in FY 2003 (FY 2002: 1,549,444,925 shares) taking into consideration the issue of 1,725,5000 ordinary shares upon exercise of share options.

+ The fully diluted earnings per share is based on the weighted average number of 1,552,773,021 and 1,553,688,066 shares of S$0.20 each in issue for FY 2003 and 4Q 2003 respectively (FY 2002: 1,551,985,944; 4Q 2002: 1,549,728,580 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

^ Previously reported basic earnings per share was 0.17 cents for 4Q 2002 and 1.83 cents for FY 2002. Fully diluted earnings per share was 0.17 cents for 4Q 2002 and 1.82 cents for FY 2002.

7. **Net asset value per ordinary share (cents) @**

	GROUP 31.12.03	GROUP 31.12.02
NAV per share	80.1	81.1

@ Net asset value per share calculation is based on the issued shares of 1,551,316,592 as at 31 December 2003 (31 December 2002: 1,549,591,092 shares).

82-4507

8(i) GROUP PERFORMANCE REVIEW

4Q 2003

The Group achieved a net profit before tax of S$3.3 million in 4Q 2003. Including a revaluation deficit of S$3.2 million from the investment properties of Ascott – Dilmun joint venture in the UK, net loss attributable to shareholders was S$3.2 million. The 4Q operating results also included some one-off charges of S$3.9 million, which mainly relates to a lease rental adjustment and pre-operating expenses of 2 new properties and re-branding expenses for Australia properties. Excluding the revaluation deficit and one-off charges, net profit for 4Q 2003 was S$3.3 million lower compared to 3Q 2003. This was mainly due to lower contribution from Australia / New Zealand and Europe operations and higher tax provision for the retail sector.

As compared to the same corresponding period last year, and excluding divestment gains, revaluation deficits and one-off charges, net profit for 4Q 2003 was S$3.5 million lower. This was due principally to lower contribution from the retail and "residential and others" sector. The net profit from the serviced residence sector amounted to S$1 million, an improvement of S$0.3 million from 4Q 2002.

FY 2003

For FY 2003, the Group achieved a net profit before tax of S$39.5 million. The net profit attributable to shareholders was S$18.5 million. This was S$21.5 million or 54% lower than the corresponding period last year principally due to higher divestment profits realized in FY 2002. FY 2002 profit was boosted by divestment gains of S$21.6 million from the assets restructuring and divestment activities. In FY 2003, the Group realized a divestment profit of S$8.8 million; comprising S$2.2 million from the disposal of its non-core Scotts Picnic Food Court business in Kuala Lumpur and S$6.6 million from the sale of the Kallista residences and Somerset Thonglor in Bangkok.

Excluding these divestment gains (FY 2003: S$21.5 million, FY 2002: S$8.8 million) and the revaluation deficit (FY 2003: S$3.2 million, FY 2002: S$1.5 million) and one-off charges in FY 2003 as noted above, the Group's net profit for FY 2003 decreased by S$3.1 million as compared to FY 2002. This was mainly due to lower contribution from the retail sector. Net profit from the serviced residence sector increased by S$2.2 million to S$5.4 million for FY 2003. The improvement in the serviced residence operating results was achieved in spite of the more difficult and challenging environment faced due to the outbreak of the Iraq war and Severe Acute Respiratory Syndrome ('SARS') earlier in the year.

The newly acquired joint-venture in Europe (Citadines) contributed an accretive S$1.3 million for the 10 months in FY 2003.

Key Markets Review

4Q 2003 versus 4Q 2002

In **Singapore**, the Group's serviced residences experienced a drop in rates and occupancy of about 9 per cent and 9 per cent respectively as compared to the corresponding period last year. While the occupancy has recovered to about 70% at the level before the outbreak of the Iraq war and SARS, it is still below 4Q 2002 level (77%) due to the weaker economic conditions and stiffer competition from the hotel industry which had reduced rates to boost occupancy.

The **South East Asia** markets overall performance remained robust. The Group's serviced residences in Vietnam continued to experience strong occupancy, an increase of 3 per cent to 93% in 4Q 2003, although rental rates drop by 1 per cent as compared to 4Q 2002. In Thailand, rental rates and occupancy (holding in the high 80% range) dropped by 5 per cent and 4 per cent respectively. Our rental rates and occupancy in Indonesia, which averaged 67%, improved by 3 per cent and 5 per cent respectively despite the difficult political and social economic environment. Philippines on the other hand was negatively impacted by both the political and local insurgency problem in the country. International tourist arrivals and corporate expatriate arrivals had decreased, resulted in the on-going price war among hotels and serviced apartments to fill occupancies. The Group's serviced residences in Philippines experienced a drop in rates of about 3 per cent, but managed to improve occupancy by 8 per cent to 66%. Malaysia continued to experience a slowdown in arrivals of corporate travelers. But our properties were able to improve the occupancy by 10% from 4Q 2002 to 77% with rental rates dropping by about 3 per cent.

In **China**, our serviced residences experienced a drop in rates and occupancy of about 3 per cent and 4 per cent respectively as compared to the corresponding period last year. The averages were brought down due to the opening of 2 new properties in 3Q 2003 and 4Q 2003, which are still in the early stages of ramping up their occupancy. Occupancy is now at above pre-SARS level, in the 70% range.

In **Australia / New Zealand**, the Group's serviced residences experienced a drop in rates and occupancy of about 3 per cent and 17 per cent respectively as compared to the corresponding period last year. This was mainly due to the opening of 2 new properties in 4Q 2003 and the closure of a property for renovation in conjunction with the rebranding exercise for the Oakford properties to Somerset. Occupancy of the properties was averaging in the 60% range. Excluding the impact of the new properties, average occupancy in Australia / New Zealand was in the 78% range.

In **UK**, rental rates of the Group's serviced residences dropped by 12 per cent due to a severe reduction in corporate travel resulting from the Iraq war and a sluggish global economy. Our properties were holding occupancy in the high 60% range. The other markets in **Europe** were holding their position in terms of occupancy, averaging in the 70% range, with rental rates maintaining at about the same level as that of the corresponding period last year.

(ii) SEGMENT INFORMATION:-
GROUP TURNOVER AND PROFIT ANALYSIS

	Turnover 12 months ended		EBIT [1] 12 months ended		EBITDA [2] 12 months ended	
	31.12.03 S$'000	31.12.02 S$'000	31.12.03 S$'000	31.12.02 S$'000	31.12.03 S$'000	31.12.02 S$'000
By Business Segments						
Serviced Residence	151,155	152,964	53,913	40,758	74,440	56,017
Retail	32,064	37,953	18,024	22,007	18,881	22,843
Residential & Others	17,026	37,831	3,179	2,190	3,965	4,696
	200,245	228,748	75,116	64,955	97,286	83,556
By Region						
Singapore	68,374	91,312	10,570	30,753	14,282	35,739
Asia (excluding Singapore) [3]	78,187	84,365	48,502	34,408	55,985	46,126
Australia and New Zealand	43,122	48,430	(6,384)	(913)	(4,743)	500
Europe	10,562	4,641	22,428	707	31,762	1,191
	200,245	228,748	75,116	64,955	97,286	83,556

[1] *EBIT is the Operating earnings, before divestment gains, revaluation deficit, interest income, exchange differences, finance costs and tax. It includes the Group's share of the EBIT of associates and jointly controlled entities. The comparative figures have been restated on the same basis.*

[2] *EBITDA is the Operating earnings, before divestment gains, revaluation deficit, interest income, exchange differences, finance costs, tax depreciation and amortisation. It includes the Group's share of the EBITDA of associates and jointly controlled entities. The comparative figures have been restated on the same basis.*

[3] *The Asia operations refer to the Group's operations in Indonesia, Malaysia, Philippines, People's Republic of China, Thailand and Vietnam.*

82-4507

(a) Turnover Analysis

(i) 4Q 2003 vs 4Q 2002

S$'000	4Q 2003	4Q 2002	Growth	
Serviced Residence	41,967	38,468	3,499	9%
Retail	7,284	8,905	(1,621)	-18%
Residential & Others	3,183	2,094	1,089	52%
Total	52,434	49,467	2,967	6%

Turnover for the serviced residence sector was 9% or S$3.5 million higher than 4Q 2002 The growth was mainly from new properties coming on stream in Australia, and improvement in Vietnam, Thailand and Indonesia serviced residences, partly offset by lower contribution from the Singapore operations.

Turnover for the retail sector was 18% or S$1.6 million lower than 4Q 2002. This was attributable to the sale of Scotts Picnic Food Court in Kuala Lumpur in March 2003 and lower contribution from Liang Court Shopping Centre.

The "residential and others" sector's turnover was 52% or S$1.1 million higher than 4Q 2002. The increase was mainly due to a higher number of residential units sold in the Colonnades project in Australia.

Overall, the Group's turnover for 4Q 2003 increased by 6% or S$3 million to S$52.4 million as compared to the corresponding period last year, attributable mainly to higher contribution from the serviced residence sector.

(ii) FY 2003 vs FY 2002

S$'000	FY 2003	FY 2002	Growth	
Serviced Residence	151,155	152,964	(1,809)	-1%
Retail	32,064	37,953	(5,889)	-16%
Residential & Others	17,026	37,831	(20,805)	-55%
Total	200,245	228,748	(28,503)	-12%

The serviced residence sector's turnover in FY 2003 declined by 1% or S$1.8 million. Excluding the contribution from Somerset Grand Shanghai, turnover for FY 2003 increased by 7% or S$9.8 million. This was mainly from the new properties contribution in Australia and improved performance from the serviced residences in China, Vietnam, Indonesia and Thailand offset by lower contribution from Singapore and Philippines serviced residences.

Turnover for the retail sector decreased by 16% or S$5.9 million. This was attributable to the sale of Cuppage Terrace in August 2002, sale of Scotts Picnic Food Court in Kuala Lumpur in March 2003 and lower contribution from Liang Court Shopping Centre, offset by improved rentals achieved from the People's Parade in Wuhan and the Scotts Shopping Centre in Singapore.

Turnover for the "residential and others" sector decreased by 55% or S$20.8 million due to winding down of the activities resulting in lower sale of units in the Colonnades and 9 Nassim projects and the disposal sale of Costa Sands resorts in July 2002.

Compared to FY 2002, the Group's turnover for FY 2003 decreased by 12% or S$28.5 million to S$200.2 million. This was attributable mainly to phasing out of the "residential and others" sector and lower contribution from the retail sector and divested assets.

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(b) EBITDA Analysis

(i) 4Q 2003 vs 4Q 2002

S$'000	4Q 2003	4Q 2002	Growth	
Serviced Residence	15,066	11,610	3,456	30%
Retail	4,688	5,003	(315)	-6%
Residential & Others	1,062	1,587	(525)	-33%
Total	20,816	18,200	2,616	15%

EBITDA of the serviced residence sector in 4Q 2004 increased by 30% or S$3.5 million to S$15.1 million. This was mainly contributed by the new joint-venture in Europe amounting to S$7.6 million and higher contribution from the serviced residences in UK, Thailand, Vietnam, and China, partly offset by weaker performance from the Singapore and Australia / New Zealand serviced residences.

EBITDA of the retail sector in 4Q 2003 decreased by 6% or S$0.3 million compared to the corresponding period in 2002. Excluding the contribution from Scotts Picnic Food Court in Kuala Lumpur in 4Q 2002 of S$0.2 million, EBITDA for 4Q 2003 decreased by 2% or S$0.1 million as compared to 4Q 2002. This was mainly due to lower contribution from Liang Court Shopping Centre, offset by higher contribution from the People's Parade in Wuhan.

EBITDA of the "residential and others" sector in 4Q 2003 decreased by 33% or S$0.5 million. This was due mainly to higher write-back of development costs in 4Q 2002 for our residential projects.

Overall, the Group's EBITDA increased by 15% or S$2.6 million to S$20.8 million compared to S$18.2 million in 4Q 2002.

(ii) FY 2003 vs FY 2002

S$'000	FY 2003	FY 2002	Growth	
Serviced Residence	74,440	56,017	18,423	33%
Retail	18,881	22,843	(3,962)	-17%
Residential & Others	3,965	4,696	(731)	-16%
Total	97,286	83,556	13,730	16%

EBITDA of the serviced residence sector increased by 33% or S$18.4 million to S$74.4 million. Excluding the contribution from Somerset Grand Shanghai, EBITDA for FY 2003 increased by 52% or S$25.4 million. The increase was mainly contributed by the new acquisition in Europe amounting to S$27.7 million. The balance was contributed by improved performance in China, UK, Thailand and Vietnam partly offset by weaker performance from the Singapore and Australia / New Zealand serviced residences.

The EBITDA of the retail sector decreased by 17% or S$4.0 million from S$22.8 million to S$18.9 million. Of this, S$1.7 million was because of the sale of Cuppage Terrace in August 2002 and Scotts Picnic Food Court in Kuala Lumpur in March 2003. The balance was due to lower contribution from Liang Court Shopping Centre, partially offset by improved performance achieved by People's Parade in Wuhan.

The EBITDA of the "residential and others" sector decreased by 16% or S$0.7 million. Excluding the EBITDA contribution from Costa Sands resorts of S$1.1 million, EBITDA for FY 2003 increased by 11% or S$0.4 million. This was contributed mainly by the improved performance of the Masters Golf and Country Club in Guangzhou, offset by lower sale of units of the 9 Nassim residential project.

Overall, the Group's EBITDA increased by 16% or S$13.7 million, contributed mainly by growth in the serviced residence sector.

(c) Profit Attributable to Members of the Company

(i) 4Q 2003 vs 4Q2002

For 4Q 2003, the Group's attributable net profit decreased by S$7.5 million resulting in a loss of S$3.2 million compared to a profit of S$4.3 million in 4Q 2002. Excluding the divestment gains in 4Q 2003 and 4Q 2002 of S$1.7 million and S$0.1 million respectively, the revaluation deficits (4Q 2003: $3.2 million, 4Q 2002: $1.5 million) and one-off charges (4Q 2003: $3.9 million), attributable profit for 4Q 2003 was S$3.5 million lower than 4Q 2002. This was primarily due to lower contribution from the retail and "residential and others" sector, partly offset by growth and improved operating results from the core serviced residence business.

(ii) FY 2003 vs FY 2002

For FY 2003, the Group's attributable net profit decreased by S$21.5 million to S$18.5 million due principally to lower divestment gains. Excluding the divestment gains from sales of the Group's assets amounting to S$8.8 million in FY 2003 and S$21.6 million in FY 2002, the revaluation deficits (FY 2003: S$3.2 million, FY 2002: S$1.5 million) and one-off charges of S$3.9 million in FY 2003, the Group's attributable profit from operations for FY 2003 decreased by S$3.1 million to S$16.8 million. This was substantially due to lower contribution from the retail sector. The core serviced residence sector contributed S$5.4 million, an improvement of S$2.2 million from FY 2002 despite operating in a more adverse and difficult operating environment caused by the outbreak of SARS and Iraq war earlier in the year.

In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between 31 December 2003 and the date of this report which would materially affect the results of the operations of the Group and of the Company for FY 2003.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results**

None

10. **CURRENT YEAR'S PROSPECTS**

The economic and business outlook in the major cities in which the Group operates is improving over 2003.

Q1 2004 and FY 2004 are expected to be profitable. Barring any unforeseen events, net profit in FY 2004 is expected to be higher than FY 2003.

11. **DIVIDENDS**

The Board of Directors is recommending the payment of a first and final dividend as follows: -

(a) Present Period

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	6% per ordinary share less tax
Par value of shares	S$0.20
Tax Rate	22%

(b) Previous Corresponding Period

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend Rate	6% per ordinary share less tax	2% per ordinary share less tax
Par value of shares	S$0.20	S$0.20
Tax Rate	22%	22%

(c) Total Annual Dividend

	Year Ended	
	31.12.03	**31.12.02**
Summary of dividend proposed per share		
Final after tax @ 22% (FY 2002: 22%) (cents)	0.94	1.25
Total annual dividend after tax (S$'000)	14,520	19,339

The above represents a total gross dividend rate of 6% per ordinary share for the financial year 2003. No interim dividend was paid during the year.

The proposed dividends, if approved at the Annual General Meeting to be held on 16 April 2004, will be paid on 7 May 2004.

Closure of Books

Notice is hereby given that subject to shareholders' approval of the payment of the aforementioned dividends at the Annual General Meeting to be held on 16 April 2004, the Share Transfer Books and Register of Members of the Company will be closed from 27 April 2004 to 28 April 2004, both dates inclusive. Duly completed transfer forms received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 26 April 2004 will be registered to determine shareholders' entitlement to the proposed dividends. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the proposed dividends will be paid by the Company to CDP which will in turn distribute dividend entitlements to shareholders.

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12. INTERESTED PERSON TRANSACTIONS

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	4Q 2003	4Q 2003
	S$'000	S$'000
CapitaLand Limited & its associates		
- Corporate support services	-	800
STPL & its associates		
- Cable TV service	-	103
Temasek Holdings (Pte) Ltd & its associates		
- Electricity supply	-	2,757

During the period under review, there were no joint ventures with interested persons.

* The aggregate value is for the contract period.

PART II – ADDITIONAL INFORMATION

13. Segment Revenue and Results

	Serviced Residence $'000	Retail $'000	Residential and Other Operations $'000	Consolidated $'000
Revenue 2003				
Total revenue from external customers	151,155	32,064	17,026	200,245
Inter-segment revenue	54,867	5,945	303	61,115
Total revenue	206,022	38,009	17,329	261,360
Inter-segment eliminations				(61,115)
Total revenue				**200,245**
Segment results				
Company and subsidiaries	29,770	18,881	3,969	52,620
Associates	5,605	-	(4)	5,601
Jointly controlled entities	39,065	-	-	39,065
Net profit before interest, tax, depreciation and amortisation	**74,440**	**18,881**	**3,965**	**97,286**
Depreciation and amortisation				
Company and subsidiaries	7,603	857	786	9,246
Associates	1,902	-	-	1,902
Jointly controlled entities	11,022	-	-	11,022
	20,527	**857**	**786**	**22,170**
Divestment gains	6,664	2,186	-	8,850
Revaluation deficit	(3,139)	-	-	(3,139)
Exchange gain/(loss)	(1,614)	-	-	(1,614)
Interest income	6,555	69	384	7,008

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	Serviced Residence $'000	Retail $'000	Residential and Other Operations $'000	Consolidated $'000
Finance cost (net)				
Company and subsidiaries	17,437	3,592	367	21,396
Associates	1,834	-	-	1,834
Jointly controlled entities	23,458	-	-	23,458
	42,729	**3,592**	**367**	**46,688**
Profit before tax	19,650	16,687	3,196	39,533
Taxation				(15,203)
Minority interests				(5,847)
Net profit for the year				**18,483**

	Serviced Residence $'000	Retail	Residential and Other Operations	Consolidated $'000
Revenue 2002				
Total revenue from external customers	152,964	37,953	37,831	228,748
Inter-segment revenue	21,890	756	-	22,646
Total revenue	174,854	38,709	37,831	251,394
Inter-segment eliminations				(22,646)
Total revenue				**228,748**
Segment results				
Company and subsidiaries	41,416	22,843	4,745	69,004
Associates	4,367	-	(49)	4,318
Jointly controlled entities	10,234	-		10,234
Net profit before interest, tax, depreciation and amortisation	**56,017**	**22,843**	**4,696**	**83,556**
Depreciation and amortisation				
Company and subsidiaries	11,828	836	2,506	15,170
Associates	2,053	-	-	2,053
Jointly controlled entities	1,378	-	-	1,378
	15,259	**836**	**2,506**	**18,601**
Divestment gain / (loss)	9,324	(1,356)	17,417	25,385
Revaluation deficit	(1,454)	-	-	(1,454)
Exchange gain/(loss)	1,022	-	(6)	1,016
Interest income	3,950	83	359	4,392
Finance cost (net)				
Company and subsidiaries	17,451	3,832	65	21,348
Associates	4,867	-	104	4,971
Jointly controlled entities	6,645	-	-	6,645
	28,963	**3,832**	**169**	**32,964**
Profit before tax	24,637	16,902	19,791	61,330
Taxation				(11,790)
Minority interests				(9,527)
Net profit for the year				**40,013**

14. Breakdown of Sales

	GROUP 2003 S$'000	2002 $'000	% +/-
(a) Turnover reported for first half year	101,167	120,488	-16
(b) Operating profit/(loss) after tax before minority interests reported for first half year	17,436	27,355[1]	-36
(c) Turnover reported for second half year	99,078	108,260	-8
(d) Operating profit/(loss) after tax before minority interests reported for second half year	6,894[3]	22,185[2]	-69

[1] This includes net gain of S$23.7 million arising from the sale of subsidiaries and associated company.

[2] This includes net gain of S$1.7 million arising from the sale of subsidiaries, investment property and leasehold property.

[3] This includes net revaluation deficit of S$3.2 million arising from the revaluation of investment properties in UK and Indonesia.

BY ORDER OF THE BOARD

Shan Tjio
Company Secretary

Singapore
30 January 2004

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

January 30, 2004
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

NEWS RELEASE

Ascott Records Net Profit of S$18.5 million
Serviced Residence EBITDA Grows 33% Despite Difficult Conditions

A. Core Serviced Residence Sector	*FY 2003 S$ million*	*FY 2002 S$ million*	*Change*
Turnover	**151.2**	153.0	-1%
EBITDA	**74.4**	56.0	33%

B. Group			
Turnover	**200.2**	228.7	-12%
EBITDA	**97.3**	83.6	16%
Profit Before Tax	**39.5**	61.3	-36%
Net Profit	**18.5**	40.0	-54%
Earnings Per Share (diluted)	**1.19 cents**	2.58 cents	-
Net Asset Value Per Share	**80.1 cents**	81.1 cents	-

Dividend	**First and final gross dividend of 6% 0.94 cents per share after tax**
Gross Dividend Yield	**2.9%** @ 42.0 cents per share on Dec 31, 2003

The Ascott Group recorded net profit of S$18.5 million in 2003, from continued growth in its core serviced residence business, despite more difficult operating conditions.

Net profit was 54 per cent lower than the previous year due to higher asset divestment gains in 2002, a S$3.2 million revaluation deficit from its UK properties, and S$3.9 million one-off charges from a lease rental adjustment in Singapore and pre-opening expenses in Australia.

Excluding these items, the group's net profit was S$3.1 million lower than in 2002, due mainly to lower contributions from its non-core retail sector.

Ascott's core serviced residence business improved its performance in 2003. Serviced residence EBITDA increased by 33 per cent to S$74.4 million compared to 2002. This included new contributions from the Citadines serviced residence chain in Europe, after the group acquired a 50 per cent stake in the company in February 2003, and improved performance in China, Vietnam, Thailand and Indonesia.

Dividends
Ascott's directors are recommending a first and final gross dividend of six per cent per share. This represents a gross dividend yield of 2.9 per cent based on Ascott's share price of 42.0 cents at end December 2003. Dividend after tax would be 0.94 cents per share.

Challenging Operating Conditions
Mr Eugene Lai, Ascott's chief executive officer, said that the SARS outbreak and Iraq war negatively impacted the global hospitality industry, and Ascott's performance in Singapore, UK, China and Philippines, particularly in the first half of 2003.

However, the group's overall serviced residence business continued to grow. 2003 serviced residence EBITDA rose by a third, proving the resilience of Ascott's business model, with longer stay corporate clients and diversification across various countries, compared to the traditional hotel model. In most cities in Asia, Ascott continued to outperform the market in occupancy and rates, and grow its brand penetration.

In 2003, Ascott significantly expanded its global reach. With the Citadines acquisition, the group became the largest serviced residence operator in Europe and Asia Pacific, and the largest outside the US. Ascott's portfolio today spans 13,800 serviced residence units in 39 cities in 16 countries.

In December, Ascott entered the Gulf region by securing two prime serviced residence management contracts with 250 units in Dubai city. The group also opened eight serviced residences with 1,065 units in China, Thailand, Australia, Japan and the UK. It grew fee income by securing six new serviced residence management contracts with 730 units.

In line with its asset light strategy, it divested its interest in three serviced residences in Thailand and UK, and disposed a non-core food court in Kuala Lumpur.

Mr Lai added that Ascott made significant progress in becoming a pure play international serviced residence operator. In 2003, EBITDA from its serviced residences constituted 77 per cent of total group EBITDA, up from 67 per cent a year ago. Overseas EBITDA from its serviced residences constituted 86 per cent of total serviced residence EBITDA, up from 71 per cent a year ago.

Major Initiatives
Mr Lai said that in 2004, Ascott's priorities will be to strengthen its customer base, increase occupancy and rates, and enhance product and service consistency. The group will also restructure its assets in order to increase returns, and strengthen its infrastructure and human resource.

Outlook
He said that the outlook for the major cities in which the group operates is improving and net profit for 2004 is expected to be higher than for 2003.

Mr Lai added that Ascott will continue to seek growth opportunities globally, particularly in China, South Korea, Japan and Europe.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : January 30, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

---

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the key cities of Europe, Southeast Asia, North Asia, and Australia and New Zealand.

Ascott's global presence comprises 13,800 serviced residence units across 39 cities in 16 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Oakford brand in Australia and Citadines brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ASSET VALUATIONS

The Board of Directors of the Company wishes to announce the independent valuations of the following assets of the Company :-

Properties		Valuation
Date of Valuation : Name of Valuer : Description of Property :	30 November 2003 Jones Lang LaSalle 6-8 Scotts Road, Scotts Shopping Centre and The Ascott Singapore	S$330,000,000
Date of Valuation : Name of Valuer : Description of Property :	30 November 2003 Jones Lang LaSalle 177A and 177B River Valley Road, Liang Court Shopping Centre & Somerset Liang Court Executive Residences, Singapore	S$268,300,000
Date of Valuation : Name of Valuer : Description of Property :	30 November 2003 Jones Lang LaSalle 15 Cairnhill Road, Cairnhill Place/Somerset Grand Cairnhill, Singapore	S$150,600,000
Date of Valuation : Name of Valuer : Description of Property :	30 December 2003 CB Richard Ellis Somerset Grand Hanoi 49 Hai Ba Trung Street Hoan Kiem District, Hanoi, Vietnam	US$81,390,000

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Properties		Valuation (31/12/2003)
Date of Valuation :	30 December 2003	US$54,230,000
Name of Valuer :	CB Richard Ellis	
Description of Property :	Somerset Chancellor Court 21–23 Nguyen Thi Minh Khai Street, District 1, Ho Chi Minh, Vietnam	

A copy of the valuation report is available for inspection at the Company's registered office at 8 Shenton Way #13-01 Temasek Tower, Singapore 068811 during normal business hours for 3 months from today.

By order of the Board

Shan Tjio
Company Secretary
30 January 2004